UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number 001-39711

HIPPO HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	**32-0662604**
(State of incorporation)	(I.R.S. Employer Identification No.)

150 Forest Avenue	
Palo Alto, California	**94301**
(Address of Principal Executive Offices)	(Zip Code)

(650) 294-8463
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, $0.0001 par value per share	HIPO	New York Stock Exchange
Warrants to purchase common stock	HIPO.WS	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Common Stock, $0.0001 par value (the "Common Stock"), held by non-affiliates of the Registrant as of June 30, 2023 was approximately $312 million based upon the closing price reported for such date on The New York Stock Exchange. For purposes of this disclosure, shares of Common Stock held by officers and directors of the Registrant and persons that may be deemed to be affiliates under the Act have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the Registrant's Common Stock was 24,310,892 as of February 21, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

TABLE OF CONTENTS

Page

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Hippo Holdings Inc. ("Hippo," the "Company," "we," "us," and "our") contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for our future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Annual Report on Form 10-K, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report on Form 10-K may include, for example, statements about:

- our future results of operations and financial condition and our ability to attain profitability;

- our ability to grow our business and, if such growth occurs, to effectively manage such growth;

- customer satisfaction and our ability to attract, retain, and expand our customer base;

- our ability to maintain and enhance our brand and reputation;

- our business strategy, including our diversified distribution strategy and our plans to expand into new markets and new products;

- the effects of seasonal trends on our results of operations;

- our expectations about our book of business, including our ability to cross-sell and to attain greater value from each customer;

- our ability to compete effectively in our industry;

- our ability to maintain reinsurance contracts and our near- and long-term strategies and expectations with respect to cession of insurance risk;

- our ability to utilize our proprietary technology;

- our ability to underwrite risks accurately and charge profitable rates;

- our ability to leverage our data, technology and geographic diversity to help manage risk;

- our ability to protect our intellectual property;

- our ability to expand our product offerings or improve existing ones;

- our ability to attract and retain personnel, including our officers and key employees;

- potential harm caused by misappropriation of our data and compromises in cybersecurity;

- potential harm caused by changes in internet search engines' methodologies;

- our expected use of cash on our balance sheet, our future capital needs and our ability to raise additional capital;

- fluctuations in our results of operations and operating metrics;

- our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and data security;

- our ability to stay in compliance with laws and regulations that currently apply, or become applicable, to our business both in the United States and internationally;

- our inability to predict the lasting impacts of COVID-19 to our business in particular, and the global economy generally;

- our public securities' liquidity and trading; and

- other factors detailed in the section titled "Risk Factors" in this Annual Report on Form 10-K.

These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described below. You should carefully consider these risks and uncertainties, together with all of the other information contained in this Annual Report, when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

- We have a history of net losses and we may not achieve or maintain profitability in the future.

- Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results, and financial condition could be harmed.

- The "Hippo" brand may not become as widely known as incumbents' or other competitors' brands or the brand may become tarnished.

- Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and our reputation.

- Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model, and our future prospects.

- We may not be able to manage our growth effectively.

- Intense competition in the segments of the insurance industry in which we operate could negatively affect current financials and our ability to attain or increase profitability.

- Reinsurance may be unavailable, including at current coverage, limits, or pricing, which may limit our ability to write new or renew existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and performance risk and may not be adequate to protect us against losses, each of which could have a material effect on our results of operations and financial condition.

- Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct our business.

- Failure to maintain our financial strength ratings could adversely affect the ability of our insurance company subsidiaries to conduct our business as currently conducted.

- If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations, and financial condition will be adversely affected.

- Our proprietary technology, which relies on third-party data, may not operate properly or as we expect it to.

- Our future success depends on our ability to continue to develop and implement our technology and to maintain the confidentiality of this technology.

- New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business model, financial condition, and results of operations.

- We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing, and underwriting our insurance policies (in accordance with the rates, rules, and forms filed with our regulators, where required), managing claims and customer support, and improving business processes. Any legal or regulatory requirements that might restrict our ability to collect or utilize this data or our digital platform, or an outage by a data vendor, could thus materially and adversely affect our business, financial condition, results of operations, and prospects.

- We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

- We are periodically subject to examinations by our primary state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

- We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure, and use of customer information and other sensitive data, and our actual or perceived (or alleged) failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

- Our exposure to loss activity and regulation may be greater in states where we currently have more of our customers or where we are domiciled.

- Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new or expansion of or changes to existing products.

- If we are unable to make acquisitions and investments, or if we are unable to successfully integrate them into our business, our business, results of operations, and financial condition could be adversely affected.

- We are exposed to risk through our captive reinsurer RH Solutions Insurance Ltd. ("RHS"), which takes a share of the risk underwritten of affiliated and non-affiliated insurance carriers for business written through our MGA and unaffiliated MGAs.

- We are exposed to risk through our admitted and non-admitted insurance carriers, which underwrite insurance on behalf of our MGA and other non-affiliated general agents and managing general agents.

- Severe weather events and other catastrophes, including the effects of climate change, global pandemics, and terrorism, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

- We are subject to extensive insurance industry regulations.

- We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

- Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

- Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.

- Our insurance company subsidiaries are subject to assessments and other surcharges from state guaranty funds and mandatory state insurance facilities, which may affect our ability to achieve profitability.

- There may not be an active trading market for our common stock, and there can be no assurance that the Company will be able to comply with the continued listing standards of the NYSE or another reputable stock exchange, which may make it more difficult for our stockholders to sell our securities.

- The market price of our common stock and warrants may be highly volatile, which could cause the value of your investment to decline.

- Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

PART I

ITEM 1. BUSINESS

Our Company

In August 2021, Hippo Enterprises Inc., a Delaware corporation ("Old Hippo"), and Reinvent Technology Partners Z, a Cayman Islands exempted company and special purpose acquisition company ("RTPZ"), completed a merger and other transactions pursuant to which a subsidiary of RTPZ was merged with and into Old Hippo and Old Hippo survived as a wholly owned subsidiary of RTPZ (collectively, we refer to these transactions as the "Business Combination"). In connection with the Business Combination, RTPZ changed its name to Hippo Holdings Inc.

Hippo Holdings Inc. ("Hippo") is an insurance holding company, with subsidiaries that provide property and casualty insurance products to both individuals and business customers. The Company conducts its operations through three reportable segments: Services, Insurance-as-a-Service, and Hippo Home Insurance Program. The Company offers its services primarily in the United States.

Services

Hippo's Services Segment is comprised of our Consumer Agency, which serves consumers who are shopping for insurance and First Connect, which serves insurance agents seeking appointments with third party insurance carriers. These businesses are fee-driven and are not exposed to any volatility associated with losses related to the underlying insurance policies.

Consumer Agency

Our Consumer Agency helps consumer customers who are shopping for insurance find the policies that best meet their needs. The Agency sells home insurance policies from the Hippo Home Insurance Program and from third-party carriers, as well as other personal lines policies from third party carriers. Our Agency is licensed to provide agency services in all 50 states and is appointed with 50+ carriers to sell homeowners, auto, flood, earthquake, pet, and other insurance products. We have built next-generation technology platforms to increase agent efficiency and policies per customer while streamlining the customer flow and optimizing the right products for each customer.

We offer a differentiated consumer experience built around proactive home care services, the most significant of which is the Hippo Home Care Program. The Hippo Home Care Program's mobile app serves as the command center for proactive home protection, empowering our customers with tools to take better care of their homes. Over 100,000 users have installed the 4.8-star rated app, which not only allows them to manage their policy, claims, and payments if they are also Hippo customers, but also enables them to take control of their home care and maintenance needs. At its core is the Home Health assessment, providing personalized maintenance plans based on up to 200 data points sourced from third-party providers and user data. These actionable insights and checklists help our users understand their home's condition and guide them on how to improve it. Additionally, the Hippo Home platform connects users with the resources they need to get things done, allowing users to actively complete maintenance actions within the app, enhancing their knowledge, engagement with Hippo, and their home's protection. If a problem or question arises, users can connect with home experts on-demand 24/7 with a Home Assist membership. Moreover, users can explore offers within the app, shopping for smart devices, leak sensors, insurance coverages, and more to enhance their home protection. We believe the Hippo Home mobile app will continue to drive customer engagement, particularly among the Generation Better demographic, and provide Hippo with unique insights into homeowner behavior, positioning Hippo for a more connected and protected future for both Hippo, our users and our customers.

First Connect

Our First Connect Insurance Services business is a digital platform designed to support independent agents by providing access to some of the nation's top carriers. The agent-centric platform provides access to carriers and a variety of products that includes home, auto, cyber, small business, life, specialty lines and more. First Connect's Carrier Store helps agents discover additional carriers and insurance providers and products that can be bundled to increase sales. First Connect also benefits participating carriers by helping to quickly build their network of independent agents based on geographic needs and desired risk profile.

Our Economic Model

Our Services segment earns fees and/or commission income without assuming underwriting risk or need for reinsurance. Generally these fees are structured as a percentage of the policy premiums (both new and renewal) that are placed or supported by each business.

Insurance-as-a-Service

Insurance-as-a-Service is managed through the Company's subsidiary Spinnaker Insurance Company and its subsidiaries ("Spinnaker"). Our Insurance-as-a-Service business is predominantly focused on providing insurance capacity to program administrators and managing general agencies (collectively referred to as "MGAs"). Spinnaker partners with MGAs across multiple lines of business, offering both Admitted and Excess and Surplus Lines (E&S) capacity. Spinnaker cedes most of the underwriting risk to a diversified panel of highly rated reinsurance companies. This specific type of transaction structuring in the insurance industry is commonly referred to as "fronting".

Spinnaker entered the market in 2015 and was acquired by Hippo in 2020. The strategy is built on Spinnaker's underwriting first approach paired with its risk participation in programs alongside reinsurance markets. This strategy aligns Spinnaker's interests with those of the reinsurers and MGAs, prioritizing underwriting profitability over volume. Since Spinnaker's entry into the market, the number of fronting carriers participating in underwriting risk, now referred to as participatory fronts, has increased to over 20. The fronting company index, as reported by Dowling Partners, has increased from $1.8 billion of Gross Written Premium in 2015 to $11.2 billion in 2022, growing 41% year-over-year. This growth has been fueled by the significant increase in MGAs throughout this period.

Our Economic Model

Spinnaker's risk appetite is primarily focused on short-tail lines of business. Programs are generally reinsured utilizing program specific quota share reinsurance with XOL complementing the programmatic structure. Reinsurance structures are designed to provide Spinnaker protection from both low return period frequency events and large tail events up to the 1:250-year return period. Spinnaker includes provisions in its program agreements that allow it to non-renew business if the programs it supports are unable to secure satisfactory reinsurance. Spinnaker's economic model generates margin both on a fee basis and on a traditional underwriting (e.g., combined ratio) basis based on the risk it retains. Spinnaker earns investment income on the premiums and commission it retains while waiting to pay claims or settle obligations, commonly referred to as float.

Hippo Home Insurance Program

The Hippo Home Insurance Program is the Company's Hippo-branded homeowners insurance business. Our mission is to deliver intuitive and proactive protection for homeowners by combining the power of technology with a human touch.

Modern technology provides an opportunity to transform the $133 billion U.S. home insurance industry, enabling advancements and efficiencies across the customer lifecycle. We believe there is significant opportunity in this market, expected to reach nearly $142 billion by 2024 (according to industry data from S&P Global) for a digital-first, customer-centric company like Hippo.

Our targeted customers, a demographic we call "Generation Better", are homeowners who proactively maintain their homes, are open to using technology to do so, and welcome a modern insurance brand. We estimate that Generation Better represents 33% of all U.S. homeowners.

We believe the market is poised for rapid transformation with trends emerging in big data, technology, and underwriting that will allow better assessment of home insurance risk resulting in more accurate pricing, proliferation of application programming interfaces ("APIs"), and meeting the rising customer expectations for personalized and real-time products. We believe the COVID-19 pandemic only accelerated this change, increasing homeowner adoption of digital channels and growing demands on the use of their homes.

Hippo harnesses technology and data to refocus the home insurance experience around the customer's needs at every stage of the relationship. We seek to facilitate an active partnership with our customers to help prevent losses, which in turn creates better results for Hippo. The result creates an opportunity for a win-win.

In the third quarter of 2023 we began taking several actions to lower the volatility of our Hippo Homeowners Insurance Program portfolio in light of the significant catastrophe losses we experienced in the second quarter, including raising rates on a portion of our renewal business, increasing deductibles for wind and hail perils, selectively non-renewing policies in certain regions, and instituting a nationwide pause on underwriting new premiums for our HO3 business as we examine our risk appetite. We also launched an expense reduction initiative across the Company, including a reduction in staff which we announced in October 2023.

Our Economic Model

Hippo Home Insurance Program's main source of revenue is the premiums paid to us by our homeowner customers. In addition, the revenues include commissions for premiums we cede to third parties, policy and service fees and investment income. Our strategy is to retain underwriting risk where we believe our loss prevention strategies are the most effective.

Barriers to Entry

New entrants who work to rebuild the customer experience, with technology, new data and nimble changes, will be better positioned to serve today's homeowners. For the right company, the opportunity is enormous. However, new entrants must overcome high barriers to entry:

- *Significant initial capital requirements to support insurance risk, challenges finding cost-effective reinsurance without an underwriting track record, expensive off-the-shelf policy and claims management systems, or resource-intensive investment in developing a proprietary tech stack*

- *Complicated and fragmented regulatory landscape with a unique set of rules from each state*

- *Significant resource investment in tech and infrastructure to access, collect and validate insurance-related data, in addition to the development of multiple customized APIs*

- *Difficulty accessing distribution networks, built upon a legacy, agent-based distribution, or resource-intensive process of creating and scaling new, alternative customer acquisition channels*

We believe incumbents face multiple challenges in responding to the ongoing transformation and meeting customer needs, including channel conflict, data stability and veracity (stemming from unverified customer-supplied data), and too much reliance on aging and siloed technology. And with the agent population shrinking (according to McKinsey & Company research), incumbents may find it harder to access new customers who increasingly choose digital, direct-to-consumer channels.

Competition

We face competition from established national brand names that offer competing products. These more established competitors have advantages such as brand recognition, greater access to capital, breadth of product offering, and scale of resources. We also face competition from select and new insurtechs that offer digital platforms. However, the market is fragmented, with just one carrier having over 10% market share according to S&P Capital IQ. This allows for multiple large and growing players to coexist with differentiated products and approaches.

Hippo's distinctive customer experience, vertical focus on complete home protection, and purpose-built, full stack technology infrastructure differentiate our model from our larger and smaller competitors alike. Though incumbents collect vast amounts of data, we believe their legacy systems are not as flexible and dynamic as our integrated technology. Our full stack system allows us to better implement data into our business model and realize the benefits in underwriting, claims, and profitability. This system also enables us to deploy Hippo's proprietary quoting and underwriting engine (via API) across Hippo's diversified distribution channels and partners to gain market share.

We believe our strategy to deliver the first all-in home protection platform is unique and differentiated and that our competitive advantages across smart home, technology, and distribution will make it difficult for competitors — old or new — to emulate our approach.

Our Values and People

As of December 31, 2023, we had a total of 516 employees, of which 401 were located in the United States and 115 located internationally. We engage temporary workers and independent contractors when necessary in connection with a particular project, to meet increases in demand or to fill vacancies while recruiting a permanent employee. None of our employees are currently represented by a labor union or are covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good. Our people team is focused on identifying and retaining top talent and building a world class organization. We use recognition and rewards including compensation and equity to attract and retain our talent. In the fourth quarter of 2023 we launched an expense reduction initiative across the Company, which included a reduction in staff.

Seasonality

Seasonal patterns can impact our incurrence of claims losses, as seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns, and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

Data Privacy and Protection Laws

Since we receive, use, transmit, disclose and store personal data, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. In the U.S., insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the National Association of Insurance Commissioners ("NAIC") Insurance Information and Privacy Protection Model Act, to the extent adopted and implemented by various state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow customers to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Additionally, we are subject to the Telephone Consumer Protection Act which restricts the making of telemarketing calls and the use of automatic telephone dialing systems. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages.

Privacy and data security regulation in the U.S. is rapidly evolving. For example, in California the California Consumer Privacy Act ("CCPA"), which came into force in 2020, gives California residents expanded rights to access and request deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used and shared. The CCPA allows for the California Attorney General to impose civil penalties for violations, and provides a private right of action for certain data breaches. In 2020, California voters also passed the California Privacy Rights Act ("CPRA"), which amended the CCPA and took effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers' rights with respect to certain personal information, including their ability to limit the use of precise geolocation information and other categories of information classified as "sensitive." In addition to increasing our compliance costs and potential liability, the CCPA's restrictions on "sales" of personal information may restrict our use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver's Privacy Protection Act, the Fair Credit Reporting Act, and the California Financial Information Privacy Act from the CCPA's scope, but the CCPA's definition of "personal information" is broad and may encompass other information that we maintain.

The CCPA marked the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have subsequently enacted or proposed similar laws. States with recently enacted and currently effective data privacy laws include Nevada, Virginia, Colorado, Connecticut, and Utah; new data privacy laws will become effective during 2024 in Montana and Oregon; and Delaware, Indiana, Iowa, Tennessee, and Texas have all passed data privacy laws that will become effective in 2025 or 2026. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted.

Various regulators are interpreting existing state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of other personal data. Courts may also adopt the standards for fair information practices which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal data secure may constitute unfair acts or practices in or affecting commerce. For additional information, see *"Risk Factors — Risks Related to Our Business — We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure, and use of customer information and other sensitive data, and our actual or perceived failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results."*

Data Security and Cybersecurity Laws

In addition to data privacy laws, a growing number of states have enacted data security and cybersecurity laws requiring companies to take proactive data security measures to protect sensitive information from cybersecurity threats. Twenty states and the District of Columbia require that companies employ reasonable data security measures, and seven states have prescriptive laws that require companies to develop, implement, and maintain specific data security measures and, in some cases, a comprehensive information security program. States have also enacted industry-specific data security and cybersecurity laws, including the NAIC Insurance Data Security Model Law, which twenty two states and the District of Columbia have adopted, and the New York Department of Financial Services (NYDFS) Cybersecurity Requirements for Financial Services Companies (the "NYDFS Reg"). The NYDFS Reg requires state-licensed financial institutions, including insurance companies, to protect their information systems and the nonpublic information that they store by requiring policies and procedures, risk assessment, and certain core cybersecurity program elements. On November 1, 2023, the NYDFS adopted amendments to the NYDFS Reg which require enhanced governance, updated cybersecurity incident reporting, enhanced access controls, expanded asset inventory requirements, updated training obligations, and updated risk and vulnerability assessments.

At the federal level, in July 2023 the Securities and Exchange Commission ("SEC") issued a final rule requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. For additional information, see *"Risk Factors — Risks Related to Our Industry —The increasing adoption by states of cybersecurity regulations has imposed, and could impose additional, compliance burdens on us and expose us to additional liability"* and Item 1C. Cybersecurity.

Insurance Regulation

Hippo is subject to extensive regulation, primarily at the state level. These laws are generally intended to protect the interests of purchasers or users of insurance (which regulators refer to as policyholders), rather than the holders of securities we issue.

The method, extent, and substance of such regulation varies by state but are generally set out in statutes, regulations and orders that establish standards and requirements for conducting the business of insurance and that delegate authority for the regulation of insurance to a state agency. These laws, regulations and orders have a substantial impact on our business and relate to a wide variety of matters including insurer solvency and statutory surplus sufficiency, reserve adequacy, insurance company licensing, examination, investigation, agent and adjuster licensing, agent and broker compensation, policy forms, rates, and rules, the nature and amount of investments, claims practices, trade practices, participation in shared markets and guaranty funds, transaction with affiliates, the payment of dividends, underwriting standards, withdrawal from business, statutory accounting methods, data privacy and data security regulation, corporate governance, internal and external risk management, moratoriums (including of lawful actions), and other matters. In addition, state legislatures and insurance regulators continue to examine the appropriate nature and scope of state insurance regulations, including adopting new laws and regulations, and reinterpreting existing ones.

As part of an effort to strengthen the regulation of the financial services market, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") was enacted in 2010. Dodd-Frank created the Federal Insurance Office ("FIO") within the U.S. Department of the Treasury ("Treasury"). The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council ("FSOC"), represents the U.S. on international insurance matters, and studies the current regulatory system. Additional regulations or new requirements may emerge from the activities of various regulatory entities, including the Federal Reserve Board, FIO, FSOC, the NAIC, and the International Association of Insurance Supervisors ("IAIS"), that are evaluating solvency and capital standards for insurance company groups. In addition, the NAIC adopts and will continue to adopt model laws and regulations that will be adopted by various states. We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of insurance or what effect any such measures would have on us.

Spinnaker, and its subsidiaries' ability to pay dividends without regulatory notice or in the case of certain dividends, regulatory approval, is restricted by Illinois and Texas law. Additionally, Spinnaker in the future may become commercially domiciled in additional jurisdictions depending on the amount of premiums written in those states. The laws of these other jurisdictions contain similar limitations on the payment of dividends by insurance companies that are domiciled in that state, and such laws may be more restrictive than Illinois and Texas.

In addition, the NAIC has recently developed a group capital calculation covering all entities of the insurance company group for use in solvency monitoring activities. Any increase in the amount of capital or reserves our insurance subsidiaries are required to hold could reduce the amount of future dividends such subsidiaries are able to distribute to the holding company.

In particular, the NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S.-based insurance companies, known as risk-based capital, which all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. Any reduction in the risk-based capital ratios of our insurance subsidiaries could require us to take remedial actions to increase our insurance subsidiaries' capital and could also adversely affect their financial strength ratings as determined by statistical rating agencies.

Spinnaker is now also required to complete an Own Risk and Solvency Assessment ("ORSA"), which applies to any individual U.S. insurer that writes more than $500 million of annual direct written and assumed premium, and/or insurance groups that collectively write more than $1 billion of annual direct written and assumed premium. During 2022, Spinnaker surpassed the $500 million threshold and as such is now required to complete an annual ORSA, the first of which it filed with the Illinois Insurance Commissioner in early 2024. The ORSA requires Spinnaker to regularly, and no less than annually, assess the adequacy of its risk management framework and its current and estimated projected future solvency position, internally document the process and results of the assessment, and provide a confidential high-level ORSA Summary Report annually to the lead state commissioner if the insurer is a member of an insurance group and, upon request, to the domiciliary state regulator. The ORSA further requires Spinnaker to develop, maintain, and report on: the framework it uses to identify, assess, monitor, manage, and report on its relevant material risks; the assessed level of exposures from material enterprise risks; and the assessed level of capital or surplus for the upcoming year and over the next three years.

Additionally, the NAIC has been examining the use of artificial intelligence in the insurance industry, such as the sources of some of the data we use in marketing and underwriting our products. In August 2020, the NAIC adopted a statement of "high-level guiding principles", calling on industry participants to be "fair and ethical, accountable, compliant, transparent, and secure, safe, and robust" in connection with the use of artificial intelligence. These principles do not have the force and effect of law, but could lead the NAIC or individual states to take action in the future that might restrict our use of artificial intelligence in our business. On December 4, 2023, after opportunity for industry comment, the NAIC released a model bulletin entitled "Model Bulletin on the Use of Artificial Intelligence Systems by Insurers" (the "Model Bulletin"), which encourages insurers to develop, implement and maintain a written program for the use of Artificial Intelligence ("AI") systems ("AIS program") that is designed to mitigate the risk that the use of AI systems in making or supporting decisions affecting insurers' customers will result in decisions that are arbitrary or capricious, unfairly discriminatory or that otherwise violate unfair trade practice laws. According to the Model Bulletin, the AIS program should: (1) address governance, risk management controls and internal audit functions, (2) be adopted by the board of directors or an appropriate board committee, (3) be tailored to and proportionate with the insurer's use and reliance on AI and AI systems, (4) be independent or part of an insurer's existing enterprise risk management framework; (5) address the use of all AI systems that make decisions impacting customers and include processes and procedures for notify impacted consumers that AI systems are in use; (6) address the AI systems used with respect to regulated insurance practices whether developed by an insurer or third party vendor; (7) address the use of AI systems across the insurance product life cycle. State insurance departments may elect to adopt the Model Bulletin, and we may be required to comply with its provisions. Individual states are also proposing their own regulations. On January 17, 2024, for example, New York issued a proposed circular letter for public comment concerning the use of external consumer data and AI Systems that seeks to achieve similar aims as the NAIC Model Bulletin but with a greater emphasis on compliance testing and third party vendor compliance oversight.

At the federal level, on October 30, 2023, President Biden issued an executive order (EO) on Safe, Secure, and Trustworthy AI which sets forth a wide range of federal regulatory principles and priorities, directs several federal agencies to promulgate standards and technical guidelines, and invokes statutory authority, the Defense Production Act, to advance a coordinated, federal government-wide approach toward the safe and responsible development of AI. The EO signals that federal regulation of AI may be forthcoming, which would potentially impose additional regulatory burden on us.

Spinnaker is, and any insurance companies that we would form in the future would be, part of an insurance holding company system and as such is subject to regulation in the jurisdictions in which these insurance subsidiaries are domiciled. These holding company laws generally provide that the acquisition or change of "control" of a domestic or commercially domiciled insurer or of any person that controls such an insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of "control" arises from the ownership, control, possession with the power to vote, or possession of proxies with respect to ten percent or more of the voting securities of an insurer or of a person who controls an insurer. In addition, certain state insurance laws could require pre-acquisition notification and approval by a state where our insurance subsidiaries are merely licensed. For additional information, see *"Risk Factors — Risks Related to Our Industry — We are subject to extensive insurance industry regulations"* and *"— Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action."*

Intellectual Property

We consider the Hippo brand and those brands of our subsidiaries to be among our most valuable assets. Our future success depends to a large degree upon our ability to defend the Hippo brand and its associated sub-brands from infringement and, to a limited extent, to protect our other intellectual property. We rely on a combination of trademark, patent and other intellectual property laws and confidentiality procedures and contractual provisions such as non-disclosure terms to protect our intellectual property.

As of December 31, 2023, our patent portfolio consisted of five U.S. utility patents covering autonomous cancellation of insurance policies using a multi-tiered data structure, system and method for updating a policy object and real time rate monitoring, and two pending utility patent applications in the United States. Our issued patents are expected to expire between July 31, 2038 and January 29, 2041. As of December 31, 2023, Hippo's trademark portfolio consisted of forty-two registered trademarks, and Spinnaker had one registered trademark. Hippo's name is also registered as a trademark in Algeria, Armenia, Australia, Bhutan, Bosnia & Herzegovina, Cambodia, Columbia, the European Union, Georgia, Iceland, India, Indonesia, Israel, Japan, Kazakhstan, Laos, Liechtenstein, Monaco, Mongolia, Montenegro, New Zealand, Norway, Philippines, Republic of Korea, Republic of Moldova, Russian Federation, San Marino, Serbia, Singapore, Switzerland, Turkmenistan, Ukraine, United Kingdom, United States of America and Vietnam.

The expansion of our business has required us to protect our trademarks, domain names, and patents and, to the extent that we expand our business into new geographic areas, we may be required to protect our trademarks, domain names, patents and other intellectual property in an increasing number of jurisdictions, a process that is expensive and sometimes requires litigation. If we are unable to protect our trademarks, domain names, patents and other intellectual property rights, or prevent third parties from infringing upon them, our business may be adversely affected, perhaps materially. For additional information, see "*Risk Factors — Risks Related to Our Business — Failure to protect or enforce our intellectual property rights could harm our business, results of operations, and financial condition*" and "*— Claims by others that we infringed their proprietary technology or other intellectual property rights could result in litigation which is expensive to support, and if resolved adversely, could harm our business.*"

Available Information

Our internet website address is www.hippo.com. In addition to the information about us and our subsidiaries contained in this Annual Report on Form 10-K, information about us can be found on our website. Our website and information included in or linked to our website are not part of this Annual Report on Form 10-K.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission, or SEC. Additionally the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is www.sec.gov.

ITEM 1A. RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Certain statements in "Risk Factors" are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

We have a history of net losses and we may not achieve or maintain profitability in the future.

We have incurred significant net losses on an annual basis since our incorporation in 2015, and we may continue to experience net losses in the future. Several factors have contributed to our historical losses, including, most recently, volatility in our earnings due to severe weather events, in response to which we instituted a nationwide pause on underwriting new premiums for our HO3 business in the third quarter of 2023. This pause is intended to reduce volatility, but it also has the effect of reducing premium and revenue. Also, over the long term, we expect to expend substantial financial and other resources on marketing and advertising as part of our strategy to increase our customer base. The marketing and advertising expenses that we incur are typically expensed immediately, while most revenues that the expenses generate are recognized ratably over the 12-month term of each insurance policy that we write. This timing difference can, therefore, result in expenses that exceed the related revenue generated in any given year and create a net loss. In addition, although we have reduced headcount in the past in an effort to reduce expenses, over time we intend to grow our employee base. Also, as a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. Despite these actions and investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to lower our net loss and ultimately become profitable. Moreover, if our revenue declines, we may not be able to reduce costs in a timely manner because many of our costs are fixed, at least in the short term. In addition, if we reduce variable costs to respond to losses as we did in 2023, this may limit our ability to sign up new customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

Our success and ability to grow our business depend on retaining and expanding our customer base. If we fail to add new customers or retain current customers, our business, revenue, operating results, and financial condition could be harmed.

We believe that growth of our business and revenue depends upon our ability to strategically grow our business in the geographic markets that we currently serve by retaining our existing customers, adding new customers in certain geographies, and adding new insurance and non-insurance home-related products. Expanding into new geographic markets, reducing our footprint in some geographic markets, and introducing new products takes time, requires us to navigate and comply with extensive regulations, and may occur more slowly than we expect or than it has occurred in the past. If we lose customers, our value will diminish. In particular, while we expect our loss performance to improve over time as more customers renew their policies and remain customers for longer, our recent nationwide pause in writing new HO3 business and other actions to combat volatility resulted in a loss of customers, and any future loss of customers could lead to higher loss ratios, loss ratios that cease to decline, or declining revenue, any of which would adversely impact our profitability. If we fail to remain competitive on customer experience, pricing, or insurance coverage options, our ability to grow and retain our business may also be adversely affected. In addition, we may fail to accurately predict or execute risk segmentation of new and renewal customers or potential customers, which could also reduce our profitability.

While a key part of our business strategy is to retain and add customers in our existing markets, we also intend to expand our operations into new markets and new products. In doing so, we may incur losses or otherwise fail to enter new markets or introduce new products successfully. Our expansion into new markets and new products may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources, and the possibility that returns on such investments will not be achieved for several years or at all.

There are many factors that could negatively affect our ability to grow our customer base, including if:

- we fail to effectively use search engines, social media platforms, content-based online advertising, and other online sources for generating traffic to our website;

- potential customers in a particular marketplace or more generally do not meet our underwriting guidelines;

- our products are not competitive in terms of customer experience, pricing, or insurance coverage options;

- our competitors mimic our digital platform or develop other innovative services, causing current and potential customers to purchase their insurance products instead of our products;

- we lose customers to new market entrants and/or existing competitors;

- we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as line, form, underwriting, and rating approvals) or such approvals contain conditions that impose restrictions on our operations (such as limitations on growth);

- our digital platform experiences disruptions;

- we suffer reputational harm to our brand resulting from negative publicity, whether accurate or inaccurate;

- we fail to expand geographically;

- we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;

- we are unable to maintain traditional retail agent relationships;

- customers have difficulty installing, updating or otherwise accessing our website or software application on mobile devices or web browsers as a result of actions by us or third parties;

- customers are unable or unwilling to adopt or embrace new technology;

- technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or

- we are unable to address customer concerns regarding content, data privacy, and security generally or for our digital platform specifically.

Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers and could have a material adverse effect on our business, revenue, operating results, and financial condition.

The "Hippo" brand may not become as widely known as incumbents' or other competitors' brands or the brand may become tarnished.

Many of our competitors have brands that are well recognized. We have spent and over time expect to spend considerable money and other resources to create brand awareness and build our reputation. We may not be able to build brand awareness, and our efforts at building, maintaining, and enhancing our reputation could fail. Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers or business partners, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so could materially adversely affect our business, results of operations, and financial condition. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations, and financial condition could be materially adversely affected.

Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and our reputation.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the efficiency of our claims processing, the training and experience of our claims adjusters (including our third-party claims administrators and adjusters), and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.

The speed by which our technology allows us to process and pay claims is a differentiating factor for our business and an increase in the average time to process claims could undermine our reputation and position in the insurance marketplace. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or material litigation; lead to loss or reduction in the reinsurance recoveries; or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

If our claims adjusters or third-party claims administrators are unable to effectively process our volume of claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which—in turn—could adversely affect our reputation and operating margins.

Our limited operating history makes it difficult to evaluate our current business performance, implementation of our business model, and our future prospects.

We launched our business to sell homeowners insurance in 2015, began selling policies as an insurance producer in 2017, and began underwriting and retaining risks under insurance policies as an insurance company in 2020. Due to this limited operating history and the rapid growth that we experienced since we began operations, our operating results are hard to predict, and our historical results may not be indicative of, or comparable to, our future results. We also cannot provide any assurance that the data that we collect will provide useful measures for evaluating our business model. Our inability to adequately assess and predict our performance and growth could have a material adverse effect on our brand, business, financial condition, and results of operations.

We may not be able to manage our growth effectively.

Our revenue grew in the year ended December 31, 2023 compared to the year ended December 31, 2022, although our total average number of employees decreased during the same period. This revenue growth, coupled with reduced headcount, has placed and may continue to place significant demands on our management and our operational and financial resources. Our corporate and organizational structure will become more complex if we make acquisitions, add additional insurance and non-insurance products, expand our operations, add and integrate employees, and invest in joint venture and other strategic investments. To accommodate our growth, we will need to enhance our operational, legal and compliance, financial, and management controls, as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas, without undermining our corporate culture of rapid innovation, teamwork, and attention to the insurance-buying experience for the customer. If we cannot manage our growth effectively to maintain the accuracy, quality, and efficiency of our customers' insurance-buying experience, as well as their experience as ongoing customers, our business could be harmed as a result, and our results of operations and financial condition could be materially and adversely affected.

Intense competition in the segments of the insurance industry in which we operate could negatively affect current financials and our ability to attain or increase profitability.

The homeowners' insurance market is highly competitive with carriers competing through product coverage, reputation, financial strength, advertising, price, customer service, and distribution.

We face significant competition from traditional insurance companies for homeowners. Competitors include companies such as Allstate, Farmers, Liberty Mutual, State Farm, and Travelers. These companies are larger than us and have significant competitive advantages over us, including greater name recognition, higher financial strength ratings, greater resources, additional access to capital, and more types of insurance coverage to offer—such as auto, umbrella and life—than we currently do (or expect to offer in the future). Our future growth will depend in large part on our ability to grow our homeowners' insurance business in which traditional insurance companies retain certain advantages. In particular, unlike us, many of these competitors offer consumers the ability to purchase homeowners' insurance and multiple other types of insurance coverage and "bundle" them together into one policy and—in certain circumstances—include an umbrella liability policy for additional coverage at competitive prices. Although we expect to continue to grow vertically and offer additional home-related products (including non-insurance products), we do not currently expect to expand into other types of insurance. New insurance and non-insurance products could take months or years to be approved by regulatory authorities or may not be approved at all.

Moreover, as we expand into new lines of business and offer additional non-insurance home-related products beyond homeowners' insurance, we could face intense competition from companies that are already established in such markets. In non-insurance products, we face competition from large technology companies, such as Alphabet and Amazon, that have significant resources and long-standing relationships with customers across a variety of products.

Further, various large technology companies and other companies with a large consumer base that have recently started operating in adjacent categories, including insurance, may offer homeowners insurance products in the future. Technology companies may in the future begin operating and offering products with better and more competitive customer experience, pricing, and insurance coverage options than us, which could cause our results of operations and financial condition to be materially and adversely affected. In addition, traditional insurance companies may seek to adapt their businesses to sell insurance by offering modernized coverage or non-insurance products like we do, including offering home care and maintenance products. Given their size, resources, customer penetration, and other competitive advantages, they may be able to erode any market advantage that we may currently have over them.

We also face competition from existing and new "insurtech" insurance companies, and "insurtech" insurance agencies and managing general agents and underwriters whose use of digital platforms (including for sales, underwriting, and claims) are similar to ours. These competitors may be able to introduce new sales, underwriting, and claims systems that are viewed more attractively than ours by insurance consumers. These models require significantly less infrastructure and capital expenditures than traditional insurance businesses and can be operated without the need to be licensed as an insurance company (as we did prior to our acquisition of Spinnaker).

Accordingly, the barriers of entry for new insurtech companies may be low and competitors may be able to begin operating and build scale quickly.

Reinsurance may be unavailable, including at current coverage, limits, or pricing, which may limit our ability to write new or renew existing business. Furthermore, reinsurance subjects our insurance company subsidiaries to counterparty credit and performance risk and may not be adequate to protect us against all losses, each of which could have a material effect on our results of operations and financial condition.

Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. The insurance companies that underwrite our insurance products including, but not limited to, our insurance company subsidiaries, purchase reinsurance to help manage their exposure to property and casualty insurance risks associated with policies underwritten by such insurance companies, including attritional and catastrophic risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance contracts, we remain primarily liable to our customers as the direct insurer on all risks reinsured. As a result, reinsurance does not eliminate or limit in any way the obligation of insurance companies that underwrite our insurance products, including our insurance company subsidiaries, to pay losses under those insurance policies or associated obligations, and we are subject to the risk that one or more reinsurers will be unable or unwilling to honor its obligations, or that the reinsurers will not pay in a timely fashion. Reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurers. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.

Our primary proportional reinsurance contracts generally have a fixed term, per occurrence limits, and are subject to variable commission adjustments and loss participation features, including loss corridors and loss ratio caps. Each reinsurer's share in the interest and liabilities related to the reinsurance contract varies, and the reinsurers are severally—but not jointly—liable under the applicable reinsurance contract. Further, these reinsurance agreements may not be required to cover renewals of policies that the insurance carrier is required by law to renew or write, and we may not be able to lawfully cancel or non-renew insurance policies in a manner that assures ongoing reinsurance protection under our reinsurance contracts.

We have in the past and may in the future change the structure of our reinsurance arrangements, which may impact our overall risk profile and financial and capital condition. We may be unable to negotiate new reinsurance contracts to provide continuous coverage or negotiate reinsurance on the same coverage, limits, pricing, or other terms as are currently available, as such availability depends in part on factors outside of our control. The existing or new contracts may not provide sufficient reinsurance protection. Market forces and external factors (such as significant losses from hurricanes, wildfires, severe weather, or terrorist attacks) or an increase in capital requirements, impact the availability of coverage, limits, and pricing of the reinsurance we purchase. If we are unable to maintain our current level of reinsurance coverage, extend our expiring reinsurance contracts, or purchase new reinsurance protection with the coverage, limits, and pricing and in the amounts that we consider sufficient, we would have to either accept an increase in our retained risk exposure, reduce our insurance writings, or develop or seek other alternatives.

The unavailability of acceptable and sufficient reinsurance protection would have an adverse impact on our business model, which depends on reinsurance companies absorbing a significant portion of the losses incurred by our insurance carriers. If our affiliated and unaffiliated insurance carriers are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our retained risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternately, if available, we could elect to pay higher than desired rates for reinsurance coverage, which could have a material adverse effect upon our profitability until policy premium rates could be raised, in most cases subject to prior approval by state insurance regulators, to offset this additional cost.

For our Hippo primary homeowners' reinsurance program commencing in 2024, we elected not to purchase proportional reinsurance, and instead decided to retain more of the exposure and associated premium. Also, effective January 1, 2024, we elected to cut off 25% participation on our 2023 proportional reinsurance treaty and retain the remaining exposure and related premiums. For business produced through our builder channel in 2024, we purchased proportional reinsurance from one third-party reinsurer and expect to retain approximately 85% of the premium before purchasing catastrophe protection. Because we have substantially reduced our proportional reinsurance coverage and retained more exposure, we may experience increased losses, and the level of capital required to be held at Spinnaker may increase, each of which could have a material adverse effect on our results of operations.

Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct our business.

Our insurance company subsidiaries must maintain sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct our business. The NAIC has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital that all states have adopted. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurance companies, including property-casualty insurers, that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation, or liquidation. Failure to maintain adequate risk-based capital at the required levels could adversely affect the ability of our insurance company subsidiaries to maintain regulatory authority to conduct their business.

Failure to maintain our financial strength ratings could adversely affect the ability of our insurance company subsidiaries to conduct our business as currently conducted.

Financial strength ratings are an important factor in evaluating and establishing the competitive position of insurance companies. These ratings represent the independent opinion of an insurer's financial strength, operating performance, and ability to meet policyholder obligations. Rating agencies could downgrade or change the outlook on ratings due to:

- changes in the financial profile of one of our insurance companies;

- changes in a rating agency's determination of the amount of capital required to maintain a particular rating;

- increases in the perceived risk of our investment portfolio, a reduced confidence in management or our business strategy, or other considerations that may or may not be under our control; or

- AM Best evaluation of the financial health of the holding company and its impact on the balance sheet strength of our rated insurance companies.

A downgrade in our insurance company subsidiaries' financial strength ratings could have a material effect on our sales, competitiveness, customer retention, the marketability of our product offerings, liquidity, access to and cost of borrowing, results of operations, and financial condition.

If we are unable to underwrite risks accurately and charge competitive yet profitable rates to our customers, our business, results of operations, and financial condition will be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing is subject to our ability to adequately assess risks, estimate losses, and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We receive data from external data sources and also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our proprietary technology.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses ("LAE"), acquisition expenses, and other costs. If we do not accurately assess the risks that we underwrite, we may not charge adequate premiums to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to non-renew insurance contracts, non-renew customers, or raise prices. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues, which could have a material adverse effect on our business, results of operations, and financial condition.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must, among other factors:

- collect and properly and accurately analyze a substantial volume of data from our customers;

- develop, test, and apply appropriate actuarial projections and rating formulas;

- review and evaluate competitive product offerings and pricing dynamics;

- closely monitor and timely recognize changes in trends; and

- project both frequency and severity of our customers' losses with reasonable accuracy.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including, but not limited to:

- insufficient, inaccurate, or unreliable data;

- incorrect or incomplete analysis of available data;

- uncertainties generally inherent in estimates and assumptions;

- our failure to establish or implement appropriate actuarial projections and rating formulas or other pricing methodologies;

- incorrect or incomplete analysis of the competitive environment;

- regulatory constraints on rate increases or coverage limitations;

- our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and

- unanticipated litigation, court decisions, legislative or regulatory actions, or changes to the existing regulatory landscape.

To address the potential errors or desired or required changes in our current premium rates, we may be compelled to increase the amount allocated to cover policy claims, increased expenses, or to address other economic factors resulting in an increase in future premium rates or to additionally or alternatively adopt different underwriting standards. Any of these changes may result in a decline in new business and renewals and, as a result, have a material adverse effect on our business, results of operations, and financial condition.

Our proprietary technology, which relies on third-party data, may not operate properly or as we expect it to.

We utilize third-party data gathered from the insurance application process to determine whether or not to write a particular policy and, if so, how to price that particular policy. The continuous development, maintenance, and operation of our technology is expensive and complex, and it may involve unforeseen difficulties including material performance problems, undetected defects, or errors, for example, with new capabilities incorporating artificial intelligence. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our data analytics do not function reliably, we may incorrectly price insurance products for our customers or incorrectly pay or deny claims made by our customers. Either of these situations could result in customer dissatisfaction with us, which could cause customers to cancel their insurance policies with us, prevent prospective customers from obtaining new insurance policies, or cause us to underprice policies or overpay claims. Any of these eventualities could result in a material and adverse effect on our business, results of operations, and financial condition.

Our technology platform may not operate properly or as we expect it to operate.

We utilize our technology platform to gather customer data in order to determine whether or not to write and how to price our insurance products. Additionally, our claims operation utilizes our technology platform to manage claims and we intend to expand our technology platform to further support the processing of some or all of our claims. Our technology platform is complex and expensive to maintain and improve; its continuous development, maintenance, and operation may entail unforeseen difficulties, including material performance problems, undetected defects, or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our platform does not function reliably, we may incorrectly select or renew our customers, price insurance and non-insurance products for our customers, or incorrectly pay or deny claims made by our customers. These errors could result in (i) selecting an uneconomic mix of customers; (ii) customer dissatisfaction with us, which could cause customers to cancel or fail to renew their insurance policies or non-insurance products with us, or make it less likely that prospective customers obtain new insurance policies; (iii) causing us to underprice policies or overpay claims; or (iv) causing us to incorrectly deny policyholder claims and become subject to liability. Additionally, technology platform errors could result in failure to comply with applicable laws and regulations including, but not limited to, unintentional noncompliance with our rate and form filings, cancellation and non-renewal requirements, unfair trade and claims practices, and non-discrimination, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these eventualities could result in a material adverse effect on our business, results of operations, and financial condition.

While we believe our by-peril pricing model to be more fair to consumers than multi-peril pricing models, it may yield results that customers find unfair. For instance, we may quote certain homeowners higher premiums than our competitors if our pricing model determines that the customer is higher risk even though their higher-risk classification has not resulted in a claim on an individual basis. Such perception of unfairness could negatively impact our brand and reputation.

Our future success depends on our ability to continue to develop and implement our technology and to maintain the confidentiality of this technology.

Existing regulations and changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology or require that we disclose our proprietary technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business model, financial condition, and results of operations.

State and federal lawmakers and insurance regulators are focusing upon the use of artificial intelligence broadly, including concerns about transparency, deception, and fairness in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, specific to the use of artificial intelligence, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. In addition, our business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. Although we have taken steps to comply with these laws, no assurance can be given that we will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which we solicit, underwrite, or communicate with prospective or current customers before or during onboarding, customer care, or claims management, these restrictions could result in a material reduction in our customer acquisition and retention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.

We rely on external data and our digital platform to collect and evaluate information that we utilize in producing, pricing, and underwriting our insurance policies (in accordance with the rates, rules, and forms filed with our regulators, where required), managing claims and customer support, and improving business processes. Any legal or regulatory requirements that might restrict our ability to collect or utilize this data or our digital platform, or an outage by a data vendor, could thus materially and adversely affect our business, financial condition, results of operations, and prospects.

We use external data and our digital platform to collect and evaluate data points that we utilize in marketing, producing, pricing, and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. To the extent such data points are utilized in the underwriting or rating of our insurance products, these may be subject to prior regulatory filing, review, and approval. If federal or state regulators, or courts were to determine that the type or source of data we collect, the process we use for collecting this data, or how we or others use it results in failure to comply with applicable laws and regulations including, but not limited to, unfair trade and claims practices or non-discrimination laws, or otherwise violates existing laws and regulations, these could limit, prohibit, or restrict our collection or use of this data and could further result in potential administrative actions or material litigation.

In the U.S., the federal Gramm-Leach-Bliley Act and certain federal and state laws and regulations specifically aimed at insurance companies require providers of insurance products to consumers to implement certain measures, including requirements to disclose their privacy practices to consumers, allow consumers to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. State legislatures and regulators have and continue to issue regulations or pass legislation imposing requirements on insurance activities regarding the use of external data sources based on concerns about the potential for unfair discrimination, data privacy, and lack of consumer transparency associated with the use of external consumer data. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact the integrity of our pricing and underwriting processes, as well as our customer service and claims management practices. A determination by federal or state regulators that the data points we utilize or the process we use for collecting this data unfairly discriminates against or violates the data privacy of some groups of people could also subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and make it harder for us to be profitable over time. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our automation-driven operations, these policies and procedures may prove inadequate, resulting in a greater likelihood of inadvertent legal or compliance failures.

Further, an outage, termination, or discontinuation of the data provided from one of our data vendors could have a material adverse effect on our business, revenue, operating results, and financial condition, especially if the outage frustrates the customer experience or prevents us from generating quotes, selling policies, or paying claims.

Additionally, existing laws, future laws, and evolving attitudes about data privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to continue to develop our technology in accordance with the current plans. For more information, see the below risk factor — "*We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure, and use of customer information and other sensitive data, and our actual or perceived failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.*"

We depend on search engines, content based online advertising, and other online sources to attract consumers to our website, which may be affected by third-party interference beyond our control. In addition, our producer and partner distribution channels are significant sources of new customers and could be impacted by third-party interference or other factors. As we grow, our customer acquisition costs may increase.

Our success depends on our ability to attract potential consumers to our website and convert them into customers in a cost-effective manner. We depend, in large part, on search engines, content-based online advertising, and other online sources for traffic to our website, including, to a lesser extent, our social media platforms.

With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers, and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations, and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites.

Our ability to maintain and increase the number of consumers directed to our products from digital platforms is not entirely within our control. Search engines, social media platforms, and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers' use of ad-blocking software, or if our competitors bid more aggressively on online advertisements, our business and operating results could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Facebook, to collect data from customers and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data (DASHBOARD) Act would mandate annual disclosure to the SEC of the type and "aggregate value" of user data used by harvesting companies, such as, but not limited to, Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, insurance brokerage and distribution regulation may limit our ability to rely on third-party digital technology platforms to provide a link to our insurance platform through an API if the third-party distribution platforms are unable to continue to link to our insurance products pursuant to insurance law and regulations.

Besides online direct-to-consumer channels, we also leverage other channels to secure customers, which benefits our growth and long-term vision of meeting customers where and when they want to buy. We utilize multiple indirect channels, including agency channels and partner channels, among others, which could be disrupted for a variety of reasons.

The insurance producers we work with also have a direct relationship with their customers and could be incentivized to move them to a competitor. While we have gained significant traction within this channel, due to our innovation, relationships, and technology, we could lose market share through our competitors' innovation or new products. Competitors may also increase their commissions to increase their ability to attract specific risk-groups or geographic areas, which could slow our ability to grow and increase profitability.

Our partners may attempt to recreate our capabilities independently or move their business to a new insurance partner or add additional insurance partners. Competitors could also develop innovative approaches or significant incentives that could impact our ability to grow, optimize channel economics, or build new relationships.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.

To the extent that our present capital is insufficient to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs, as well as their amount and timing (including our growth and profitability, risk retained, and the availability of reinsurance, market disruptions, and other developments).

Historically, we funded our operations, marketing expenditures, and capital expenditures primarily through equity issuances, including through convertible note financings. Going forward, we intend to evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. In addition, regulatory bodies may be required to approve additional equity, equity-linked securities, debt securities, or other forms of financing that we may wish to pursue, and we cannot be certain that these approvals can be obtained. We cannot be certain that additional financing will be available to us on favorable terms or at all.

If we raise additional funds through the issuance of equity, equity-linked securities, or debt securities, those securities may have rights, preferences, or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities.

If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, maintain minimum amounts of risk-based capital, and respond to business challenges could be significantly limited, and our business, results of operations, and financial condition could be adversely affected.

Interruptions or delays in the services provided by third-party technology platforms and/or our internet service providers could impair the operability of our website and may cause our business to suffer.

We currently rely on multiple providers of cloud infrastructure services, including Google Cloud Platform, Amazon Web Services, Salesforce, and others (collectively, "Cloud Platforms"). We rely on the internet and, accordingly, depend on the continuous, reliable, and secure operation of internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in Cloud Platforms by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we have no physical access to or control over the services provided by our Cloud Platforms. Although we have disaster recovery plans that utilize multiple Cloud Platforms' locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, and any of which could disrupt our services, prevent customers from accessing our products, destroy customer data, or prevent us from being able to continuously back up and record data. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Further, a prolonged Cloud Platform service disruption affecting our website for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. In addition, any changes to our Cloud Platforms' service levels may adversely affect our ability to meet the requirements of our customers. As our platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. We may also incur significant costs for using alternative platforms or taking other actions in preparation for, or in reaction to, events that damage the Cloud Platform services we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our website. Insurance coverage may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in our services or products.

Our usage of Cloud Platforms enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. Our Cloud Platform approach provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Our Cloud Platform providers may terminate the agreement for multiple reasons (including, but not limited to, a requirement to comply with a government request, security risk to others, breach of payment obligations, or breach of contract). Termination of a Cloud Platform agreement may harm our ability to access data centers we need to host our website or to do so on terms as favorable as those we have today.

As we continue to expand the number of customers to whom we provide our products and services, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of Cloud Platforms' data centers or third-party internet service providers to meet our capacity requirements could result in interruptions or delays in access to our website or impede our ability to scale our operations. In the event that one or more of our Cloud Platform service agreements are terminated or there is a lapse of service, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our website as well as delays and additional expense in arranging new facilities and services, which could harm our business, results of operations, and financial condition.

Security incidents or real or perceived errors, failures, or bugs in our systems or website could impair our operations, result in loss of customers' personal information, damage our reputation and brand, and harm our business and operating results.

Our continued success is dependent on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website may contain material errors, failures, vulnerabilities, or bugs, particularly when new features or capabilities are released, and it may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents, or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays, or website shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration, or use of personal or other confidential information.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past, or potential customers, business partners, agents, staff, and contractors. We could be subject to a cyber-incident or other adverse event that threatens the security, confidentiality, integrity, or availability of our information resources, including intentional attacks or unintentional events where parties gain unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information about subscribers, vendors, and employees. For example, unauthorized parties could steal or access our customers' names, email addresses, physical addresses, phone numbers, and other information that we collect when providing insurance quotes. Outside parties may also attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers' information. Further, our vendors are also susceptible to data breaches, including our payment processing vendors who handle customer credit card numbers or other payment information. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often they are not recognized until launched against a target and may originate from less regulated and remote areas around the world. Accordingly, we may be unable to proactively address these techniques or to implement adequate preventative measures. Despite our efforts and processes to prevent breaches, our products and services, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, third-party or employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, unauthorized access to customer data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire personal information or company assets.

Security breaches, including by hackers or insiders, or any other types of data security or privacy-related incidents could expose confidential or personal information, which could result in mandatory public disclosures, potential regulatory investigations, fines, penalties, compliance orders, liability, litigation, and remediation costs, as well as reputational harm, any of which could materially adversely affect our business and financial results. It could also trigger claims by affected third parties. Further, even if we do not ourselves experience a cyber-incident, hacking against our competitors or other companies could create the perception among our customers or potential customers that our digital platform is not safe to use.

If we experience compromises to our security that result in technology performance, integrity, or availability problems, the complete shutdown of our website or the loss or unauthorized disclosure, access, acquisition, alteration, or use of confidential information, customers may lose trust and confidence in us, and customers may decrease the use of our website or stop using our services entirely. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to our information or customers' information. A significant impact on the performance, reliability, security, and availability of our systems, software, or services may harm our reputation, impair our ability to operate, impair our ability to retain existing customers or attract new customers, and expose us to legal claims and government action, each of which could have a material adverse impact on our financial condition, results of operations, and growth prospects.

Cyber-incidents are expected to accelerate on a global basis in both frequency and magnitude, and threat actors are increasingly sophisticated in using techniques that circumvent controls, evade detection, and remove forensic evidence, which means that we and our third-party providers may be unable to anticipate, contain or recover from future attacks or incidents in a timely or effective manner. The COVID-19 pandemic increased cybersecurity risk as a result of global remote working arrangements that are likely to continue and which present opportunities for threat actors to engage in social engineering (for example, phishing) and to exploit vulnerabilities in non-corporate networks. In addition, according to U.S. Government sources and others, the conflict involving Russia and Ukraine has resulted in a heightened risk of cyber-incidents against companies, supply chain vendors and others based in the U.S. or in U.S.-allied regions.

Misconduct or fraudulent acts by employees, agents, claims vendors, or third parties may expose us to financial loss, disruption of business, regulatory assessments, and reputational harm.

We and the insurance industry are inherently susceptible to past and future misconduct or fraudulent activities by employees, representative agents, claims vendors, customers, or other third parties. These activities could include fraud against the Company, its employees, and its customers through illegal or prohibited activities unauthorized acts or representations, or the unauthorized use or disclosure of personal or proprietary information.

Our success depends, in part, on our ability to establish and maintain relationships with quality and trustworthy service professionals.

We must continue to attract, retain, and grow the number of skilled and reliable service professionals who can provide services across our products. In addition to skill and reliability, our customers want to work with service professionals and claims adjusters whom they trust to work in their homes and with whom they feel safe.

While we maintain screening processes to try to prevent unsuitable service professionals from entering our organization, these processes have limitations and, even with these safety measures, no assurances can be provided regarding the future behavior of any service provider. Inappropriate and/or unlawful behavior of service professionals generally, particularly any such behavior that compromises the trustworthiness of service providers and/or of the safety of our customers, could result in bad publicity and related damage to our reputation, detriment to our brands and brand-building efforts, and/or actions by governmental and regulatory authorities, criminal proceedings and/or litigation. The occurrence of any of these events could, in turn, adversely affect our business, reputation, financial condition, and results of operations.

We may be unable to prevent, monitor, or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.

If we fail to maintain adequate systems and processes to prevent, monitor, and detect fraud, including employee fraud, agent fraud, fraudulent policy acquisitions, claim vendor fraud, third-party or fraudulent claims activity, or if inadvertent errors occur with such prevention, monitoring, and detection systems due to human or computer error, our business could be materially adversely impacted. In the ordinary course of business in the insurance industry, we have experienced relatively isolated incidents of fraudulent activity that have not had a material impact on our business. However, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

We are periodically subject to examinations by our primary state insurance regulators, which could result in adverse examination findings and necessitate remedial actions.

Our primary insurance regulators are responsible for our supervision and examination of our insurance subsidiaries. Spinnaker is currently domiciled in Illinois and Spinnaker Specialty Insurance Company (Spinnaker Specialty) is an authorized/non-admitted insurer in Texas, and in the first quarter of 2022, we added Mainsail Insurance Company as an admitted insurer in Texas. RHS is a Cayman-domiciled insurance captive, and is subject to regulations and supervision imposed by the Cayman Islands.

Periodically, other non-domestic insurance regulators perform examinations of insurance companies under their jurisdiction to assess compliance with applicable laws and regulations, financial condition, and the conduct of regulated activities or may conduct targeted investigations. These examinations provide insurance regulators with a significant opportunity to review and scrutinize our business. If—as a result of an examination—an insurance regulator determines that our financial condition, capital resources, or other aspects of any of our operations are less than satisfactory, or that we are in violation of applicable laws or regulations, an insurance regulator could require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, impose fines and penalties, or take further actions including suspension or revocation of our licenses. We cannot predict with precision the likelihood, nature, or extent of any necessary remedial actions or financial impact (if any) resulting from such an examination or the associated costs of such remedial actions or regulatory scrutiny. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us resulting from these examinations could have a material adverse effect on our business, reputation, financial condition, or results of operations.

We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure, and use of customer information and other sensitive data, and our actual or perceived (or alleged) failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past, or potential customers, business partners, agents, staff, and contractors. In the U.S., there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection, and other processing of personal information, including federal and state data privacy laws, data breach notification laws, and consumer protection laws. For example, the California Consumer Privacy Act of 2018 (the "CCPA"), which became effective in January 2020, created new privacy rights for consumers residing in the state of California and imposes obligations on companies that process their personal information, including an obligation to provide certain new disclosures to such residents. Specifically, among other things, the CCPA creates new consumer rights and imposes corresponding obligations on covered businesses relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents' right to access and delete their personal information, opt out of certain sharing and sales of their personal information, and receive detailed information about how their personal information is used. The law exempts from certain requirements of the CCPA certain information that is collected, processed, sold, or disclosed pursuant to the California Financial Information Privacy Act, the federal Gramm-Leach-Bliley Act, or the federal Driver's Privacy Protection Act. The definition of "personal information" in the CCPA is broad and may encompass other information that we maintain beyond that excluded under the Gramm-Leach-Bliley Act, the Driver's Privacy Protection Act, or the California Financial Information Privacy Act exemption. Further, the CCPA allows for the California Attorney General to impose civil penalties for violations and provides a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. In addition, it remains unclear how various provisions of the CCPA will be interpreted and enforced. In 2020, California voters also passed the CPRA, which took effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers' rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CCPA marked the beginning of a trend toward more stringent privacy legislation in the U.S., and multiple states have subsequently enacted or proposed similar laws. States with recently enacted and currently effective data privacy laws include Nevada, Virginia, Colorado, Connecticut, and Utah; new data privacy laws will become effective during 2024 in Montana and Oregon; and Delaware, Indiana, Iowa, Tennessee, and Texas have all passed data privacy laws that will become effective in 2025 or 2026. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Additionally, we are subject to the federal Telephone Consumer Protection Act, which restricts the making of telemarketing calls and the use of automatic telephone dialing systems. New laws and proposed legislation, if passed, could have conflicting requirements that could make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information. The effects of the CCPA and other similar state laws subsequently enacted, as well as possible future state or federal laws, are potentially significant and may require us to modify our data collection and processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

In the event of a data breach, we are also subject to breach notification laws in the jurisdictions in which we operate, including U.S. state laws, and the risk of litigation and regulatory enforcement actions. In 2023, the SEC's cybersecurity regulations came into effect, which require us to publicly disclose material cybersecurity incidents shortly after we deem them to be material. In addition, a number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically.

We may also face particular privacy, data security, and data protection risks in connection with requirements of the European Union's ("E.U.") General Data Protection Regulation 2016/679 ("GDPR"), the United Kingdom ("UK") GDPR and UK Data Protection Act 2018 (which retains the GDPR in UK national law) and other data protection regulations in the E.U. and UK. Among other stringent requirements, the GDPR restricts transfers of data outside of the E.U. to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified by the GDPR is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative. As such, the ability of companies to lawfully transfer personal data from the E.U. to the U.S. is presently uncertain. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. These developments could limit our future ability to deliver our products in the E.U. and other foreign markets. In addition, any failure or perceived failure to comply with these rules may result in regulatory fines or penalties, including orders that require us to change the way we process data.

Additionally, we are subject to the terms of our privacy policies and data privacy-related obligations to third parties. Any failure or perceived failure by us to comply with our privacy policies, our data privacy-related obligations to customers or other third parties, or our other data privacy-related legal obligations, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation, or public statements against us by consumer advocacy groups or others and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding data privacy, data protection (in particular those that impact the use of artificial intelligence), and cross-border transfers of customer information could cause us to delay planned uses and disclosures of data to comply with applicable data privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny and have a material adverse effect to our reputation, business, and operating results.

We employ third-party licensed data, software, technologies, and intellectual property for use in our business, and the inability to maintain or use these licenses, or errors or defects in the data, software, technologies, and intellectual property we license could result in increased costs or reduced service levels, which would adversely affect our business, financial condition, and results of operations.

Our business relies on certain third-party data, software, technology, and intellectual property that we obtain under licenses from other companies including insurance industry proprietary information that we license from Insurance Services Office, Inc. ("ISO"). We anticipate that we will continue to rely on such third-party data, software, technology, and intellectual property and we may license additional third-party data, software, technology, and intellectual property in the future. We cannot assure that these third-party licenses, or support for such licensed software and technologies, will continue to be available to us on commercially reasonable terms, if at all. Although we believe that there are commercially reasonable alternatives to the third-party products we currently license, other than proprietary information provided by ISO, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party products may require significant work and require substantial investment of our time and resources. Also, should ISO refuse to license its proprietary information to us on the same terms that it offers to our competitors and we are unable to find a comparable replacement, we could be placed at a significant competitive disadvantage. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed software, technology, or other intellectual property. Any of these results could harm our business, results of operations, and financial condition.

Any errors or defects in third-party data, software, technology, and intellectual property that we license could result in errors that could harm our brand and business. We also cannot be certain that our licensors are not infringing the intellectual property rights of others or that our licensors have sufficient rights to the licensed software and technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain rights to any of this software or technology because of intellectual property infringement claims brought by third parties against our licensors or against us, our ability to develop our services containing such software or technology could be severely limited and our business could be harmed. Many of the risks associated with the use of third-party software, technology, and other intellectual property cannot be eliminated, and these risks could negatively affect our business.

Failure to protect or enforce our intellectual property rights could harm our business, results of operations, and financial condition.

Our success is dependent in part on protecting our intellectual property rights and technology, including any source code, proprietary information, data, processes and other forms of information, know how, and technology. We rely on a combination of patents, trademarks, service marks, and trade secret laws to establish and protect our intellectual property. We also seek to control access to our proprietary information by entering into a combination of invention assignment agreements and nondisclosure agreements with our employees, consultants, and with our third-party providers and strategic partners. While these agreements will give us contractual remedies upon any unauthorized use or disclosure of our proprietary business information or intellectual property, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information, and we may not always be able to effectively monitor or prevent such unauthorized use or disclosure.

We also seek to protect our proprietary information and intellectual property through contractual restrictions in our commercial agreements with third-party licensees, partners, and other third parties. However, some license provisions that protect against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. Certain arrangements with joint development partners may limit our ability to protect, maintain, enforce, or commercialize such intellectual property rights, including requiring agreement with or payment to our joint development partners before protecting, maintaining, licensing, or initiating enforcement of such intellectual property rights, and may allow such joint development partners to register, maintain, enforce, or license such intellectual property rights in a manner that may affect the value of the jointly-owned intellectual property or our ability to compete in the market.

We have filed, and may continue in the future to file, trademark and patent applications to protect certain of our innovations and intellectual property. However, we cannot guarantee that patents will issue on our pending patent applications or that we will be successful in registering our trademarks. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented, invalidated or held unenforceable, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.

While software and other of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on protecting our software as a trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

We currently hold various domain names relating to our brand, including hippo.com and hippoinsurance.com, among others. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our trademarks and other proprietary rights.

While we take precautions designed to protect our intellectual property, there are steps that we have not yet taken to protect our intellectual property on a global basis. Additionally, the steps that we have already taken to protect our intellectual property may not be sufficient or effective. Third parties may knowingly or unknowingly infringe our proprietary rights and third parties may challenge proprietary rights held by us and we may not be able to prevent infringement or misappropriation of our proprietary rights without incurring substantial expense. If third parties copy our technology and use our proprietary brand, content, and information to create or enhance competing solutions and services, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. We may need to engage in litigation to enforce our rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property, and the outcome of litigation could be unpredictable. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation or brand.

Our services utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could negatively affect our business.

The software powering our technology systems incorporates open source software and will continue to use open source software in the future. Use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. To the extent that our services depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay new solutions introductions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in turn, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platform.

Furthermore, some open source licenses contain requirements that we make available source code for modifications or derivative works that we create based upon the type of open source software we use or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our proprietary software to the public. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems. This risk could be difficult or impossible to eliminate and could adversely affect our business, financial condition, and results of operations.

We may be unable to prevent or address the misappropriation of our data.

From time to time, third parties may misappropriate our data through website scraping, bots, or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may have attempted to and may in the future attempt to misappropriate data and imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations, or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

We rely on the experience and expertise of our CEO, other key executives, highly-specialized insurance experts, key technical employees, and other highly skilled personnel.

Our success depends upon the continued service of our CEO, other key executives, our highly-specialized insurance experts and key technical employees; and our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain, and integrate highly skilled personnel for all areas of our organization. If we are unable to attract the requisite personnel, our business and prospects may be adversely affected. Each of our CEO, key executive officers, specialized insurance experts, key technical personnel, and other employees could terminate his or her relationship with us at any time. The loss of our CEO, any other key executive, specialized insurance experts, or key personnel might significantly delay or prevent the achievement of our strategic business objectives and could harm our business. We rely on a small number of highly-specialized insurance experts, the loss of any one of whom could have a disproportionate impact on our business. Competition in our industry for qualified employees is intense. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Moreover, if and when the stock options or other equity awards are substantially vested, employees under such equity arrangements may be more likely to leave, particularly when the underlying shares have seen a value appreciation or if the value of the shares underlying such awards has significantly declined.

Furthermore, several members of our management team were hired relatively recently. If we are not able to integrate these new team members or if they do not perform adequately, our business may be harmed.

We face significant competition for personnel, particularly in California, where our headquarters is located, and in Texas, where many of our technical employees are located. To attract top talent, we have to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competitor actions. If we are unable to hire new employees quickly enough to meet our needs or otherwise fail to effectively manage our hiring needs or successfully integrate new hires, including our newer management team members, our efficiency, ability to meet forecasts, and our employee morale, productivity and retention could suffer, which in turn could have an adverse effect on our business, results of operations, and financial condition.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations, and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable, resulting in an adverse effect on our business, results of operations, and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

We may become subject to claims under Israeli law for remuneration or royalties for assigned invention rights by our Israel-based contractors or employees, which could result in litigation and adversely affect our business.

We enter into assignment of invention agreements with employees and contractors, pursuant to which such employees and contractors assign to us all rights to any inventions created during and as a result of their employment or engagement with us. Under the Israeli Patents Law, 5727-1967 (the "Israeli Patents Law"), inventions conceived by an employee during and as a result of such employee's employment are regarded as "Service Inventions," which belong to the employer absent an agreement between the employee and employer providing otherwise.

The Israeli Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the "Committee"), a body constituted under the Israel Patents Law. Current case law clarifies that the right to receive consideration for Service Inventions can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Israeli Patents Law.

In addition, with respect to contractors, there is no clear arrangement under the Israeli Patents Law with respect to contractors' ownership in inventions developed by them. Therefore, it is considered best practice to include, in the contractor's engagement agreement, a provision whereby the parties agree that the company engaging such contractor shall own all intellectual property rights conceived or developed by the contractor during and as a result of such contractor's engagement with the company, including a clear and explicit assignment provision with respect thereto and a waiver to receive additional consideration.

Although we generally enter into agreements with our contractors and employees pursuant to which they (i) assign to us all rights in and to inventions developed by them during and as a result of their employment or engagement with us; and (ii) waive any right to receive royalties, compensation or additional consideration in connection therewith (including, with respect to employees, waiver under Section 134 of the Israeli Patents Law), we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former contractors or employees, or be forced to litigate such monetary claims, which could negatively affect our business.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We not only seek to engender a trusting relationship between our brand and our customers, but also among our employees. Our ability to continue to cultivate and maintain this culture is essential to our growth and continued success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values, and mission;

- the size and geographic diversity of our workforce and our ability to promote a uniform and consistent culture across all our offices and employees;

- competitive pressures to move in directions that may divert us from our mission, vision, and values;

- the continued challenges of a rapidly evolving industry; and

- the increasing need to develop expertise in new areas of business that affect us.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, we would have to incur additional costs and find alternative methods to recruit key employees, which in turn could cause our business, results of operations, and financial condition to be adversely affected.

Our exposure to loss activity and regulation may be greater in states where we currently have more of our customers or where we are domiciled.

A large portion of our business originates from customers in California and Texas. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur, such as a natural disaster, severe weather (such as the Texas hail storms in 2019 and 2023, or the Texas winter storm in February 2021 ("Uri")), or a disease outbreak or pandemic (such as the COVID-19 pandemic) and cause material losses in California and Texas, our business, financial condition, and results of operations could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory or legal environment affecting property and casualty insurance in California and Texas may expose us to more significant risks. In addition, as Spinnaker is domiciled in Illinois, any adverse changes in the regulatory environment affecting property and casualty insurance in Illinois may also expose us to more significant risks.

Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new or expansion of or changes to existing products.

Because our insurance products require regulatory approvals, development cycles can take time. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product's development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.

Our success depends upon the continued growth in the use of the internet for purchasing of insurance products.

We provide homeowners' insurance products through our website that competes with traditional offline counterparts. While we also offer insurance through traditional, offline producers, the continued growth and acceptance of our products and services will depend, to a large extent, on the continued growth in commercial use of the internet and our ability to innovate and distinguish our products and services from traditional markets.

Purchasers of insurance may develop the perception that purchasing insurance products online is not as effective as purchasing such products through a producer or other traditional offline methods, and the homeowners' insurance markets may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that data automation is less efficacious than traditional offline methods of purchasing insurance, underwriting, claims processing, and other functions that use data automation, our business, results of operations, and financial condition could be adversely affected.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or acquire new lines of business, including those outside of the insurance industry, or offer new products and services within existing lines of business. There are risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or are evolving. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. In addition, new business ventures may require different strategic management competencies and risk considerations compared to those of a traditional insurance company or compared to those of our existing management team. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, results of operations, and financial condition.

Litigation and legal proceedings filed by or against us and our subsidiaries, key vendors, joint ventures, or investments could have a material adverse effect on our business, results of operations, and financial condition.

Litigation and other proceedings may include, but are not limited to, complaints from or litigation by vendors, employees, customers, our insurance companies, or reinsurers, related to alleged breaches of contract or otherwise. If our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies, as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including the sale of insurance and unfair trade or claim settlement practices. In addition, because we utilize our own and third-party data, it is possible that customers or consumer groups could bring individual or class action claims, and regulators could bring actions alleging that our methods of collecting data and pricing risk are impermissible or discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages amounts or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management's attention and resources away from our business and adversely affect our business, results of operations, and financial condition. Additionally, lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, applicability or adequacy of insurance coverage, or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition. Refer to Note 14, Commitments and Contingencies, Legal Proceedings.

Claims by others that we infringed their proprietary technology or other intellectual property rights could result in litigation which is expensive to support, and if resolved adversely, could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of trademarks, copyrights, patents, and other intellectual property rights. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows and, from time to time, third parties may assert claims of infringement of intellectual property rights against us. There can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, may now and in the future have significantly larger and more mature patent portfolios than us and have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to settle such litigation on terms that are unfavorable to us. Similarly, we may be subject to an unfavorable judgment which may not be reversible or is not reversed upon appeal. The terms of such settlement or judgment may require us to pay substantial damages, royalties, or other fees, or subject us to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, each of which could adversely affect our business, results of operations, and financial condition. Even if third-party allegations of infringement do not result in litigation or are resolved in our favor or without significant expenses, the time and resources necessary to resolve them could harm our business, results of operations, financial condition, and reputation.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third-party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort, and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations, and financial condition.

If we are unable to make acquisitions and investments, or if we are unable to successfully integrate them into our business, our business, results of operations, and financial condition could be adversely affected.

As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of, investments in, and organizations of new businesses, new technologies, services, and other assets and strategic investments that complement our business. We may evaluate target companies and make acquisitions in the future. There is no assurance that such businesses will be successfully integrated into our existing business or generate substantial revenue.

Acquisitions and investments involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

- intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

- failure or material delay in closing a transaction, including as a result of regulatory review and approvals;

- inadequacy of reserves for losses and loss expenses;

- quality of their data and underwriting processes;

- conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

- difficulties in obtaining regulatory approvals on our ability to be an acquirer;

- a need for additional capital that was not anticipated at the time of the acquisition;

- transaction-related lawsuits or claims;

- difficulties in integrating the technologies, operations, existing contracts, and personnel of an acquired company;

- difficulties in retaining key employees or business partners of an acquired company;

- diversion of financial and management resources from existing operations or alternative acquisition opportunities;

- failure to realize the anticipated benefits or synergies of a transaction;

- failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, accounting practices, or employee or user issues;

- risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

- theft of our trade secrets or confidential information that we share with potential acquisition candidates;

- risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business;

- adverse market reaction to an acquisition;

- significant attention from management and disruption to our business; and

- potential dilution in value to our stockholders.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services, and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, results of operations, and financial condition could be adversely affected.

We may not be able to utilize a portion of our net operating loss carryforwards ("NOLs") to offset future taxable income, which could adversely affect our net income and cash flows.

We are subject to federal and state income and non-income taxes in the United States. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating these taxes. Our effective tax rates could be affected by numerous factors, such as entry into new businesses and geographies, changes to our existing business and operations, acquisitions and investments and how they are financed, changes in our stock price, changes in our deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles and interpretations. We are required to take positions regarding the interpretation of complex statutory and regulatory tax rules and on valuation matters that are subject to uncertainty, and the IRS or other tax authorities may challenge the positions that we take.

As of December 31, 2023, we had U.S. federal and state NOL carryforwards of approximately $719.8 million and $326.7 million, respectively, available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Code, or otherwise. Of our U.S. federal NOL carryforwards, $175.3 million of losses will begin to expire in 2035 and $544.5 million of losses can be carried forward indefinitely. Under the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income.

We may be unable to fully use our NOL carryforwards, if at all. Under Section 382 of the Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50 percentage point change, by value, in the corporation's equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation's ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We have experienced two historical ownership changes (in 2016 and 2018) and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of the transaction with RTPZ, some of which may be outside of our control. If we undergo a future ownership change, we may be prevented from fully utilizing our NOL carryforwards existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our NOL carryforwards. To the extent we are not able to offset future taxable income with our NOL carryforwards, our net income and cash flows may be adversely affected.

Our expansion strategy will subject us to additional costs and risks and our plans may not be successful.

Our success depends in significant part on our ability to grow our business, including by strategically expanding in certain markets and potentially expanding into additional markets. Currently, Spinnaker is licensed to write limited lines of business in 50 states and the District of Columbia, and Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia. Moreover, one or more states could revoke our license to operate or implement additional regulatory hurdles that could inhibit or limit our ability to obtain or maintain our license or grow our business in such states.

As we seek to expand, we may incur significant operating expenses, although our expansion may not be successful for a variety of reasons, including because of, among other things:

- barriers to obtaining the required government approvals, licenses, or other authorizations, including seasoning or other limitations imposed by a state;

- failures in identifying and entering into joint ventures with strategic partners or entering into joint ventures that do not produce the desired results;

- challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and regulatory restrictions;

- competition from incumbents that already own market share, better understand the market, may market and operate more effectively, and may enjoy greater affinity or awareness; and

- differing demand dynamics, which may make our product offerings less successful.

Expansion into new markets would require additional investments by us in both securing regulatory approvals and marketing. These incremental costs may include hiring additional personnel, as well as engaging third-party service providers and other research and development costs. If we grow or offer products at a slower rate than expected, our business, results of operations, and financial condition could be materially and adversely affected.

We are subject to payment processing risk.

We currently rely on a limited number of payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if any of these vendors becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers' credit cards on a timely basis or at all, our business, revenue, results of operations, and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations, and financial condition.

We are exposed to risk through our captive reinsurer, RHS, which takes a share of the risk underwritten of affiliated and non-affiliated insurance carriers for business written through our MGA and unaffiliated MGAs.

The Company assumes insurance risk of policies underwritten by Hippo and unaffiliated MGAs through a wholly-owned Cayman domiciled insurance captive, RHS. During 2023 we retained approximately 40% of the proportional premium relating to such policies through Spinnaker or RHS. However, given the adjustable features in our proportional reinsurance agreements, the percentage of risk retained will likely exceed the percentage of premium retained.

Because RHS is a Cayman domiciled insurance captive, it is subject to regulations and supervision imposed by the Cayman Islands. Noncompliance with applicable Cayman regulations may subject us to regulatory action or private litigation. Further, applicable laws, regulations, and administrative practices in the Cayman Islands may be subject to significant change, with or without notice, due to economic, political, and other conditions.

We are exposed to risk through our admitted and non-admitted insurance carriers, which underwrite insurance on behalf of our MGA and other non-affiliated general agents and managing general agents.

In September of 2020, the Company acquired Spinnaker Insurance Company. The Company has since formed a domestic surplus lines carrier that underwrites policies on surplus lines business. Carriers that are subsidiaries of the Company only write business on a program basis through our MGA and through other non-affiliated general agents and managing general agents. The Company could, in the future, form or acquire additional carriers. All unaffiliated programs written through our carriers are reinsured and, as a result, the Company's carriers retain a limited amount of risk. For most of our unaffiliated programs, we currently cede a significant portion of the risk. However, because reinsurance includes limits, caps, and exclusions, may be subject to termination (including cutoff of certain liabilities at termination), and further may be subject to collection risk, the Company is subject to the risk that it will retain more risk than it anticipates.

Additionally, because insurance companies are highly regulated by their states of domicile and by each state in which they are authorized to do business, we are subject to regulatory action and private litigation. Further, applicable laws, regulations, and administrative practices in the one or more states in the United States in which we do business may be subject to significant change, with or without notice, due to economic, political, and other conditions.

The failures of our quota-share reinsurance treaties to pass risk transfer for accounting purposes could reduce the existing statutory surplus of the impacted carrier, potentially triggering the need for additional capital infusions.

To qualify as reinsurance for accounting purposes, a contract must embody substantive risk transfer, which is defined as the reasonable possibility that the reinsurer could experience a significant loss on the treaty. Contractual provisions in a treaty that excessively limit the extent or timing of the net loss that a reinsurer can experience can conceivably preclude the treaty from meeting the criteria for risk transfer, thereby disqualifying it from reinsurance accounting treatment. An assessment of risk transfer must be performed upon entry into a new treaty, as well as each time the treaty is renewed. Each of our in-force quota-share reinsurance treaties qualified for reinsurance accounting at the time of its most-recent inception. Each of these treaties has a term of one-year or less. Although we elected to substantially reduce our participation in quota share reinsurance treaties in 2024 on the Hippo program, if we determine it would be beneficial to enter into similar treaties in the future, we expect that we would be able to secure treaties on terms that qualify for continued reinsurance accounting; however, there can be no assurance that the available market terms of these treaties (including pricing, coverage and exclusions) would also pass risk transfer for accounting purposes. If a treaty that we desire to enter into or renew fails to qualify for reinsurance accounting based on its then-current renewal terms, it could adversely impact that carrier's statutory surplus, triggering the need for additional capital infusions within a short period of time.

Risks Related to Our Industry

The insurance business, including the market for homeowners' insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.

Historically, insurance carriers writing homeowners insurance have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses, and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the homeowners insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers, and general economic conditions, including rising inflation. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.

We cannot predict with certainty whether market conditions affecting the homeowners' insurance market and the insurance market in general will improve, remain constant, or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency or severity of claims and premium defaults, and an uptick in the frequency of fraud, including the falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depend on our ability to accurately assess potential loss and loss adjustment expenses under the terms of the policies we underwrite for homeowners. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate, as it is possible for us to underestimate the cost of claims and claims administration.

We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in the mix of customers and jurisdictions, changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends, and legislative changes. Increases in claims severity can be impacted by increased costs including construction costs, availability of supplies, and other economic factors; and by litigation trends and precedent. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.

Recorded claim reserves, including case reserves and incurred but not reported ("IBNR") claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered, including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, contractual terms and changes in claim reporting, and settlement practices. External factors are also considered, such as court decisions, changes in law, and litigation imposing unintended coverage. We also consider benefits, such as disallowing the use of benefit payment schedules, requiring coverage designed to cover losses that occur in a single policy period to losses that develop continuously over multiple policy periods, or requiring the availability of multiple limits. Regulatory requirements and economic conditions are also considered.

Since reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves, and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are reestimated.

If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders' equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial strength rating, which would affect our ability to attract new business or to retain existing customers.

Severe weather events and other catastrophes, including the effects of climate change, global pandemics, and terrorism, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our homeowners' insurance business is exposed to the risk of severe weather conditions and other catastrophes. Severe weather events include, but are not limited to, winter storms, tornadoes, hurricanes, rain, hail, and high winds. The incidence and severity of weather conditions are largely unpredictable. Catastrophes can be caused by various events, such as wildfires, tornadoes, tsunamis, hurricanes, tropical storms, earthquakes, windstorms, hailstorms, severe thunderstorms, fires, and other non-natural events such as explosions, civil unrest, terrorism or war. Additionally, seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. Resulting reductions in our capital could materially adversely affect our ability to underwrite new or renew existing insurance policies. In addition, we may not be able to obtain reinsurance coverage at reasonable rates and in amounts or with coverages adequate to mitigate the risks associated with severe weather conditions and other catastrophes. While we only work with reinsurers whom we believe have acceptable credit, if our reinsurers are unable to pay for the claims for which they are responsible, we could be exposed to additional liability, which could have a material adverse effect on our business and results of operations. Catastrophic losses, such as the 2021 storms in Texas and 2023 storms in Texas and Colorado, may result in our insurance companies incurring losses greater than those experienced in prior years, the expected level of losses including modeled losses, and current reinsurance limits.

Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of snow, wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of homeowners insurance and reinsurance coverages, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

We are subject to extensive insurance industry regulations.

Currently, Spinnaker is licensed to write limited lines of business in 50 states and the District of Columbia, and Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia.

Each U.S. state regulator retains the authority to license insurance producers and insurance companies in their states, and a producer or company generally may not operate in a state in which it is not licensed. Accordingly, we are not permitted to sell or underwrite insurance to residents of the remaining states and territories of the United States for lines or products for which we are not authorized, which is likely to put us at a disadvantage among many of our competitors that have been in business much longer than us and are licensed to sell their insurance products in most, if not all, U.S. jurisdictions.

Additionally, RHS is domiciled in the Cayman Islands, and as such noncompliance with applicable Cayman regulations may subject us to regulatory action or private litigation. Further, applicable laws, regulations, and administrative practices in the Cayman Islands may be subject to significant change, with or without notice, due to economic, political, and other conditions.

We are subject to extensive regulation and supervision in the states in which we transact business by the individual state insurance departments. This regulation is generally designed to protect the interests of consumers, and not necessarily the interests of insurers or producers, their shareholders, or other investors. Numerous aspects of our insurance business are subject to regulation, including, but not limited to, premium rates, mandatory covered risks, limitations on the ability to non-renew or to cancel or elect not to renew business, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of customers, investments and capital, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other factors in underwriting, as well as other production, underwriting and claims practices. To the extent we decide to expand our current product offerings to include other insurance products, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, discrimination in the business of insurance, and offering illegal inducements in connection with insurance sales. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. States also regulate various aspects of the contractual relationships between insurers and licensed agents and brokers.

Such laws, rules, and regulations are usually overseen and enforced by the various state insurance departments, as well as through private rights of action and by state attorneys general. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, such as homeowners' insurance rates and coverage forms, which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds, or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act ("FCRA"). Among other things, the FCRA requires insurance companies to have a permissible purpose before obtaining and using a consumer report for underwriting purposes, as well as comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws would subject us to regulatory fines and other sanctions. In addition, given our short operating history to-date and rapid speed of growth, we are particularly vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, and our customer communications. As a result of any such noncompliance, regulators could impose fines, rebates, or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified.

Our ability to retain state licenses depends on our ability to meet licensing requirements enacted or promulgated in each state (sometimes based on model laws and regulations developed by the NAIC), subject to significant variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in such state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, face monetary penalties, or be subject to seizure of assets. Any such events could adversely affect our business, results of operations or financial condition.

In addition, as a condition to writing business in certain states, insurance companies are often required to participate in various pools or risk sharing mechanisms or to accept certain classes of risk, regardless of whether such risks meet their underwriting requirements for voluntary business. Some states also limit or impose restrictions on the ability of an insurer to withdraw from certain classes of business. Certain states impose significant restrictions on a company's ability to materially reduce its exposures, non-renew, or to withdraw from certain lines of business. State insurance departments can impose significant charges on an insurer in connection with a market withdrawal or refuse to approve withdrawal plans including on the grounds that they could lead to market disruption. Laws and regulations that limit cancellation and non-renewal of policies or that subject withdrawal plans to prior approval requirements may significantly restrict our ability to terminate unprofitable risks or to exit unprofitable markets. Such actions and related regulatory restrictions may limit our ability to reduce our potential exposure including, but not limited to, catastrophe events such as hurricane-related losses.

A regulatory environment that requires rate increases and product forms to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to reduce rates to a level that may prevent us from being profitable or may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect our ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. In particular and by way of example, during the COVID-19 pandemic, state regulators and legislators were under increased political pressure to provide financial relief to policyholders through premium rebates or requiring insurers to pay claims arising from COVID-19 related losses, regardless of the applicable policy's exclusions.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance there, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our business, results of operations or financial condition could be adversely affected by any of these factors.

State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.

In the past decade, various state insurance regulators have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to the insurer. During the last approximately ten years, the NAIC adopted significant changes to the insurance holding company act and regulations (the "NAIC Amendments"). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system's ultimate controlling person submit annually to its lead state insurance regulator an "enterprise risk report" that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator.

The increasing adoption by states of cybersecurity regulations has imposed, and could impose additional, compliance burdens on us and expose us to additional liability.

In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have adopted, and others are considering new cybersecurity measures, including the adoption of cybersecurity regulations. In 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. As of early 2024, twenty two states and the District of Columbia have adopted versions of the NAIC Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the NAIC Insurance Data Security Model Law in the future.

We are also subject to the New York Department of Financial Services' (the NYDFS) Cybersecurity Regulation (the NYDFS Cybersecurity Regulation) which mandates detailed cybersecurity standards for all institutions, including insurance entities, operating in New York pursuant to authorization by the NYDFS. The NYDFS Cybersecurity Regulation has increased our compliance burden, and could increase the risk of noncompliance and subject us to regulatory enforcement actions and penalties in the future, as well as reputational risk. On November 1, 2023, the NYDFS adopted amendments to the NYDFS Reg which require enhanced governance, updated cybersecurity incident reporting, enhanced access controls, expanded asset inventory requirements, updated training obligations, and updated risk and vulnerability assessments.

At the federal level, in July 2023 the SEC issued a final rule requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance.

Although we invest considerable resources to comply with financial industry cybersecurity regulations and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in regulatory actions and other penalties. In addition, our efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.

Our businesses, results of operations and financial condition could be adversely affected by ongoing international conflicts and related disruptions in the global economy.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine, and the ongoing conflict between Israel and Hamas has caused political, economic, and military instability in Israel and surrounding regions. Several of our employees are located in Israel, and the ongoing conflict may adversely affect them and our operations there. While we have no operations in Russia or Ukraine, our business may be indirectly adversely affected by this conflict and its effects, including as a result of financial and economic sanctions imposed by governments in U.S., United Kingdom and European Union, among others, on certain industry sectors and parties in Russia.

We are unable to predict the impact of either the Israel-Hamas conflict or the Russia-Ukraine conflict on our business or the global economy. The impact of further escalation of geopolitical tensions related to these conflicts, including increased trade barriers or restrictions on global trade, is unknown and could result in, among other things, heightened cybersecurity threats, protracted or further increased inflation, lower consumer demand, fluctuations in interest and foreign exchange rates and increased volatility in financial markets, any of which could adversely affect our businesses, results of operations and financial condition.

We expect our results of operations to fluctuate on a quarterly and annual basis. In addition, our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our insurance products and fluctuations in the timing and amount of our expenses. In addition, the insurance industry, and particularly homeowners' insurance, are subject to their own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues and resulting fluctuations in our rate of growth as a result of insurance spending patterns. Specifically, our revenues may be proportionately higher in our third fiscal quarter due to the seasonality of when homeowners purchase and move into new homes, which historically occurs at higher rates in the months of July, August, and September. Accordingly, the amount of growth we experience may also be greater in the third quarter. As our business expands and matures, other seasonality trends may develop and the existing seasonality and customer behavior that we experience may change. Volatility in our key operating metrics or their rates of growth could have a negative impact on our financial results and investor perceptions of our business prospects and a failure to achieve our quarterly forecasts or to meet or exceed the expectations of research analysts or investors will cause our stock price to decline.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and ability to achieve profitability.

The demand for property and casualty insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new accounts are sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenue, and asset values.

Additionally, factors, such as general economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending, and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and underwriting profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel or cease payment on existing insurance policies, modify their coverage, or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

Our results of operations and financial condition may be adversely impacted by environmental, social and governance ("ESG") requirements.

Our financial and operational results could be impacted by emerging risk and changes to the regulatory landscape in areas like ESG requirements. While we closely monitor and respond to topics like social, environmental, and demographic changes that include longer lifespans, income and wealth inequalities, environmental challenges and opportunities to expand global access to the financial system across all segments of the population, updated and changing regulatory and societal environment requirements could impact financial and operational results.

Changes and uncertainty in U.S. and non-U.S. legislation, policy or regulation regarding climate risk management or other ESG practices may result in higher regulatory costs, compliance costs and increased capital expenditures, and changes in regulations may impact security asset prices, resulting in realized or unrealized losses on our investments. Physical risks and transitional risks could increase the Company's cost of doing business and actual or perceived failure to adequately address ESG expectations of our various stakeholders could lead to a tarnished reputation and loss of customers and clients.

Our results of operations and financial condition may be adversely affected due to limitations in the analytical models used to assess and predict our exposure to catastrophe losses.

Along with others in the insurance industry, models developed internally and by third-party vendors are used along with our own historical data in assessing property insurance exposure to catastrophe losses. These models assume various conditions and probability scenarios; however, they do not necessarily accurately predict future losses or measure losses currently incurred. Further, the accuracy of such models may be negatively impacted by changing climate conditions, including increased weather severity patterns. Catastrophe models use historical information and scientific research about natural events, such as hurricanes and earthquakes, as well as detailed information about our in-force business. This information is used in connection with pricing and risk management activities. However, since actual catastrophic events vary considerably, there are limitations with respect to its usefulness in predicting losses in any reporting period. Other limitations are evident in significant variations in estimates between models, material increases and decreases in results due to model changes and refinements of the underlying data elements and actual conditions that are not yet well understood or may not be properly incorporated into the models.

Our insurance company subsidiaries are subject to minimum capital and surplus requirements, and failure to meet these requirements could subject us to regulatory action.

Our insurance company subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements. The risk-based capital standards, based upon the Risk-based Capital Model Act developed by the NAIC and adopted in all states, including our insurance subsidiaries' states of domicile, require our insurance company subsidiaries to report results of risk-based capital calculations to their domestic regulator. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company's total adjusted capital, as calculated in accordance with the NAIC's RBC formula, to its authorized control level risk-based capital. Authorized control level risk-based capital is determined using the NAIC's risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer's total adjusted capital falls below 150%, 100%, and 70% of its authorized control level risk-based capital. The lower the percentage, the more severe the regulatory response, including, in the event of a mandatory control level event (total adjusted capital falls below 70% of the insurer's authorized control level risk-based capital), placing the insurance company into receivership. As of December 31, 2023, Spinnaker Insurance Company's risk-based capital ratio was well in excess of minimum statutory requirements.

In addition, our insurance company subsidiaries are required to maintain certain minimum capital and surplus and generally must keep their net written premiums within specified multiples of its surplus that regulators customarily view as prudent. The insurance company subsidiaries could exceed these ratios if their volume increases faster than anticipated or if their surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by our insurance company subsidiaries to meet the applicable risk-based capital or minimum statutory capital requirements or the writings ratio limitations regulators customarily use where we currently or may in the future conduct business could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk-based capital requirements, minimum statutory capital requirements, or customary writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

Our insurance company subsidiaries are subject to assessments and other surcharges from state guaranty funds and mandatory state insurance facilities, which may affect our ability to achieve profitability.

The insurance laws of many states subject property and casualty insurers doing business in those states to statutory property and casualty guaranty fund assessments. The purpose of a guaranty fund is to protect customers by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on each insurer's share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through subsequent rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments, which could be material, particularly following a large catastrophe or in markets which become disrupted.

Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition and results of operations.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy and routinely reviewed by our investment committee. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.

Our primary market risk exposures are to changes in interest rates and overall debt markets given that a majority of our portfolio is invested in debt securities, treasury bills, municipal bonds and mortgage- and asset-backed securities. We have limited exposure to equities but may in the future increase our portfolio's allocation to equities. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk.*" For several years prior to 2022, interest rates were at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Interest rates increased significantly in 2022 and 2023, and future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer's payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.

We may also invest in marketable equity securities. These securities are carried on the balance sheet at fair market value and are subject to potential losses and declines in market value.

Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions in our policies, could have a material adverse effect on our financial condition and results of operations.

There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated loss and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions can have a similar effect, such as the 1995 *Montrose* decision in which the California Supreme Court eliminated long standing coverage limitations by a narrow reading of policy exclusions. In these cases, insurers are required to create and write new exclusions to establish the intended coverage. These types of cases and the issues they raise may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

The COVID-19 pandemic caused disruption to our operations and may continue to negatively impact our business, key metrics, or results of operations in ways that remain unpredictable.

In January 2020, the outbreak of COVID-19 was recognized as a public health emergency of international concern, or pandemic, by the World Health Organization, and the WHO declared an end to the pandemic on May 5, 2023. The spread of COVID-19 caused us to modify our business practices (including employee travel, employee work locations in certain cases and cancellation of physical participation in meetings, events and conferences and to increase our use of web-based solutions for business processes like meetings and working remote solutions) and severely impacted businesses worldwide, including many in the insurance sector. Certain effects of the COVID-19 pandemic are expected to continue to impact our loss ratios as homes are still being used more intensively due to widespread remote working environments, as home infrastructure and equipment breakdowns occur more frequently with increased use. COVID-19 also delayed our recoverability of premiums where moratoriums were imposed and delayed the launch of some of our Hippo Home Care products.

Although the pandemic has come to a conclusion, the full extent of COVID-19 related financial impact on our business cannot be accurately predicted at this time.

Risks Related to Ownership of Our Common Stock

There may not be an active trading market for our common stock, and there can be no assurance that the Company will be able to comply with the continued listing standards of the NYSE or other another reputable stock exchange, which may make it more difficult for our stockholders to sell our securities.

Hippo Holdings Inc.'s common stock and Hippo Holdings Inc.'s warrants are listed on the NYSE under the symbols "HIPO" and "HIPO.WS," respectively. However, it is possible that an active trading market will not develop or, if developed, that any market will not be sustained. This would make it difficult for you to sell shares of our common stock at an attractive price or at all.

The NYSE requires listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, the NYSE should delist our securities from trading on its exchange and we are unable to obtain listing on another reputable national securities exchange, a reduction in some or all of the following may occur, each of which could materially adversely affect our stockholders:

- the liquidity of our securities;

- the market price of our securities;

- our ability to obtain financing;

- the number of institutional and other investors that will consider investing in our securities;

- the number of market makers in our securities;

- the availability of information concerning the trading prices and volume of our securities; and

- the number of broker-dealers willing to execute trades in shares of our securities.

On July 19, 2022, we received a notice from the NYSE that the Company was not in compliance with the NYSE continued listing standard set forth in Section 802.01C of the NYSE Listed Company Manual, as the average closing price of the Company's common stock was less than $1.00 per share over a consecutive 30-trading day period. We had six months following receipt of the notification to regain compliance with the minimum share price requirement, and if we failed to regain compliance during this period, our securities could have been delisted.

On September 29, 2022, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company's common stock and a corresponding adjustment to its authorized capital stock. The reverse stock split and corresponding capital stock adjustment became effective as of 11:59 p.m. Eastern Daylight Time on September 29, 2022.

The market price of our common stock and warrants may be highly volatile, which could cause the value of your investment to decline.

The trading price of our common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this "Risk Factors" section, may have a significant impact on the market price of our common stock:

- the occurrence of severe weather conditions and other catastrophes;

- our operating and financial performance, quarterly or annual earnings relative to similar companies;

- publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations, or withdrawal of research coverage by securities analysts;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- announcements by us or our competitors of acquisitions, business plans or commercial relationships;

- any major change in our board of directors or senior management, including the departure of our CEO;

- sales of our common stock by us, our directors, executive officers, principal shareholders, our CEO and/or the investors party to the subscription agreements dated March 3, 2021, or expectations of such sales given the release of shares from applicable lock-ups over time;

- adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

- short sales, hedging and other derivative transactions in our common stock;

- exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

- our creditworthiness, financial condition, performance, and prospects;

- changes in the fair values of our financial instruments (including certain warrants assumed in connection with the Business Combination);

- our dividend policy and whether dividends on our common stock have been, and are likely to be, declared and paid from time to time;

- perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

- regulatory or legal developments;

- changes in general market, economic, and political conditions;

- conditions or trends in our industry, geographies, or customers;

- changes in accounting standards, policies, guidance, interpretations or principles; and

- threatened or actual litigation or government investigations.

In addition, broad market and industry factors, such as recessions, loss of investor confidence or continued interest rate increases may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets, or our competitors. We cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

Some provisions of our Certificate of Incorporation and Bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and they may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Certificate of Incorporation and Bylaws, as well as provisions of the Delaware General Corporation Law ("DGCL"), could make it more difficult for a third-party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

- our board of directors is classified into three classes of directors with staggered three-year terms, and directors are only able to be removed from office for cause;

- nothing in our Certificate of Incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock;

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

- our stockholders are only able to take action at a meeting of stockholders and not by written consent;

- only our chairman of the board of directors, our chief executive officer, our president, or a majority of the board of directors are authorized to call a special meeting of stockholders;

- no provision in our Certificate of Incorporation or Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

- certain amendments to our Certificate of Incorporation require the approval of two-thirds of the then outstanding voting power of our capital stock;

- our Bylaws provide that the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our Bylaws;

- our Certificate of Incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

- certain litigation against us can only be brought in Delaware.

Our Certificate of Incorporation states that we shall not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable state insurance laws and regulations, no person may acquire control of a domestic insurance company until written approval is obtained from the state insurance commissioner on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner's consideration of a number of factors including, among others, the financial strength of the proposed acquirer, the acquirer's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. For example, pursuant to both the Illinois Holding Company Act and the Texas Holding Company Act, a person must either (a) seek regulatory approval from the Director or Commissioner of each state's insurance regulatory authority prior to acquiring direct or indirect "control" of a domestic insurer by filing a "Form A" application, or (b) obtain an exemption from such requirement from the relevant Director or Commissioner if the transaction does not result in the actual change of "control" as defined in the state's Holding Company Act. We cannot predict with certainty whether a state will approve applications for exemptions or the timing of such decisions by the states, or whether regulators may impose conditions on or in connection with these applications that might be considered burdensome in nature. If a state insurance regulatory authority were to deny an application for an exemption, we would be required to seek the prior approval of the regulatory authority of the transaction pursuant to a Form A filing. These requirements may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of our insurance company subsidiary, including through transactions that some or all of the stockholders might consider to be desirable.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL, (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the Certificate of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the Certificate of Incorporation to be inapplicable or unenforceable in such action.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions; or

- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our Bylaws also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these certificate of incorporation and bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

While we maintain directors' and officers' liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our common stock less attractive to investors.

The Jumpstart Our Business Startups Act of 2012 ("JOBS Act") provides that, so long as a company qualifies as an "emerging growth company," it will, among other things:

- be required to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

- be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

- be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); and

- be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act.

We currently intend to take advantage of each of the exemptions described above. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price. We could be an emerging growth company for up to five fiscal years after the closing of RTPZ's initial public offering, or until December 31, 2025. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating.

To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate, and we could face restricted access to capital markets.

We depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance company subsidiaries' ability to transfer funds to us is restricted by law.

We are a holding company that transacts a majority of our business through operating subsidiaries. Our ability to meet our operating and financing cash needs could depend on the surplus and earnings of our subsidiaries, and upon the ability of our insurance subsidiaries to transfer funds to us.

Payments of dividends by our insurance company subsidiaries are restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. The limitations are based on income and surplus determined in accordance with statutory accounting principles, not GAAP. The jurisdictions in which our current insurance company subsidiaries are domiciled impose certain restrictions on the ability of our insurance company subsidiaries to pay dividends to its parent. These restrictions are based, in part, on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid by giving prior notice to regulators. Dividends in larger amounts, or extraordinary dividends, are subject to a thirty-day prior notice period unless the insurance commissioner of the relevant state of domicile approves the dividend during that prior notice period. Under the insurance laws of Illinois and Texas, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of (1) 10% of the insurer's surplus as regards policyholders as of the preceding December 31 and (2) net income for the 12-month period ending the preceding December 31. In addition, dividends may be paid only from earned surplus of the insurance company.

In addition, our insurance company subsidiaries could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. Our insurance company subsidiaries may also face competitive pressures in the future to maintain insurance financial stability or strength ratings. These restrictions and other regulatory requirements would affect the ability of our insurance company subsidiaries to make dividend payments, and we may not receive dividends in the amounts necessary to meet our obligations.

We do not currently expect to pay any cash dividends.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant.

Because we are a holding company and all of our business is conducted through our subsidiaries, dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any of our future debt or preferred equity securities or our subsidiaries. Accordingly, if you purchase shares of our common stock, realization of a gain on your investment will depend on the appreciation of the price of shares of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, and the listing standards of NYSE, may strain our resources, increase our costs, and divert management's attention, and we may be unable to comply with these requirements in a timely or cost-effective manner. In addition, key members of our management team have limited experience managing a public company.

As a public company, we are subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of the NYSE. These requirements place a strain on our management, systems and resources, and we have incurred and will continue to incur significant legal, accounting, insurance, and other expenses that we did not incur as a private company. The Exchange Act requires us to file annual, quarterly, and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The NYSE requires that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, and comply with the Exchange Act and NYSE requirements, significant resources and management oversight is required. This may divert management's attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our common stock.

We expect these reporting and corporate governance rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. The obligations associated with being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors requires significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

At the closing of the Business Combination, we entered into lock-up agreements with (i) the Company Directors and Officers (as defined in the Merger Agreement) (the "Company D&O Lock-Up Agreements"), and (ii) the Major Company Equityholders (as defined in the Merger Agreement) (the "Major Company Equityholders Lock-Up Agreements").

The Company D&O Lock-Up Agreements contain certain restrictions on transfer with respect to shares of our common stock held by our directors and officers immediately following the closing of the Business Combination (other than shares purchased in the public market or pursuant to the subscription agreements, dated as of March 3, 2021, between RTPZ and certain institutional and accredited investors (the "PIPE Investment")) and the shares of our common stock issuable to our directors and officers upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination in respect of equity awards outstanding immediately prior to the closing of the Business Combination (collectively, the "D&O Lock-up Shares"). Such restrictions ceased to apply as to the final tranche of D&O Lock-Up Shares on August 2, 2023.

The Major Company Equityholders Lock-Up Agreements contain certain restrictions on transfer with respect to shares of our common stock held by the Major Company Equityholders immediately following the closing of the Business Combination (the "Major Company Equityholder Lock-Up Shares"). Such restrictions ceased to apply as to the final tranche of the Major Company Equityholder Lock-Up Shares on August 2, 2022.

Sales of formerly restricted shares of our common stock in the public market, or perceptions that they will be sold in the public market following the removal of restrictions on transfer, could cause the trading price of our common stock to decline.

Warrants are exercisable for Hippo Holdings Inc. common stock, which increases the number of shares eligible for future resale in the public market and could result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 360,000 shares of Hippo Holdings Inc. common stock are exercisable in accordance with the terms of the Warrant Agreement, dated as of November 18, 2020, by and between RTPZ and the warrant agent named therein, as amended (the "Warrant Agreement"). Under the terms of the Warrant Agreement, these warrants became exercisable 12 months from the closing of RTPZ's initial public offering, or on November 23, 2021. The exercise price of these warrants is $287.50 per share. To the extent such warrants are exercised, additional shares of Hippo Holdings Inc. common stock will be issued, which will result in dilution to the holders of Hippo Holdings Inc. common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Hippo Holdings Inc. common stock. However, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

We may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants not held by the Sponsor or its permitted transferees for cash at any time prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Hippo Holdings Inc. common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the "Reference Value") equals or exceeds $450.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force the warrant holder to: (i) exercise warrants and pay the exercise price at a time when it may be disadvantageous to do so; (ii) sell warrants at the then-current market price when the holder might otherwise wish to hold the warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of the warrants. The Sponsor has agreed, in addition to the existing exercise provisions in the Warrant Agreement, to exercise certain warrants if (a) Hippo Holdings Inc. elects to redeem the warrants not held by the Sponsor or its permitted transferees, (b) the

Reference Value exceeds $625.00 per share, and (c) there is an effective registration statement covering the issuance of shares of Hippo Holdings Inc. common stock issuable upon exercise of the warrants held by the Sponsor or its permitted transferees, and a current prospectus relating thereto, available at the time of such exercise.

In addition, we have the ability to redeem the outstanding warrants (including the warrants held by the Sponsor or its permitted transferees if the Reference Value is less than $450.00 per share) for shares of Hippo Holdings Inc. common stock at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $250.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of shares of Hippo Holdings Inc. common stock determined based on the redemption date and the fair market value of our Hippo Holdings Inc. common stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of shares received is capped at 0.361 shares of Hippo Holdings Inc. common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled "Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ('SPACs')" (the "SEC Statement"). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants. As a result of the SEC Statement, we reevaluated the accounting treatment of our 4.6 million public warrants and 4.4 million private placement warrants and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our consolidated balance sheet are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging ("ASC 815"), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly, based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of our securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is a key component of our overarching risk management strategy. Given the susceptibility of our industry to cyber threats and attacks, we regularly encounter attempted attacks of varying types. Both the financial and personal data in our systems, coupled with the dynamic nature of our products and services, make us a potential target. We operate internationally with employees, contractors, vendors, developers, partners, and third parties, which complicates our risk exposures.

Our information security program encompasses policies and controls aimed at mitigating cybersecurity risks. However, we acknowledge the presence of both known and unknown risks, alongside vulnerabilities within our security program. Continuous improvement efforts are integral to enhancing our information security program and overall risk management endeavors.

We employ a risk management framework aligned with relevant laws, regulations, and industry standards to manage cybersecurity risks across our products and services, infrastructure, and organization. Our internal risk assessment processes incorporate various factors, including tracking threat intelligence and identified first- and third-party vulnerabilities, evaluating evolving regulatory requirements, and analyzing internally observed cybersecurity threats and incidents. We regularly conduct an internal risk assessment to evaluate the effectiveness of the security of our systems and of our processes, identify areas for remediation, and explore opportunities for enhancement, such as cloud and endpoint security enhancements, application programming interface (API) security, and contractor access management. We utilize third-party security experts and consultants on an annual basis to assess and improve our cybersecurity risk management tools and processes and to benchmark against industry standards.

Additionally, we maintain a privacy risk management program to evaluate risks associated with the collection, usage, sharing, and storage of customer data. An independent third-party assesses our privacy risk management program, to evaluate efficacy and to benchmark against industry standards.

On an annual basis we obtain an independent assessment and evaluation of the operation of our cybersecurity and privacy programs, as well as the supporting control frameworks. The findings of these independent assessments facilitate our risk-based decision-making, prioritization of cybersecurity countermeasures, and risk mitigation strategies. Our risk mitigation strategies encompass an array of technical and operational measures, complemented by annual cybersecurity and privacy training for all employees.

Additionally, we have specific policies and practices governing third-party security risks, including our third-party risk management (TPRM) program. Under this program, we gather information from relevant third parties to assess potential risks associated with their security controls.

Cybersecurity Governance

Our board of directors oversees our strategic and business risk management, with cybersecurity risk management oversight delegated to the Audit, Risk, and Compliance Committee (the "Committee"). The Committee also oversees risks related to privacy and data use and monitors our compliance with our privacy program. Management is responsible for the ongoing identification, assessment, and management of material cybersecurity risks, along with the implementation of processes for monitoring potential cybersecurity risk exposures, deploying appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to the Committee and to the board of directors.

Tal Hornstein, our Chief Information Security Officer (CISO), leads our cybersecurity program and oversees teams supporting security functions across the company. Mr. Hornstein holds a CISSP certification from ISC2 and has over 20 years of experience in multiple cybersecurity and technology-related roles. He joined Hippo in late 2021 and has been instrumental in designing and executing our entire cybersecurity stack.

Our cybersecurity team monitors prevention, detection, mitigation, and remediation of cybersecurity incidents through technical and operational measures, regularly reporting to the CISO. As a key member of the senior management team, the CISO provides updates to the Committee on the company's cybersecurity program, including risks, incidents, and mitigation strategies.

Impact of cybersecurity risks on business strategy, results of operations or financial condition

As of the date of this Annual Report, we have not identified any cybersecurity threats materially affecting, or reasonably likely to materially affect, our business strategy, results of operations, or financial situation. However, despite our efforts, we recognize the impossibility of eliminating all cybersecurity risks or guaranteeing the absence of undetected cybersecurity incidents. For additional information about these risks, refer to Part I, Item 1A, "Risk Factors," in this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Palo Alto, California. We own and occupy an office building in Austin, Texas and also lease facilities under operating leases with various expiration dates in Austin, Texas, Palo

Alto, California, Oakland, California; Dallas, Texas; Bedminster, New Jersey; Tel Aviv, Israel; and Warsaw, Poland. We believe that our facilities are adequate to meet our current needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company may become involved in litigation or other legal proceedings. The Company is routinely named in litigation involving claims from policyholders. Legal proceedings relating to claims are reserved in the normal course of business. The Company does not believe it is a party to any pending litigation or other legal proceedings that is likely to have a material adverse effect on the Company's business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

On November 19, 2021, Hippo and Assaf Wand, the Company's co-founder, were named in a civil action in San Francisco Superior Court brought by Eyal Navon. Mr. Navon alleged six causes of action against Mr. Wand for breach of fiduciary duty, breach of contract, promissory estoppel, fraud, negligent misrepresentation, and constructive fraud surrounding a loan and call option entered into between Innovius Capital Canopus I, L.P. ("Innovius") and Mr. Navon, as well as alleged promises made by Mr. Wand to Mr. Navon while Mr. Navon was an employee of Hippo. Innovius was an investor in the Company prior to its transaction with Mr. Navon. Mr. Navon alleges a fraud claim against Hippo and also alleges a claim for declaratory judgment, requesting that the Court declare that Mr. Navon properly revoked the call option he entered into with Innovius.

On May 2, 2022, Mr. Navon amended his complaint, naming Hippo in his breach of contract, promissory estoppel, negligent misrepresentation, and constructive fraud causes of action (in addition to re-pleading the declaratory relief and fraud causes of action). On February 28, 2023, Mr. Navon filed a Third Amended Complaint alleging 18 claims for relief. In addition to the original allegations, the Third Amended Complaint alleges fraud, insider-trading, and aiding-and-abetting claims based on the theory that Hippo and Mr. Wand provided Innovius and its principal, Justin Moore, with material nonpublic information about Hippo's business, as well as conversion claims against Hippo related to the transfer of his shares to Innovius after Innovius exercised the call option.

All claims asserted are based on alleged conduct that occurred prior to Hippo becoming a publicly traded company. Hippo engaged counsel to defend both Hippo and Mr. Wand, and Hippo and Mr. Wand have denied all claims. As a result of the allegations in the Third Amended Complaint, Hippo moved to have the court designate the case as complex. The court granted this motion, took the previously scheduled trial date off the calendar, and trial is now expected to take place in September 2024.

On February 2, 2024, Mr. Navon filed a Fourth Amended Complaint alleging 19 claims for relief. In addition to the previous allegations, the Fourth Amended Complaint alleges securities fraud by affirmative false statements and aiding-and-abetting claims against Hippo, Mr. Wand, Innovius, and Mr. Moore on the theory that Mr. Wand purposely misled Mr. Navon into selling his Hippo shares, and that all defendants were aware of Mr. Wand's plan to mislead Mr. Navon in an effort to convince him to sell his Hippo shares. On February 16, 2024, Innovius filed eight cross claims against Hippo and Mr. Wand, claiming breach of contract, promissory fraud and aiding and abetting fraud, and Hippo filed three cross claims against Mr. Navon including fraud, fraudulent inducement, negligent misrepresentation, and breach of contract.

The parties are engaged in fact discovery, and Hippo intends to move for summary judgment against the claims alleged in the Fourth Amended Complaint.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock and warrants to purchase common stock trade on the New York Stock Exchange under the symbols "HIPO" and "HIPO WS," respectively.

Holders

As of February 21, 2024, there were approximately 56 holders of record of the Company's common stock.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities in fiscal year 2023.

Issuer Purchases of Equity Securities

In March 2023, the Company's Board of Directors authorized the repurchase of up to $50.0 million of its common stock. The share repurchase program, which does not have a specific expiration date, authorizes repurchases in the open market or in private transactions. There were no share repurchases in the three months ended December 31, 2023. As of December 31, 2023, the Company had $48.2 million remaining under the share repurchase authorization.

Performance Graph

The performance graph has been omitted as permitted under rules applicable to smaller reporting companies.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this "Hippo Management's Discussion and Analysis of Financial Condition and Results of Operations" to "we," "our," "Hippo" and "the Company" refer to the business and operations of Hippo Holdings Inc. and its consolidated subsidiaries. This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022.

Overview

Hippo is an insurance holding company with subsidiaries that provide property and casualty insurance products to both individuals and business customers. We conduct our operations through three reportable segments: Services, Insurance-as-a-Service, and Hippo Home Insurance Program. We offer our services primarily in the United States.

In the third quarter of 2023 we began taking several actions to lower the volatility of our Hippo Homeowners Insurance Program portfolio in light of the significant catastrophe losses we experienced in the second quarter, including raising rates on a portion of our renewal business, increasing deductibles for wind and hail perils, selectively non-renewing policies in certain regions, and instituting a nationwide pause on underwriting new premiums for our HO3 business as we examine our risk appetite. We also launched an expense reduction initiative across the Company, including a reduction in staff which we announced in October 2023.

Further information on our business and reportable segments is presented in Part I, Item 1, "Business" and in Note 22 of the Notes to the Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data."

Reinsurance

We utilize reinsurance primarily to support the growth of our new and renewal insurance business, to reduce the volatility of our earnings, and to optimize our capital management.

As an MGA, we underwrite homeowners insurance policies on behalf of our insurance company subsidiaries (Spinnaker and Spinnaker Specialty Insurance Company ("SSIC") and other non-affiliated third-party insurance carriers. These carriers purchase reinsurance from a variety of sources and in a variety of structures. In the basic form of this arrangement, fronting insurance carriers will typically cede a significant portion of the total insurance premium they earn from customers, in return for a proportional amount of reinsurance protection. This is known as "ceding" premium and losses through a "quota share" reinsurance treaty.

The fronting carrier and the MGA are paid a percentage of the ceded premium as compensation for sales and marketing, underwriting, insurance, support, claims administration, and other related services (in totality, known as a ceding commission). As additional protection against natural catastrophes or other large loss events, the fronting carrier frequently purchases additional, non-proportional reinsurance.

Without reinsurance protection, the insurer would shoulder all of the insurance risk itself and would need incremental capital to satisfy regulators and rating agencies. Reinsurance allows a carrier to write more business while reducing its balance sheet exposure and volatility of earnings.

Proportional Reinsurance Treaties — Hippo Home Insurance Program

For our primary homeowners reinsurance treaty commencing in 2023, we secured proportional reinsurance from a diverse panel of third-party reinsurers. All reinsurers are either rated "A-" Excellent or better by AM Best, or the reinsurance is appropriately collateralized. In 2023, we retained approximately 40% of the premium through our insurance company subsidiaries or our captive reinsurance company, RHS, before purchasing catastrophe protection. Additionally, the reinsurance contracts are subject to contingent commission adjustments and loss participation features, which align our interests with those of our reinsurers. Loss participation features may increase the amount of losses retained by our insurance company subsidiaries in excess of our pro rata participation.

For business produced through our builder channel, we purchased proportional reinsurance from three third-party reinsurers. All reinsurers are rated "A-" Excellent or better by AM Best, or the reinsurance is appropriately collateralized. In 2023, we are retaining approximately 58% of the premium produced through our insurance company subsidiaries or RHS, before purchasing catastrophe protection. The reinsurance contracts are subject to contingent commission adjustments and limited loss participation features, which align our interests with those of the reinsurers.

For our primary homeowners reinsurance treaty commencing in 2022, we secured quota share reinsurance from a diverse panel of third-party reinsurers. All reinsurers are either rated "A-" Excellent or better by AM Best, or the reinsurance is collateralized. In 2022, we retained approximately 10% of the premium through our insurance company subsidiaries, including our captive reinsurance company, RHS. Additionally, the reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss ratio caps and loss corridors, which align our interests with those of our reinsurers. Similar to the prior year, we saw increased use of loss participation features in the 2022 reinsurance agreements, which increased the amount of losses retained by our insurance company subsidiaries in excess of our pro rata participation in both the 2022 and 2023 fiscal periods.

For our primary homeowners reinsurance treaty that commenced in 2021, we secured proportional reinsurance from a diverse panel of third-party reinsurers with AM Best ratings of "A-" Excellent or better. A total of approximately 12% of the premium was retained either by Spinnaker or RHS, which aligns our interests with third-party reinsurers. Two of the reinsurers, representing approximately one-third of the programs, provided three-year agreements.

We also seek to further reduce our risk retention through purchases of non-proportional reinsurance described below.

Non-Proportional Reinsurance — Hippo Home Insurance Program

We also purchased non-proportional excess of loss catastrophe coverage ("XOL") reinsurance which includes traditional reinsurance protection, catastrophe bonds, and industry loss warranty products. Through our insurance company subsidiaries, we are exposed to the risk of natural catastrophe events that could occur on the risks arising from policies underwritten by us or other MGAs. We are also exposed to this risk through our captive reinsurer, which takes on a share of the risk underwritten by our MGA business.

In May 2023, we secured new catastrophe protection through a per occurrence XOL reinsurance agreement with Mountain Re Ltd. ("Mountain Re"), an independent Bermuda company, licensed as a Special Purpose Insurer. The reinsurance agreement meets the requirements to be accounted for as reinsurance in accordance with the guidance for reinsurance contracts. In connection with the reinsurance agreement, Mountain Re issued notes (generally referred to as "catastrophe bonds") to investors, consistent with the amount of coverage provided under the reinsurance agreement. The reinsurance agreement provides us with coverage through June 2026, and pursuant to the agreement, Mountain Re provides XOL reinsurance coverage to us for losses from a variety of perils, including named storms, fire following an earthquake, severe thunderstorms, and winter storms on business produced through the Hippo MGA. Under the terms of the reinsurance agreement, we are obligated to pay annual reinsurance premiums to Mountain Re for the reinsurance coverage. Amounts payable under the reinsurance agreement with respect to any covered event cannot exceed our actual losses from such event.

In June 2023, our captive reinsurance company, RHS, entered into an Industry Loss Warranty (ILW) with a third party under which loss payments are triggered by reference to the level of losses incurred by the insurance industry as whole for pre-defined events, rather than by losses incurred by us. RHS entered into the ILW in order to hedge the risk of us experiencing a catastrophic hurricane loss on business assumed.

Our XOL program provides us protection from catastrophes that could impact a large number of insurance policies. We buy XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1 in 250 year return period when considered with the corporate catastrophe XOL described below under "Other Reinsurance". This reinsurance protects us from all but the most severe catastrophic events.

Other Reinsurance

Spinnaker also purchased reinsurance for programs written by MGAs other than Hippo through our Insurance-as-a-Service business. The reinsurance treaties are a mix of proportional and XOL in which approximately 75% to 100% of the risk is ceded. The reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss caps, and may increase the amount of losses retained by us in excess of our pro-rata participation. Such provisions are recognized in the period based on the experience to date under the agreement.

Spinnaker purchased a corporate catastrophe XOL program that attaches above the reinsurance programs protecting the business written by Hippo as well as the other MGAs. This treaty has a floating retention and attaches at the exhaustion point of the underlying programs' specific reinsurance. The catastrophe bonds described above inures to the benefit of this contract. This program provides us protection from catastrophes that could impact a large number of insurance policies underwritten by us or other MGAs. We buy XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1 in 250 year return period. This reinsurance protects us from all but the most severe catastrophic events.

We also purchased reinsurance from the State Board of Administration in Florida via the Florida Hurricane Catastrophe Fund (the "FHCF") and the Reinsurance to Assist Policyholders (the "RAP") program for residential hurricane losses in the State of Florida. This coverage is provided and required by the State of Florida and protects business written by Hippo as well as other MGAs. We currently purchase reimbursement protection at the maximum level (90%) of mandatory coverage offered by the FHCF.

Fiscal Year 2024 Reinsurance Programs

Proportional Reinsurance — Hippo Home Insurance Program

For our Hippo primary homeowners' reinsurance program commencing in 2024, we elected not to purchase proportional reinsurance. Based on our growing confidence in the profitability and predictability of our underwriting results, we decided to retain more of the exposure and associated premium. Effective January 1, 2024, we also elected to cut off 25% participation on the 2023 proportional reinsurance treaty and retain the remaining exposure and related premiums.

For business produced through our builder channel in 2024, we purchased proportional reinsurance from one third-party reinsurer and expect to retain approximately 85% of the premium and associated risk, before purchasing catastrophe protection. All reinsurance obligations are appropriately collateralized. The reinsurance contracts are subject to contingent commission adjustments and a loss occurrence limit, which aligns our interests with that of the reinsurer.

We also seek to further protect our balance sheet through the purchase of non-proportional reinsurance described below in the section titled "Non-Proportional Reinsurance."

Non-Proportional Reinsurance — Hippo Home Insurance Program

We also purchase non-proportional XOL reinsurance. Through our ownership of our insurance company subsidiaries, we are exposed to the risk of natural catastrophe events that could occur on the risks we are assuming from policies underwritten by us or other MGAs. We are also exposed to this risk through our captive reinsurer, which takes on a share of the risk underwritten by our MGA business.

Our XOL program provides protection to us from catastrophes that could impact a large number of insurance policies. We buy XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1:250 year return period. This reinsurance protects us from all but the most severe catastrophic events.

Key Factors and Trends Affecting our Operating Results

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Our Ability to Attract New Customers

Our long-term growth will depend, in large part, on our continued ability to attract new customers to our platform. For Hippo home insurance policies, we seek to minimize the volatility of our portfolio and are currently in the process of analyzing overall underwriting results for the segment, taking actions as needed. Our short-term focus is on attracting new customers to our licensed insurance agency to purchase non-Hippo policies and to our home care offerings, although over time we expect to strategically return to Hippo underwritten policies as our underwriting actions take hold. We intend to continue to drive new customer growth by highlighting our consumer-focused approach to home protection and insurance across multiple distribution channels, regardless of whether the customer is a Hippo policyholder. In particular, we seek to grow by:

- Promoting our agency for sales of non-Hippo policies, growing our network of partners within existing partner channels, and geographically optimizing our Hippo policyholder base;

- Developing new strategic partnerships with key players involved in the real estate transaction ecosystem; and

- Deepening our relationships with our customers by connecting them to partners offering value-added services that are not specifically insurance products, such as home maintenance, home monitoring, and energy consumption optimization.

Our ability to attract new customers depends on the pricing of our products, the offerings of our competitors, our geographic reach, and the extent and effectiveness of our marketing efforts. Our ability to attract customers also depends on maintaining and strengthening our brand by providing superior customer experiences across all of our offerings through our proactive, tech-enabled strategy.

We face competition from traditional insurers who have more diverse product offerings and longer established operating histories, as well as from new, technology-driven entrants who may pursue more horizontal growth strategies. These competitors may mimic certain aspects of our digital platform and offerings and have more types of insurance products, allowing them to offer customers the ability to "bundle" multiple coverage types together, which may be attractive to many customers.

Although the COVID-19 pandemic and the various responses to it created significant worldwide volatility, uncertainty and economic disruption over the past few years, recently there has been a return to more normal societal interactions, including in the way we operate our business. We cannot predict the future impacts of the COVID-19 pandemic or any new public health events. See Part I, Item 1A. "Risk Factors" for more information.

Our Ability to Retain Customers

Our ability to derive significant lifetime value from our customer relationships depends, in part, on our ability to retain our customers over time. Strong retention allows us to build a recurring revenue base, generating additional premium term over term without material incremental marketing costs. Our customers typically become more valuable to us over time because retention rates have historically increased with the age of customer cohorts and because non-catastrophic loss frequency declines as cohorts mature.

As we expect to broadly retain our customers who are not located in high severe weather exposed regions, over the long-term, we expect our book of business to evolve to be weighted more towards renewals versus new business, as is the case with our more mature competitors. We expect that this would enable us to benefit from the higher premium retention rates and inherently lower frequency of losses that characterize renewed premiums.

Our ability to retain customers will depend on a number of factors, including our customers' satisfaction with our products, the offerings of our competitors, and our ability to continue delivering exceptional customer service and support.

Our Ability to Manage Regulatory Impact, Including on Our Efforts to Manage Our Exposure to Volatility

We are subject to extensive laws, regulations, administrative directives, and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms and deductibles or to impose underwriting standards, impose additional regulations regarding agency and broker compensation, impose fines and penalties for unintended errors or mistakes, impose additional regulations regarding cybersecurity and privacy, and otherwise expand overall regulation of insurance products and the insurance industry. These laws may limit or restrict our ability to reduce our exposures, including to weather related losses.

Our Ability to Expand Fee Income and Premium Through Cross-Sales to Existing Customers

One of our strategies to increase the value we are providing to our customers is to offer incremental services to assist our customers in better maintaining and protecting their homes. As we roll out these services, we expect to be able to generate incremental, non-risk-based service and fee income from our existing customers. We expect these home protection services not only to generate incremental revenue, but also to reduce losses for our customers, and—by implication—our loss ratios. Our success in expanding revenue and reducing losses by offering these services depends on our ability to market these services, our operational ability to deliver value to our customers, and the ability of these services to reduce the probability of loss for an average homeowner.

We are also in the early stages of cross-selling non-homeowner insurance products across our customer base. Cross-sales allow us to generate additional premium per customer, and ultimately higher revenue and fee income, without material incremental marketing spend. Our success in expanding revenue through cross-sales depends on our marketing efforts with new products, offerings of our competitors, additional expansion into new states, and the pricing of our bundled products.

Our Ability to Manage Risk

We leverage data, technology, and geographic diversity to help manage risk. For instance, we obtain dynamic data from various sources and use advanced statistical methods to model that data into our pricing algorithm. Incorporating these external data sources and utilizing the experience gained with our own customer base should lead to better underwriting, reduced loss frequency, and—adjusting for weather related events—lower loss ratios over time. While our current reinsurance framework helps us manage the volatility of earnings, reducing our overall gross loss ratio is critical to our success. Our ability to incorporate new data sources as they become available and to use them to improve our ability to accurately and competitively price risk is central to our growth strategy.

Seasonality of Claims Losses

Seasonal patterns can impact our incurrence of claims losses, as seasonal weather patterns impact the level and amount of claims we receive. These patterns include hurricanes, wildfires, and coastal storms in the fall, cold weather patterns and changing home heating needs in the winter, and tornados and hailstorms in the spring and summer. The mix of geographic exposure and products within our customer base impacts our exposure to these weather patterns, and as we diversify our base of premium such that our exposure more closely resembles the industry exposure, we should see the impact of these events on our business more closely resemble the impact on the broader industry.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP as determined by the Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC"), and pursuant to the regulations of the SEC.

Components of Results of Operations

Revenue

Gross Written Premium

Gross written premium is the amount received or to be received for insurance policies written or assumed by us and our affiliates as a carrier or captive reinsurer, without reduction for policy acquisition costs, reinsurance costs, or other deductions. The volume of our gross written premium in any given period is generally influenced by:

- New business submissions;

- Binding of new business submissions into policies;

- Bound policies going effective;

- Renewals of existing policies; and

- Average size and premium rate of bound policies.

Ceded Written Premium

Ceded written premium is the amount of gross written premium written or assumed by us and our affiliates as a carrier that we cede to reinsurers. We enter into reinsurance contracts to limit our exposure to losses, as well as to provide additional capacity for growth. Ceded written premium is treated as a reduction from gross written premium. The volume of our ceded written premium is impacted by the level of our gross written premium and decisions we make to increase or decrease retention levels.

Net Earned Premium

Net earned premium represents the earned portion of our gross written premium for insurance policies written or assumed by us and less the earned portion of ceded written premium (any portion of our gross written premium that is ceded to third-party reinsurers under our reinsurance agreements). We earn written premiums on a pro-rata basis over the term of the policies.

Commission Income, Net Includes:

a. *MGA Commission:* We operate as an MGA for multiple insurers. We design and underwrite insurance products on behalf of the insurers culminating in the sale of insurance policies. We earn recurring commission and policy fees associated with the policies we sell. We have underwriting authority and responsibility for administering claims (see Claim Processing Fees below) and we work with affiliated and unaffiliated carrier platforms who pay us a commission in exchange for the opportunity to take that risk on their balance sheets. Our performance obligation associated with these contracts is the placement of the policy, which is met on the effective date. Upon issuance of a new policy, we charge policy fees and inspection fees (see Service and Fee Income below), retain our share of commission, and remit the balance to the respective insurers. Subsequent commission adjustments arising from policy changes such as endorsements are recognized in the period when the adjustments occur. Cash received in advance of policy effective dates is recorded on the consolidated balance sheets, representing our portion of commission and premium due to insurers and reinsurers, and hold this cash in trust for the benefit of the insurers and reinsurers as fiduciary liabilities.

    The MGA commission is subject to adjustments, higher or lower (commonly referred to as "commission slide"), depending on the underwriting performance of the policies placed by us. We are required to return a portion of our MGA commission due to commission slide on the policies placed as an MGA if the underwriting performance varies due to higher Hippo programs' loss ratio from provisional performance of the Hippo programs' loss ratio. We also return a portion of our MGA commission if the policies are cancelled before the term of the policy. Accordingly, we reserve for commission slide using estimated Hippo programs' loss ratio performance, or a cancellation reserve as a reduction of revenue for each period presented in our statement of operations and comprehensive loss.

b. *Agency Commission:* We also operate licensed insurance agencies that are engaged solely in the sale of policies, including non-Hippo policies. For these policies, we earn a recurring agency commission from the carriers whose policies we sell, which is recorded in the commission income, net line on our statements of operations and comprehensive loss. Similar to the MGA businesses, the performance obligation from the agency contracts is placement of the insurance policies.

    For both MGA and insurance agency activities, we recognize commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates.

c. *Ceding Commission:* We receive commission based on the premium we cede to third-party reinsurers for the reimbursement for our acquisition and underwriting services. Excess ceding commission over the cost of acquisition is included in the commission income, net line on our statements of operations and comprehensive loss. For the policies that we write on our own carrier as MGA, we recognize this commission as ceding commission on the statement of operations and comprehensive loss. We earn commission on reinsurance premium ceded in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. We record the portion of ceding commission income, which represents reimbursement of successful direct acquisition costs related to the underlying policies, as an offset to the applicable direct acquisition costs.

d. *Carrier Fronting Fees:* Through our Insurance-as-a-Service business, we earn fronting fees from the MGA programs we support. We earn fronting fees in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies. This revenue is included in the commission income, net line on our statements of operations and comprehensive loss.

e. *Claim Processing Fees:* As an MGA, we receive a fee that is calculated as a percent of the premium from the insurers in exchange for providing claims adjudication services. The claims adjudication services are provided over the term of the policy and recognized ratably over the same period. This revenue is included in the commission income, net line on our statements of operations and comprehensive loss.

Service and Fee Income

Service and fee income mainly represents policy fees and other revenue. We directly bill policyholders for policy fees and collect and retain fees per the terms of the contracts between us and our insurers. Similar to the commission revenue, we estimate a cancellation reserve for policy fees using historical information. The performance obligation associated with these fees is satisfied at a point in time upon completion of the underwriting process, which is the policy effective date. Accordingly, we recognize all fees as revenue on the policy effective date.

Net Investment Income

Net investment income represents interest earned from fixed maturity securities, short-term investments and other investments, and the gains or losses from the sale of investments. Our cash and invested assets primarily consist of fixed-maturity securities, and may also include cash and cash equivalents, equity securities, and short-term investments. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of our investment portfolio is mainly a function of our invested equity capital along with premium we receive from our customers less payments on customer claims.

Net investment income also includes an insignificant amount of net realized gains (losses) on investments, which are a function of the difference between the amount received by us on the sale of a security and the security's amortized cost, as well as any allowances for credit losses recognized in earnings, if any.

Expenses

Loss and Loss Adjustment Expenses

Loss and loss adjustment expenses represent the costs incurred for losses net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. The expenses are a function of the size and term of the insurance policies and the loss experience and loss participation features associated with the underlying risks. Loss and LAE are based on actuarial assumptions and management judgements, including losses incurred during the period and changes in estimates from prior periods. Loss and LAE also include employee compensation (including stock-based compensation and benefits) of our claims processing teams, as well as allocated occupancy costs and related overhead based on headcount.

Insurance-Related Expenses

Insurance related expenses primarily consist of amortization of direct acquisition commission costs and premium taxes incurred on the successful acquisition of business written on a direct basis and credit card processing fees not charged to our customers. Insurance related expenses also include employee compensation (including stock-based compensation and benefits) of our underwriting teams, amortization of capitalized internal use software, as well as allocated occupancy costs and related overhead based on headcount. Insurance related expenses are offset by a portion of ceding commission income, which represents reimbursement of successful acquisition costs related to the underlying policies. Additionally, insurance related expenses include the costs of providing bound policies and delivering claims services to our customers. These costs include underwriting technology service costs including software, data services used for performing underwriting, and third-party call center costs in addition to personnel-related costs.

Technology and Development

Technology and development expenses primarily consist of employee compensation (including stock-based compensation and benefits) for our technology staff, which includes technology development, infrastructure support, actuarial, and third-party services. Technology and development also include allocated facility costs and related overhead based on headcount. We expense development costs as incurred, except for costs related to internal use software development projects, which are capitalized and subsequently depreciated over the expected useful life of the developed software.

Sales and Marketing

Sales and marketing expenses primarily consist of sales commission, advertising costs, and marketing expenditures, as well as employee compensation (including stock-based compensation and benefits) for employees engaged in sales, marketing, data analytics, and customer acquisition. Sales and marketing expenses also include allocated facility costs and related overhead based on headcount.

General and Administrative

General and administrative expenses primarily consist of employee compensation (including stock-based compensation and benefits) for our finance, human resources, legal, and general management functions, as well as facilities, insurance, and professional services.

Impairment and Restructuring Charges

Impairment and restructuring charges consist of non-cash impairment charges relating to goodwill. We review goodwill for impairment annually on October 1 and more frequently if events or changes in circumstances indicate that an impairment may exist. If the carrying value of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is calculated and an impairment loss equal to the excess is recorded. It also consists of severance and other personnel costs associated with exit and disposal activities as well as reductions in workforce.

Other (Income) Expense

Other (income) expense primarily consists of certain fair value adjustments and other non-operating income expenses.

Income Taxes

We record income taxes using the asset and liability method. Under this method, we record deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. We measure these differences using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in income in the period that includes the enactment date.

We record a valuation allowance to reduce deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Key Operating and Financial Metrics and Non-GAAP Measures

We regularly review the following key operating and financial metrics in order to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, and make strategic decisions.

The non-GAAP financial measures below have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, Adjusted EBITDA should not be construed as an indicator of our operating performance, liquidity, or cash flows generated by operating, investing, and financing activities, as there may be significant factors or trends that it fails to address. We caution investors that non-GAAP financial information—by its nature—departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

Our management uses non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) review and assess the operating performance of our management team; (iv) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (v) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

| | Years Ended December 31, | |
	2023	2022
	($ in millions)	
Total Generated Premium	$ 1,134.3	$ 811.1
Total Revenue	209.7	119.7
Net Loss attributable to Hippo	(273.1)	(333.4)
Adjusted EBITDA	(200.6)	(206.4)
Gross Loss Ratio	71 %	76 %
Net Loss Ratio	169 %	239 %

Total Generated Premium

We define Total Generated Premium as the aggregate written premium placed across all of our business platforms for the period presented. We measure Total Generated Premium as it reflects the volume of our business irrespective of choices related to how we structure our reinsurance treaties, the amount of risk we retain on our own balance sheet, or the amount of business written in our capacity as an MGA, agency, or as an insurance carrier/reinsurer. We calculate Total Generated Premium as the sum of:

i)   Gross written premium ("GWP")—a GAAP measure defined above; and

ii) Gross placed premium—premium of policies placed with third-party insurance companies, for which we do not retain insurance risk and for which we earn a commission payment, and policy fees charged by us to the policyholders on the effective date of the policy.

Our Total Generated Premium for the year ended December 31, 2023 grew 40% year-over-year to $1,134.3 million from $811.1 million for the year ended December 31, 2022. The growth was driven primarily by growth of non-Hippo written premium supported by our insurance company, Spinnaker, maintaining solid premium retention levels, achieving planned premium rate increases, premium growth in our licensed insurance agencies, and premium growth for policies placed with third-party insurance companies.

The following table presents Total Generated Premium for the years ended December 31, 2023 and 2022 (in millions):

	2023	2022	Change
Gross Written Premium	$ 847.3	$ 629.9	$ 217.4
Gross Placed Premium	287.0	181.2	105.8
Total Generated Premium	$ 1,134.3	$ 811.1	$ 323.2

Adjusted EBITDA

We define adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("adjusted EBITDA"), a Non-GAAP financial measure, as net loss attributable to Hippo excluding interest expense, income tax expense, depreciation, amortization, stock-based compensation, net investment income, restructuring charges, impairment expense, other non-cash fair market value adjustments, contingent consideration for one of our acquisitions, and other transactions, which may include certain legal fees and settlement costs, that we consider to be unique in nature.

For the year ended December 31, 2023, adjusted EBITDA loss was $200.6 million, a decrease of $5.8 million compared to $206.4 million for the year ended December 31, 2022, The decrease was primarily due to a growth in revenue reflecting an increase in premiums earned mainly due to higher premium retention as a result of the 2023 reinsurance treaty compared to 2022, a lower net loss ratio, and a decrease in advertising costs. These improvements in adjusted EBITDA were partially offset by an increase in losses due primarily to an increase in Property Claims Services ("PCS") catastrophic weather and other weather loss experience and insurance related costs due to the overall growth of our total book of business.

The following table provides a reconciliation of net loss attributable to Hippo to adjusted EBITDA for the periods presented (in millions):

| | Years Ended December 31, | |
	2023	2022
Net loss attributable to Hippo	$ (273.1)	$ (333.4)
Adjustments:		
Net investment income	(23.1)	(9.0)
Depreciation and amortization	19.8	15.2
Stock-based compensation	57.5	61.9
Fair value adjustments	(1.5)	(4.0)
Contingent consideration charge	6.0	4.1
Other one-off transactions	7.8	2.2
Income taxes expense	0.5	1.3
Restructuring charges	2.6	1.8
Impairment charges	2.9	53.5
Adjusted EBITDA	$ (200.6)	$ (206.4)

Gross Loss Ratio

Gross Loss Ratio, expressed as a percentage, is the ratio of the Gross Losses and LAE to the Gross Earned Premium (in millions).

| | Years Ended December 31, | |
	2023	2022
Gross Losses and LAE	$ 543.5	$ 409.7
Gross Earned Premium	769.3	541.5
Gross Loss Ratio	71 %	76 %

The following table provides a reconciliation of Gross Loss Ratio by named event PCS and non-PCS events.

| | Years Ended December 31, | |
	2023	2022
PCS losses	20 %	18 %
Non-PCS losses	51 %	58 %
Gross loss ratio	71 %	76 %

For the year ended December 31, 2023, our Gross Loss Ratio was 71% net of a prior year favorable development of 1 percentage point relating to non-PCS events and 2 percentage points relating to PCS events, compared with 76% net of a prior year favorable development of 8 percentage points relating to non-PCS events and 9 percentage points relating to PCS events for the year ended December 31, 2022. Excluding the impact of prior year reserve releases, gross loss ratio was 74% compared to 93% in the prior year. The decrease reflected the benefits of the pricing and underwriting actions we took in calendar years 2022 and 2023. We expect continued improvement as these actions have more time to impact our financial results.

Net Loss Ratio

Net loss ratio expressed as a percentage, is the ratio of the net losses and LAE, to the net earned premium (in millions).

	Years Ended December 31,	
	2023	**2022**
Net Losses and LAE	$ 181.7	$ 101.4
Net Earned Premium	107.5	42.5
Net Loss Ratio	169 %	239 %

For the year ended December 31, 2023, our Net Loss Ratio was 169% net of a prior year favorable development of 2 percentage points relating to PCS events and no favorable development for non-PCS events, compared with 239% net of a prior year favorable development of 14 percentage points relating to non-PCS events and 14 percentage points relating to PCS events for the year ended December 31, 2022. The decrease from prior year was also due to the positive impact of our underwriting and pricing actions on our Non-PCS losses, the increase in our net earned premium as a result of higher premium retention on our 2023 reinsurance treaty, and the growth of our total book of business.

Segment Information

	Year Ended December 31, 2023				
	($ in millions)				
	Services	**Insurance-as-a-Service**	**Hippo Home Insurance Program**	**Intersegment Eliminations**[1]	**Total**
Total Generated Premium	$ 459.7	$ 513.9	$ 360.5	$ (199.8)	$ 1,134.3
Total Revenue	44.3	70.7	102.1	(7.4)	209.7
Adjusted operating income (loss)	(37.6)	18.3	(180.3)	(1.0)	(200.6)

	Year Ended December 31, 2022				
	($ in millions)				
	Services	**Insurance-as-a-Service**	**Hippo Home Insurance Program**	**Intersegment Eliminations**[1]	**Total**
Total Generated Premium	$ 358.0	$ 278.6	$ 366.3	$ (191.8)	$ 811.1
Total Revenue	36.9	37.0	63.9	(18.1)	119.7
Adjusted operating income (loss)	(49.0)	5.4	(162.8)	—	(206.4)

[1]Intersegment eliminations include commissions paid from Hippo Home Insurance Program for policies sold by the Company's Services segment (revenue, cost, and other adjustments in respective business units eliminated as part of consolidation). Intersegment eliminations also include premiums written between the segments.

Segment adjusted operating income (loss) is our primary segment profitability measure, and is calculated as segment revenue less operating expenses that are directly attributable to the segments. Refer to Note 22 of the

accompanying consolidated financial statements for additional information on segments and a reconciliation of Segment adjusted operating income (loss) to net loss attributable to Hippo.

Services

For the year ended December 31, 2023, our Services segment had Total Generated Premium of $459.7 million, an increase of 28% from $358.0 million over the prior year period, while revenue was $44.3 million, an increase of 20% from $36.9 million over the prior year period. The growth was driven primarily by the growth in our builder channel for new and renewal business, as we maintain higher premium retention rates and experienced premium rate increases. The growth was also due to the growth in the total book of business in our aggregator channel. Our adjusted operating loss was $37.6 million, a decrease of 23% compared to a loss of $49.0 million in the prior year period due primarily to the increase in revenue as noted above, as well as a decrease in sales and marketing costs, partially offset by an increase in technology and development costs.

Insurance-as-a-Service

Our Insurance-as-a-Service segment, which through our carrier, Spinnaker, leverages our capital and insurance licenses to provide capacity to third party MGAs, creating diversified income through fees, underwriting profits, and investment income. For the year ended December 31, 2023, our Insurance-as-a-Service segment's Total Generated Premium was $513.9 million, an increase of 84% from $278.6 million over the prior year period, while revenue was $70.7 million, an increase of 91% from $37.0 million over the prior year period. The growth was driven primarily by the performance of both new and existing programs. Adjusted operating income was $18.3 million, an increase of 239% compared to $5.4 million in the prior year period due primarily to the increase in revenue mentioned above, partially offset by an increase in insurance related expenses due to the growth of the book of business.

Hippo Home Insurance Program

For the year ended December 31, 2023, our Hippo Homeowners Insurance Program had Total Generated Premium of $360.5 million, a decrease of 2% from $366.3 million over the prior year period, while revenue was $102.1 million, an increase of 60% from $63.9 million over the prior year period. The increase in revenue was due primarily to higher earned premiums, partially offset by a decrease in commission income, net, reflecting changes in our 2023 reinsurance treaties, resulting in higher premium retention, and achieving planned premium rate increases. There was also an increase in investment income due to an increase in yields. The increase in revenue from earned premiums was partially offset by an increased cost of XOL premiums for our catastrophic coverage, which results in an increase in ceded earned premium and lower net earned premium. We purchased XOL to cover events in excess of per occurrence limits based on the expected growth in exposure during the year. For the years ended December 31, 2023 and 2022, $31.1 million and $25.8 million, respectively, was offset against earned premium for XOL. Adjusted operating loss was $180.3 million, an increase of 11% compared to a loss of $162.8 million in the prior year period. The increase in adjusted operating loss was due primarily to an increase in PCS catastrophic weather and other weather loss experience due primarily to five major wind and hail events in Colorado and Texas during the second quarter of 2023, partially offset by a decrease in other operating expenses and an increase in revenue, as noted above.

Hippo Home Insurance Program Gross Loss Ratio

Hippo Home Insurance Program Gross Loss Ratio ("HPGLR") is a key performance indicator that represents our underwriting operational performance for the entire Total Generated Premium underwritten by Hippo as part of the Hippo Home Insurance Program. This ratio includes losses and premiums written and placed on Spinnaker (our carrier) as well as other carriers for Hippo policies (policies underwritten by the Hippo MGA). For the periods presented, changes in this ratio also impact our ceding commission revenue and loss participation features in our reinsurance treaties, which is included in loss and loss adjustment expense on our consolidated statements of operations and comprehensive loss. This ratio is also used by our reinsurers and other carriers to make business decisions relating to the capacity of reinsurance and amount of ceding commission that would be available to Hippo. The lower the ratio, the better the economics for Hippo.

	Years Ended December 31,	
	2023	**2022**
Non-PCS	62 %	62 %
PCS	39 %	21 %
HPGLR	101 %	83 %

For the year ended December 31, 2023, HPGLR was 101% compared to 83% in the prior year. Excluding the impact of prior year reserve releases, HPGLR was 103% compared to 107% in the prior year.

Excluding the impact of prior year reserve releases, the PCS component of HPGLR for the year ended December 31, 2023 was 41% compared to 34% in the prior year. The increase reflected PCS catastrophic weather and other weather loss experience due primarily to five major wind and hail events in Colorado and Texas during the second quarter of 2023.

Excluding the impact of prior year reserve releases, the Non-PCS component of HPGLR for the year ended December 31, 2023 was 63% compared to 73% in the prior year. The decrease reflected the benefits of the pricing and underwriting actions we took in calendar years 2022 and 2023. We expect continued improvement as these actions have more time to impact our financial results.

Results of Operations

The following table sets forth our consolidated results of operations data for the periods indicated (dollars in millions):

	Year Ended December 31,			
	2023	2022	Change	% Change
Revenue:				
Net earned premium	$ 107.5	$ 42.5	$ 65.0	153 %
Commission income, net	63.4	54.3	9.1	17 %
Service and fee income	15.7	13.9	1.8	13 %
Net investment income	23.1	9.0	14.1	157 %
Total revenue	209.7	119.7	90.0	75 %
Expenses:				
Losses and loss adjustment expenses	181.7	101.4	80.3	79 %
Insurance related expenses	79.1	59.9	19.2	32 %
Technology and development	47.0	57.5	(10.5)	(18)%
Sales and marketing	80.1	101.8	(21.7)	(21)%
General and administrative	79.6	71.5	8.1	11 %
Impairment and restructuring charges	5.5	55.3	(49.8)	(90)%
Other income, net	(0.8)	(2.5)	1.7	(68)%
Total expenses	472.2	444.9	27.3	6 %
Loss before income taxes	(262.5)	(325.2)	62.7	(19)%
Income taxes expense	0.5	1.3	(0.8)	(62)%
Net loss	(263.0)	(326.5)	63.5	(19)%
Net income attributable to noncontrolling interests, net of tax	10.1	6.9	3.2	46 %
Net loss attributable to Hippo	$ (273.1)	$ (333.4)	$ 60.3	(18)%
Other comprehensive income (loss):				
Change in net unrealized gain on available-for-sale securities, net of tax	4.1	(6.3)	10.4	(165)%
Comprehensive loss attributable to Hippo	$ (269.0)	$ (339.7)	$ 70.7	(21)%

Comparison of the Year Ended December 31, 2023 and 2022

Net Earned Premium

For the year ended December 31, 2023, net earned premium was $107.5 million, an increase of $65.0 million compared to $42.5 million for the year ended December 31, 2022. The increase was due primarily to increases in gross earned premium due to year-over-year growth of our total book of business and higher retention of earned premium due to our 2023 reinsurance treaties, partially offset by an increased cost of XOL premiums for our catastrophic coverage which results in an increase in ceded earned premium and lower net earned premium. We purchased XOL to cover events in excess of per occurrence limits based on the expected growth in exposure during the year. For the years ended December 31, 2023 and 2022, $53.9 million and $23.1 million, respectively, was offset against earned premium for XOL.

The following table presents gross written premium, ceded written premium, net written premium, change in unearned premium, and net earned premium for the years ended December 31, 2023 and 2022 (in millions).

	Year Ended December 31,		
	2023	2022	Change
Gross written premium	847.3 $	629.9 $	217.4
Ceded written premium	(687.7)	(580.3)	(107.4)
Net written premium	159.6	49.6	110.0
Change in unearned premium	(52.1)	(7.1)	(45.0)
Net earned premium	$ 107.5	$ 42.5	$ 65.0

Commission Income, Net

For the year ended December 31, 2023, commission income was $63.4 million, an increase of $9.1 million, or 17%, compared to $54.3 million for the year ended December 31, 2022. The increase was due primarily to an increase in carrier fronting fees of $8.5 million and agency commissions of $7.2 million, both of which grew due to the year-over-year growth of our total book of business. This was partially offset by a decrease in ceding commission of $7.1 million due to an increase in our premium retention, which decreases ceding commission, compared to the prior year.

Service and Fee Income

For the year ended December 31, 2023, service and fee income was $15.7 million, an increase of $1.8 million, or 13%, compared to $13.9 million for the year ended December 31, 2022. The increase was due primarily to an increase in revenue fee sharing arrangements and non-inspection policy fees.

Net Investment Income

For the year ended December 31, 2023, net investment income was $23.1 million, an increase of $14.1 million, or 157%, compared to $9.0 million for the year ended December 31, 2022. The increase was due primarily to an increase in yields and diversification. We are mainly invested in money market accounts, securities issued by the U.S. government and agencies, high-grade corporate securities, residential and commercial mortgage-backed securities, and other governmental related securities.

Losses and Loss Adjustment Expenses

For the year ended December 31, 2023, loss and loss adjustment expenses were $181.7 million, an increase of $80.3 million, or 79%, compared to $101.4 million for the year ended December 31, 2022. The increase was due primarily to an increase in our total book of business and higher premium retention rates, as well as an increase in PCS catastrophic weather, other weather loss experience, and our loss participation features. For the year ended December 31, 2023, we recorded a net reserve release of $2.0 million related to prior accident years, compared with $11.8 million for the year ended December 31, 2022.

Insurance-Related Expenses

For the year ended December 31, 2023, insurance-related expenses were $79.1 million, an increase of $19.2 million, or 32%, compared to $59.9 million for the year ended December 31, 2022. The increase was due primarily to an increase in amortization of deferred direct acquisition costs of $14.5 million due to the growth of our business and an increase in amortization expense attributable to capitalized internal use software of $4.1 million.

The primary components of insurance related expenses are listed below (in millions):

	Year Ended December 31,	
	2023	2022
Amortization of deferred direct acquisition costs, net	$ 32.3	$ 17.8
Employee-related costs	12.5	12.5
Underwriting costs	6.6	7.8
Amortization of capitalized internal use software	13.1	9.0
Other	14.6	12.8
Total	$ 79.1	$ 59.9

Direct acquisition costs were $88.5 million for the year ended December 31, 2023, of which $56.2 million were offset by ceding commission income.

Direct acquisition costs were $56.5 million for the year ended December 31, 2022, of which $38.7 million were offset by ceding commission income.

Technology and Development Expenses

For the year ended December 31, 2023, technology and development expenses were $47.0 million, a decrease of $10.5 million, or 18%, compared to $57.5 million for the year ended December 31, 2022. The decrease was due primarily to a decrease in stock-based compensation of $6.7 million, driven by performance RSUs related to an acquisition fully vesting in the prior year. The decrease was also due to a decrease in consultants' costs of $2.1 million.

Sales and Marketing Expenses

For the year ended December 31, 2023, sales and marketing expenses were $80.1 million, a decrease of $21.7 million, or 21%, compared to $101.8 million for the year ended December 31, 2022. The decrease was due primarily to a decrease in advertising costs of $16.6 million, a decrease in consultants' costs of $2.8 million, and a decrease in employee related expenses of $2.5 million driven by a reduction in headcount compared to the prior year.

General and Administrative Expenses

For the year ended December 31, 2023, general and administrative expenses were $79.6 million, an increase of $8.1 million, or 11%, compared to $71.5 million for the year ended December 31, 2022. The increase was due primarily to an increase in stock-based compensation of $4.8 million, partially driven by charges related to the repricing of options during the first quarter of 2023. There was also an increase in legal costs of $2.8 million.

Impairment and Restructuring Charges

For the year ended December 31, 2023, impairment and restructuring charges were $5.5 million, a decrease of $49.8 million, or 90%, compared to $55.3 million for the year ended December 31, 2022. The charges for the year ended December 31, 2023 consisted of $2.6 million of severance and other personnel costs associated with the reduction in workforce and $2.9 million related to the impairment of a lease right-of-use asset due to abandonment of leased office space. The charges for the year ended December 31, 2022 consisted of $53.5 million related to the impairment of goodwill and $1.8 million related to severance and other personnel costs associated with a reduction in workforce. During the year ended December 31, 2022, management identified quantitative and qualitative factors that collectively indicated we had a triggering event, mainly due to the sustained decrease in stock price and continued deterioration of general macroeconomic conditions. Based on these events, we concluded that a triggering event occurred and performed an interim quantitative impairment test as of December 31, 2022. Based upon the results of the impairment test, we recognized the goodwill impairment charge to write off the remaining goodwill balance.

Other (Income) Expense

For the year ended December 31, 2023, other income was $0.8 million, a decrease of $1.7 million compared to $2.5 million for the year ended December 31, 2022. The decrease in other income was due primarily to changes in the fair market value on the outstanding public and private placement warrants of $3.8 million, partially offset by a step-up gain of $1.3 million related to our previously held equity method investments acquired during the year and a decrease in other expenses of $0.8 million.

Income Taxes

For the year ended December 31, 2023, income tax expense was $0.5 million, a decrease of $0.8 million, compared to $1.3 million for the year ended December 31, 2022. The decrease was due primarily to recognizing a deferred tax benefit related to foreign income taxes in the current year.

Liquidity and Capital Resources

Sources of Liquidity

Our existing sources of liquidity include cash and cash equivalents and marketable securities. As of December 31, 2023, we had $195.1 million of cash and restricted cash and $348.8 million of available-for-sale fixed income securities and short-term investments.

In addition, we are a member of the Federal Home Loan Bank (FHLB) of New York, which provides secured borrowing capacity. Our borrowing capacity as of December 31, 2023, is $17.4 million, and there were no outstanding amounts under this agreement.

To date, we have funded operations primarily with issuances of convertible preferred stock, convertible promissory notes, and from net proceeds from a private placement transaction in connection with the Business Combination, the Business Combination, and revenue. Until we can generate sufficient revenue and other income to cover operating expenses, working capital and capital expenditures, we expect the funds raised as discussed above to fund our cash needs. Our capital requirements depend on many factors, including the volume of issuances of insurance policies, the timing and extent of spending to support research and development efforts, investments in information technology systems, and the expansion of sales and marketing activities. In the future, we may raise additional funds through the issuance of debt or equity securities or through borrowing. We cannot assure that such funds will be available on favorable terms, or at all.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented (in millions):

	Year Ended December 31,					
		2023		**2022**		**Change**
Net cash provided by (used in):						
Operating activities	$	(92.4)	$	(161.5)	$	69.1
Investing activities	$	57.6	$	(405.9)	$	463.5
Financing activities	$	(14.6)	$	(6.8)	$	(7.8)

Operating Activities

Cash used in operating activities was $92.4 million for the year ended December 31, 2023, a decrease of $69.1 million from $161.5 million for the year ended December 31, 2022. The decrease in cash used in operations was due primarily to higher premium retention which benefits working capital.

Investing Activities

Cash provided by investing activities was $57.6 million for the year ended December 31, 2023, due primarily to proceeds from the maturities and sales of investments, partially offset by purchases of investments and the purchase of an office building.

Cash used in investing activities was $405.9 million for the year ended December 31, 2022, due primarily to purchases of investments, partially offset by proceeds from the maturities of investments.

Financing Activities

Cash used in financing activities was $14.6 million for the year ended December 31, 2023, due primarily to distributions to noncontrolling interests, taxes paid related to net share settlement of equity awards, and acquisitions of noncontrolling interests.

Cash used in financing activities was $6.8 million for the year ended December 31, 2022, due primarily to taxes paid related to net share settlement of equity awards and payments of contingent consideration.

Material Cash Requirements

Our material cash requirements from known contractual and other obligations primarily relate to purchase commitments, lease payments, and unpaid loss and loss adjustment expense. There have been no material changes to our contractual obligations from those described in the Annual Report on Form 10-K for the year ended December 31, 2022, other than an increase in Unpaid Loss and Loss Adjustment Expense, and the purchase of office space as noted in Note 8. The estimation of the unpaid losses and loss adjustment expenses is based on various complex and subjective judgments. Actual losses paid may differ, perhaps significantly, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing of payment of our estimated losses is not fixed and there may be significant changes in actual payment activity. The assumptions used in estimating the likely payments due by period are based on our historical claims payment experience and industry payment patterns, but due to the inherent uncertainty in the process of estimating the timing of such payments, there is a risk that the amounts paid can be significantly different from the amounts disclosed.

Critical Accounting Estimates

We prepared our consolidated financial statements in accordance with GAAP, which requires the use of estimates and assumptions. Our consolidated financial statements include amounts that, either by their nature or due to requirements of GAAP, are determined using best estimates and assumptions. Management has discussed and reviewed the development, selection, and disclosure of critical accounting estimates with the Audit Committee of our Board of Directors. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately materially differ from those currently presented.

For further information, see Note 1 — Description of Business and Summary of Significant Accounting Policies in the Notes to the audited consolidated financial statements.

Revenue

For a description of policies with respect to revenue recognition, see "Components of Results of Operations — Revenue" in this section along with Note 1 in the audited consolidated financial statements included elsewhere in our consolidated financial statements.

Loss and Loss Adjustment Expense Reserve

Loss and Loss Adjustment Expense Reserves

Recorded loss and loss adjustment expense reserves represents management's best estimate of the amounts yet to be paid for all loss and loss adjustment expenses that will be paid on claims that occurred during the period and prior, whether those claims are currently known or unknown. We hold a provision for loss and loss adjustment expense reserve as of a given date based on actuarial analysis.

Loss and loss adjustment expense reserves are the amount of ultimate loss and loss adjustment expense less the paid amounts as of the balance sheet date.

Ultimate loss and loss adjustment expense is the sum of the following items:

1. Loss and loss adjustment expense paid through a given evaluation date

2. Case reserves for loss and loss adjustment expense for losses that have been reported but not yet paid as of a given evaluation date

3. IBNR for loss and loss adjustment expense include an estimate for future loss payments on incurred claims not yet reported and for expected development on reported claims

Case reserves are established within the claims adjustment process based on all known circumstances of a claim at the time. In addition, IBNR reserves are established by the Company based on reported loss and loss adjustment expenses and estimates of ultimate loss and loss adjustment expenses based on generally accepted actuarial reserving techniques that consider quantitative loss experience data and qualitative factors as appropriate.

Inherent in the estimates of ultimate loss and loss adjustment expenses are expected trends in claims severity and frequency among other factors that could vary significantly as claims are settled. The Company's loss and loss adjustment expense reserves are continually reviewed, and adjustments, if any, are reflected in current operations in the consolidated statements of operations and comprehensive loss in the period in which they become known. The establishment of new loss and loss adjustment expense reserves or the adjustment of previously recorded loss and loss adjustment expense reserves could result in significant positive or negative changes to our financial condition for any particular period. While the Company believes that it has made a reasonable estimate of loss and loss adjustment expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance expenses, and it is possible that actual loss and loss adjustment expenses will be higher or lower than the loss and loss adjustment reserve amount recorded by the Company.

Information Used in the Determination of the Loss and Loss Adjustment Expense Reserve

In order to estimate the provision for the recorded loss and loss adjustment expense reserves, we use information developed from both internal and independent external sources. This includes internal and external loss and claim count emergence patterns, pricing change information, internal and external loss and exposure trend information, as well as underwriting process changes. In addition, we use commercially available risk analysis models, and overall market share assumptions to estimate our loss and loss adjustment expense reserves related to specific loss events.

Actuarial Methods Used in the Determination of the Loss and Loss Adjustment Expense Reserve

When the applicable information has been obtained, we use several actuarial methods to create estimates of the ultimate incurred losses in connection with the underwritten business. Our actuarial analysis uses inputs from our underwriting and claims departments, including pricing assumptions. The actuarial methods used to estimate loss and loss adjustment expense reserves are reported and/or paid loss and claim count development methods as well as reported and/or paid Bornhuetter-Ferguson methods.

As appropriate, unallocated loss adjustment expenses are estimated using a Paid to Paid Method, whereby, historical paid unallocated loss adjustment expense is compared as a ratio to the paid loss and allocated loss adjustment expense amounts for the same calendar period. Based on this information, selected ratios are applied to the case reserve and estimated IBNR for loss and allocated loss adjustment expenses to estimate the provision for the unpaid unallocated loss adjustment expense.

Based on the methods used for each accident period, estimates of ultimate loss and allocated loss adjustment expenses are selected. The Chief Executive Officer and Chief Financial Officer meet on a quarterly basis to review the recommendations made by the actuarial department, and determine the best estimate to be recorded for the reserve for loss and loss adjustment expense reserves on the balance sheet.

Significant Assumptions Employed in the Recording of the Loss and Loss Adjustment Expense Reserve

The most significant assumptions used in the determination of the recorded reserve for loss and loss adjustment expenses as of December 31, 2023 are historical aggregate claim reporting and payment patterns, which is assumed to be indicative of future loss development and trends. Additionally, claim counts are used for analyses relating to natural disasters, such as hurricanes, earthquakes, wind and hail events, and wildfires as losses from these events are inherently more difficult to estimate due to the potential exposure of the catastrophic events. Other assumptions considered include information developed from internal and independent external sources such as premium, rate and cost trends, litigation and regulatory trends, legislative activity, climate change, and social and economic patterns.

The above assumptions most significantly influence our determination of initial expected loss ratios and expected loss reporting and payment patterns which are the key inputs that impact variability in the estimate of the reserve for loss and loss adjustment expenses. While there can be no assurance that any of the above assumptions as utilized will prove to be correct, we believe that these assumptions represent a realistic and appropriate basis for estimating the reserve for loss and loss adjustment expense reserves.

The following table summarizes gross and net reserves for unpaid loss and LAE as of December 31, (in millions):

	December 31, 2023		December 31, 2022	
	Gross	Net	Gross	Net
Loss and loss adjustment reserves				
IBNR	$ 217.2	$ 72.5	$ 200.6	$ 47.4
Case reserves	105.3	28.6	93.2	17.6
Total reserves	$ 322.5	$ 101.1	$ 293.8	$ 65.0

Sensitivity Analysis

The table below shows the impact on the loss and loss adjustment expense reserve based on reasonably likely changes to our held unpaid amounts after consideration of our proportional and non-proportional reinsurance as of December 31, 2023 (in millions).

	10% increase in ultimate loss and loss adjustment expenses	10% decrease in ultimate loss and loss adjustment expenses
Impact on:		
Loss and loss adjustment expense reserves, net	$ 14.0	$ (13.8)

For additional information refer to Note 11, Reinsurance, of the audited consolidated financial statements.

Reinsurance Recoverable

We also estimated the amount of reinsurance recoverable from reinsurance contracts. Reinsurance assets include reinsurance recoverable on unpaid loss and loss adjustment expense reserves that are estimated as part of our loss reserving process and, consequently, are subject to similar judgments and uncertainties. This estimate requires significant judgment for which key considerations include:

- paid and unpaid amounts recoverable;

- any balances in dispute or subject to legal collection;

- the financial wellbeing of a reinsurer (i.e. insolvent, liquidated, in receivership or otherwise subject to formal or informal regulatory restriction);

- the likelihood of collection of the reinsurance recovery considering factors such as, amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors.

For ceded reinsurance, risk transfer requirements must be met for reinsurance accounting to apply. If risk transfer requirements are not met, the contract is accounted for as a deposit, resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. Similar risk transfer criteria are used to determine whether directly written insurance contracts should be accounted for as insurance or as a deposit.

For additional information refer to Note 12, Geographical Breakdown of Gross Written Premium, to the audited consolidated financial statements.

Recoverability of Our Net Deferred Tax Asset

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion, that it is more likely than not, that all or some portion of the deferred tax asset will be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

We consider a number of factors to reliably estimate future taxable income so we can determine the extent of our ability to realize net operating loss ("NOL"), foreign tax credits, realized capital loss and other carryforwards. These factors include forecasts of future income for each of our businesses and actual and planned business and operational changes, both of which include assumptions about future macroeconomic and company-specific conditions and events. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization.

As of December 31, 2023, we have U.S. federal and state NOL carryforwards of $719.8 million and $326.7 million, respectively. We have $166.2 million of Dual Consolidated Losses in a 953(d) company, RH Solutions Insurance (Cayman) Ltd. The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period so that federal NOLs generated in tax years after December 31, 2017 do not expire. For such amounts generated prior to 2018, the 20-year carryforward periods continue to apply. For additional information refer to Note 17, Income Taxes, to the audited consolidated financial statements.

For additional information refer to Note 17, Income Taxes, to the audited consolidated financial statements.

Recent Accounting Pronouncements

For further information on recently issued accounting pronouncements, see Note 1, Description of Business and Summary of Significant Accounting Policies in the accompanying notes to consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Emerging Growth Company Status

We currently qualify as an "emerging growth company" under the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to non-emerging growth companies or (2) within the same time periods as private companies.

We have elected to adopt new or revised accounting guidance within the same time period as private companies, unless management determines that it is preferable to take advantage of early adoption provisions offered within the applicable guidance. Our utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We are primarily exposed to market risk through our fixed maturities investments. We invest our excess cash primarily in money market accounts, corporate and foreign securities, residential and commercial mortgage-backed securities, and other governmental related securities. Our current investment strategy seeks first to preserve principal, second to provide liquidity for our operating and capital needs, and third to maximize yield without putting principal at risk. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to the fluctuation of prevailing interest rates that may reduce the yield on our investments or their fair value. Management does not expect our results of operations or cash flows to be materially affected to any degree by a sudden change in market interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HIPPO HOLDINGS INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Schedules are omitted for the reason that they are not required, are not applicable, or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hippo Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Hippo Holdings Inc. (the "Company") as of December 31, 2023, the related consolidated statement of operations and comprehensive loss, stockholders' equity, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California

March 6, 2024

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hippo Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hippo Holdings Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019

San Francisco, California

March 2, 2023,

except for Note 22, as to which the date is

March 6, 2024

HIPPO HOLDINGS INC.

Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2023	December 31, 2022
Assets		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $164.6 million and $127.3 million, respectively)	$ 161.7	$ 121.1
Short-term investments	187.1	324.8
Total investments	348.8	445.9
Cash and cash equivalents	142.1	194.5
Restricted cash	53.0	50.0
Accounts receivable, net of allowance of $0.5 million and $0.3 million, respectively	145.2	107.2
Reinsurance recoverable on paid and unpaid losses and LAE	281.3	286.3
Prepaid reinsurance premiums	335.6	309.9
Ceding commissions receivable	73.8	45.8
Capitalized internal use software	48.4	38.8
Intangible assets	27.3	26.9
Other assets	69.2	63.6
Total assets	$ 1,524.7	$ 1,568.9
Liabilities and stockholders' equity		
Liabilities:		
Loss and loss adjustment expense reserve	$ 322.5	$ 293.8
Unearned premiums	419.2	341.3
Reinsurance premiums payable	260.1	207.1
Provision for commission	24.7	5.0
Accrued expenses and other liabilities	113.5	128.2
Total liabilities	1,140.0	975.4
Commitments and contingencies (Note 14)		
Stockholders' equity		
Common stock, $0.0001 par value per share; 80,000,000 and 80,000,000 shares authorized as of December 31, 2023 and December 31, 2022, respectively; 24,148,308 and 23,201,434 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	1,615.2	1,558.0
Accumulated other comprehensive loss	(2.9)	(7.0)
Accumulated deficit	(1,234.4)	(961.1)
Total Hippo stockholders' equity	377.9	589.9
Noncontrolling interest	6.8	3.6
Total stockholders' equity	384.7	593.5
Total liabilities and stockholders' equity	$ 1,524.7	$ 1,568.9

See Notes to the Consolidated Financial Statements

HIPPO HOLDINGS INC.
Consolidated Statements of Operations and Comprehensive Loss
(In millions, except share and per share data)

		Year Ended December 31,		
		2023		2022
Revenue:				
Net earned premium	$	107.5	$	42.5
Commission income, net		63.4		54.3
Service and fee income		15.7		13.9
Net investment income		23.1		9.0
Total revenue		209.7		119.7
Expenses:				
Losses and loss adjustment expenses		181.7		101.4
Insurance related expenses		79.1		59.9
Technology and development		47.0		57.5
Sales and marketing		80.1		101.8
General and administrative		79.6		71.5
Impairment and restructuring charges		5.5		55.3
Other income, net		(0.8)		(2.5)
Total expenses		472.2		444.9
Loss before income taxes		(262.5)		(325.2)
Income taxes expense		0.5		1.3
Net loss	$	(263.0)	$	(326.5)
Net income attributable to noncontrolling interests, net of tax		10.1		6.9
Net loss attributable to Hippo	$	(273.1)	$	(333.4)
Other comprehensive income (loss):				
Change in net unrealized gain (loss) on investments, net of tax		4.1		(6.3)
Comprehensive loss attributable to Hippo	$	(269.0)	$	(339.7)
Per share data:				
Net loss attributable to Hippo – basic and diluted	$	(273.1)	$	(333.4)
Weighted-average shares used in computing net loss per share attributable to Hippo - basic and diluted		23,578,922		22,747,101
Net loss per share attributable to Hippo - basic and diluted	$	(11.58)	$	(14.66)

HIPPO HOLDINGS INC.
Consolidated Statements Stockholders' Equity
(In millions, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Hippo Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount						
Balance at January 1, 2022	22,601,245	—	$ 1,488.3	$ (0.7)	$ (628.0)	$ 859.6	$ 2.1	$ 861.7
Net Loss	—	—	—	—	(333.4)	(333.4)	6.9	(326.5)
Other comprehensive loss	—	—	—	(6.3)	—	(6.3)	—	(6.3)
Issuance of common stock from stock plans and contingently issuable shares	558,314	—	4.9	—	—	4.9	—	4.9
Issuance of common stock for earnout from acquisition	45,474	—	—	—	—	—	—	—
Repurchases of common stock	(3,599)	—	—	—	—	—	—	—
Shares withheld related to net share settlement	—	—	(3.9)	—	—	(3.9)	—	(3.9)
Stock-based compensation expense	—	—	68.7	—	—	68.7	—	68.7
Other	—	—	—	—	0.3	0.3	(5.4)	(5.1)
Balance at December 31, 2022	23,201,434	$ —	$ 1,558.0	$ (7.0)	$ (961.1)	$ 589.9	$ 3.6	$ 593.5
Net Loss	—	—	—	—	(273.1)	(273.1)	10.1	(263.0)
Other comprehensive income	—	—	—	4.1	—	4.1	—	4.1
Issuance of common stock from stock plans and contingently issuable shares	1,047,668	—	3.3	—	—	3.3	—	3.3
Repurchases of common stock	(100,794)	—	(1.8)	—	—	(1.8)	—	(1.8)
Shares withheld related to net share settlement	—	—	(4.7)	—	—	(4.7)	—	(4.7)
Stock-based compensation expense	—	—	63.1	—	—	63.1	—	63.1
Acquisitions of noncontrolling interests	—	—	(2.7)	—	—	(2.7)	(0.5)	(3.2)
Other	—	—	—	—	(0.2)	(0.2)	(6.4)	(6.6)
Balance at December 31, 2023	24,148,308	$ —	$ 1,615.2	$ (2.9)	$ (1,234.4)	$ 377.9	$ 6.8	$ 384.7

See Notes to the Consolidated Financial Statements

HIPPO HOLDINGS INC.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	$ (263.0)	$ (326.5)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	19.8	15.2
Stock–based compensation expense	57.5	61.9
Other changes in fair value	(1.5)	(4.0)
Change in fair value of contingent consideration liability	6.0	4.1
Impairment charges	2.9	53.5
Other non-cash items	(7.4)	(3.0)
Changes in assets and liabilities:		
Accounts receivable, net	(38.0)	(50.9)
Reinsurance recoverable on paid and unpaid losses and LAE	5.0	(19.4)
Ceding commissions receivable	(28.0)	(4.2)
Prepaid reinsurance premiums	(25.7)	(78.3)
Other assets	6.2	8.9
Provision for commission	19.7	(7.3)
Accrued expenses and other liabilities	(5.5)	19.6
Loss and loss adjustment expense reserves	28.7	33.0
Unearned premiums	77.9	88.2
Reinsurance premiums payable	53.0	47.7
Net cash used in operating activities	(92.4)	(161.5)
Cash flows from investing activities:		
Capitalized internal use software costs	(17.1)	(14.8)
Purchases of property and equipment	(29.6)	(4.9)
Purchases of fixed maturities	(55.3)	(88.8)
Maturities of fixed maturities	15.6	10.2
Sales of fixed maturities	3.2	6.5
Purchases of short-term investments	(354.3)	(704.2)
Maturities of short-term investments	471.6	391.4
Sales of short-term investments	26.7	0.7
Other	(3.2)	(2.0)
Net cash provided by (used in) investing activities	57.6	(405.9)
Cash flows from financing activities:		
Taxes paid related to net share settlement of equity awards	(4.7)	(3.9)
Proceeds from issuance of common stock	2.8	4.1
Share repurchases under program	(1.8)	—
Payments of contingent consideration	(1.3)	(1.7)
Acquisitions of noncontrolling interests	(3.2)	—
Distributions to noncontrolling interests and other	(6.4)	(5.3)
Net cash used in financing activities	(14.6)	(6.8)
Net decrease in cash, cash equivalents, and restricted cash	(49.4)	(574.2)
Cash, cash equivalents, and restricted cash at the beginning of the period	244.5	818.7
Cash, cash equivalents, and restricted cash at the end of the period	$ 195.1	$ 244.5

See Notes to the Consolidated Financial Statements

HIPPO HOLDINGS INC.
Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Hippo Holdings Inc., referred to herein as "Hippo" or the "Company" was originally incorporated under the name Reinvent Technology Partners Z ("RTPZ"), a Cayman Islands exempted company, on October 2, 2020 for the purpose of effecting a merger, capital stock-exchange, asset acquisition, share purchase, reorganization, or similar business combination. On August 2, 2021, RTPZ domesticated as a Delaware corporation and changed its name to "Hippo Holdings Inc." (the "Domestication") and consummated the merger (the "First Merger") of RTPZ Merger Sub Inc. ("Merger Sub"), a Delaware corporation and subsidiary of RTPZ, with and into Hippo Enterprises Inc., a Delaware corporation ("Old Hippo"), with Old Hippo surviving the Merger as a wholly owned subsidiary of the Company immediately following the First Merger, Old Hippo (as the surviving corporation of the First Merger) was merged with and into the Company, with the Company surviving (the "Second Merger" and, together with the First Merger, the "Mergers" or the "Business Combination"). The Business Combination was completed pursuant to the terms of the Agreement and Plan of Merger, dated as of March 3, 2021, by and among RTPZ, Merger Sub and Old Hippo. The Company's headquarters are located in Palo Alto, California.

The Company's subsidiary, Hippo Analytics Inc., is a licensed insurance agency that provides various insurance services, including some or all of the following services for affiliated and non-affiliated insurance carriers: soliciting, marketing, servicing, underwriting, or providing claims processing services for a variety of personal and commercial insurance products. The Company's insurance company subsidiaries, Spinnaker Insurance Company ("Spinnaker"), an Illinois domiciled insurance company, Spinnaker Specialty Insurance Company ("SSIC"), a Texas domiciled authorized surplus lines insurance company, and Mainsail Insurance Company ("MIC"), a Texas domiciled insurance company, underwrite personal and commercial insurance products on a direct basis through licensed insurance agents and surplus lines brokers. The Company also owns RH Solutions Insurance (Cayman) Ltd. ("RHS"), a Cayman domiciled captive insurance company, which assumes insurance risk of policies from affiliated and non-affiliated insurance carriers, a majority of which is for business written through Hippo Analytics Inc. Through Spinnaker or RHS, the Company also retains a portion of the proportional direct insurance risk for programs underwritten by third parties. Hippo Analytics Inc. offers its insurance products through licensed insurance agents, and direct-to-consumer channels. The insurance products offered through Hippo Analytics Inc. primarily include homeowners' insurance policies that protect customers from the risks of fire, wind, and theft. Hippo Analytics Inc. is licensed as an insurance agency in 50 states and the District of Columbia. The Company's other non-insurance subsidiaries offer service contracts, home health check-ups, and home care advice.

Basis of Presentation and Consolidation

The consolidated financial statements and accompanying notes of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries where it has controlling financial interests, and any variable interest entities for which the Company is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

Reverse Stock Split

On September 29, 2022, the Company filed a Certificate of Amendment to its Certificate of Incorporation to effect a one-for-25 reverse stock split of the Company's common stock and a corresponding adjustment to its authorized capital stock (the "Reverse Stock Split"), effective as of 11:59 p.m. Eastern Daylight Time on September 29, 2022 (the "Effective Time"). All share and per share information has been retroactively adjusted to give effect to the Reverse Stock Split for all periods presented, unless otherwise indicated.

As a result of the Reverse Stock Split, every 25 shares of the Company's issued and outstanding common stock were automatically converted into one share of issued and outstanding common stock. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders who otherwise would have been entitled to receive fractional shares of common stock were entitled to receive cash in an amount equal to the product obtained by multiplying (a) the closing price per share of the common stock as reported on the New York Stock Exchange as of the first trading day following the Effective Time, by (b) the fraction of one share owned by the stockholder.

Proportionate adjustments were made to the number of shares issuable upon the exercise or vesting of all stock options, restricted stock, restricted stock units or other stock-based awards or rights (the "Stock-Based Awards") and warrants outstanding at the Effective Time, as well as certain performance goals applicable to certain of Stock-Based Awards, which resulted in a proportional decrease in the number of shares of the Company's common stock reserved for issuance upon exercise or vesting of such Stock-Based Awards and warrants, and, in the case of stock options, purchase rights outstanding under the Company's 2021 Employee Stock Purchase Plan and warrants, a proportional increase in the exercise price of such stock options, purchase rights and warrants. In addition, the number of shares reserved for issuance under the Company's 2021 Incentive Award Plan and 2021 Employee Stock Purchase Plan were proportionately reduced.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, loss and loss adjustment expense ("LAE") reserves, provision for commission slide and cancellations, reinsurance recoverable on paid and unpaid losses and LAE, the fair values of investments, stock-based awards, warrant liabilities, contingent consideration liabilities, acquired intangible assets and goodwill, deferred tax assets, and uncertain tax positions. The Company evaluates these estimates on an ongoing basis. These estimates are informed by experience and other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ significantly from these estimates.

Business Combinations

The Company accounts for acquisitions of entities or asset groups that qualify as businesses using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date, which are measured in accordance with the principles outlined in ASC 820, Fair Value Measurement. The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature. The excess of the total purchase consideration over the fair value of the identified net assets acquired is recognized as goodwill. The results of the acquired businesses are included in the results of operations beginning from the date of acquisition. Acquisition-related costs are expensed as incurred.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the allocation of purchase consideration and to the fair values of assets acquired and liabilities assumed to the extent that additional information becomes available. After this period, any subsequent adjustments are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

Cash, Cash Equivalents, and Restricted Cash

Cash consists of cash on deposit. The Company considers all highly liquid securities readily convertible to cash, that mature within three months or less from the original date of purchase to be cash equivalents. The Company's restricted cash relates to cash restricted to support issued letter of credits and collateral to insurers. The Company's restricted cash also includes fiduciary assets.

Fiduciary Assets and Liabilities

In its capacity as an insurance agent and broker, the Company collects premiums from insureds and, after deducting its commission, remits the premiums to the respective insurers. The Company also processes claims on behalf of insurers and collects claims from insurers on behalf of insureds. Premiums collected from insureds but not yet remitted to insurance companies and claims collected from insurance companies but not yet remitted to insureds are fiduciary assets. Fiduciary assets are recorded within restricted cash in the Company's consolidated balance sheets. Unremitted insurance premiums and claims held in a fiduciary capacity and the obligation to remit these funds is recorded as fiduciary liabilities within accrued expenses and other liabilities in the consolidated balance sheets.

Investments

The Company has categorized its investment portfolio as available-for-sale and has reported the portfolio at fair value, adjusted for allowance for expected credit losses, with unrealized gains and losses, net of tax, reported as an amount in other comprehensive loss. Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Amortization of premium and accretion of discount are computed using the scientific method (constant yield to worst). Realized gains and losses are determined using specific identification method and included in the determination of income. Net investment income includes interest and dividend income, amortization and accretion of investment premiums and discounts, respectively, realized gains and losses on sales of securities, and changes in the allowance for expected credit losses in the fair value of securities, if any.

The Company reviews all securities with unrealized losses on a quarterly basis to assess whether the decline in the securities fair value necessitates the recognition of an allowance for credit losses. Factors considered in the review include the extent to which the fair value has been less than amortized cost, and current market interest rates and whether the unrealized loss is credit-driven or a result of changes in market interest rates. The Company also considers factors specific to the issuer including the general financial condition of the issuer, the issuers industry and future business prospects, any past failure of issuer to make scheduled interest or principal payments, and the payment structure of the investment and the issuers ability to make contractual payments on the investment.

The Company also considers whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost. When assessing whether it intends to sell a fixed-maturity security or if it is likely to be required to sell a fixed-maturity security before recovery of its amortized cost, the Company evaluates facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs, and potential sales of investments to capitalize on favorable pricing.

For fixed-maturity securities where a decline in fair value is below the amortized cost basis and the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, a credit-loss charge is recognized in net income based on the fair value of the security at the time of assessment. For fixed-maturity securities that the Company has the intent and ability to hold, the Company compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the impairment, which is recognized in net income through an allowance for credit losses. Any remaining decline in fair value represents the noncredit portion of the impairment, which is recognized in other comprehensive income.

The Company did not identify any available-for-sale securities as of December 31, 2023 which presented a risk of loss due to credit deterioration of the security.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1 — Quoted prices in active markets for identical assets or liabilities that are publicly accessible at the measurement date.

- Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

The Company's financial instruments include cash equivalents, restricted cash, fixed maturities, short-term investments, accounts receivable, accounts payable, assumed and ceded reinsurance contracts, preferred stock warrants and public and private warrants. Cash equivalents and restricted cash are principally stated at amortized cost, which approximates their fair value. Short-term investments and preferred stock warrants are reported at fair value. The recorded carrying amount of accounts receivable, assumed and ceded reinsurance contracts, and accounts payable approximates their fair value due to their short-term nature.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily comprised of cash and cash equivalents, short-term investments, fixed maturities available-for-sale, and reinsurance recoverables. Cash deposits may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. However, its exposure to credit risk in the event of default by the financial institutions is limited to the extent of amounts recorded on the consolidated balance sheet. The Company performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date. The Company limits its exposure to credit losses by investing in money market funds, U.S. government securities, or securities with average credit quality of AA- or better. Premium receivables are a mix of receivables due from policyholders, agents, and program administrators. The Company has no significant off-balance-sheet concentration of credit risks such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

The Company enters into quota share and excess of loss contracts which may be susceptible to catastrophe exposure. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policy coverage, and therefore the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers, monitors concentrations of credit risk and, in certain circumstances, holds substantial collateral (in the form of funds withheld and letters of credit) as security under the reinsurance agreements.

Accounts Receivable

Accounts receivable consists of premium receivables and commission receivables and is reported net of an allowance for premium amounts or estimated uncollectible commission. Generally premiums and commissions are collected prior to providing coverage, minimizing the Company's exposure to credit risk. Premiums and commissions receivable are short-term in nature and due within a year. The Company has established an allowance for uncollectible premiums and commissions related to credit risk, which it reviews on a quarterly basis. In its review, the Company considers length of collection periods, the creditworthiness of the insured, economic environment, specific regulatory developments and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance.

Write-offs of receivables have not been material to the Company during the years ended December 31, 2023 and 2022.

Reinsurance

Reinsurance recoverable, including amounts related to incurred but not reported claims ("IBNR"), represent paid losses and LAE and reserves for unpaid losses and LAE ceded to reinsurers that are subject to reimbursement under reinsurance treaties. To minimize exposure to losses related to a reinsurer's inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the collectability of the reinsurance recoverable is evaluated based upon a number of other factors. Such factors include the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors. Historically, the Company has not experienced any credit losses from reinsurance recoverables as of December 31, 2023 and 2022 respectively. The Company evaluates its reinsurance recoverables on a quarterly basis for risk of loss due to credit deterioration, including evaluating historical collection trends, reinsurer credit ratings, and other economic factors that may affect collectability of its reinsurance receivables due to credit deterioration To the extent that an allowance for uncollectible reinsurance recoverable is established, amounts deemed to be uncollectible would be written off against the allowance for estimated uncollectible reinsurance recoverable. The Company currently has no material allowance for uncollectible reinsurance recoverable.

Ceded premium written is recorded in accordance with the applicable terms of the reinsurance contracts and ceded premium earned is charged against revenue over the period of the reinsurance contracts. Ceded losses incurred reduce net loss and LAE incurred over the applicable periods of the reinsurance contracts with third-party reinsurers.

Loss participation features in the reinsurance agreements are estimated at each reporting period and recorded as an adjustment to loss and LAE.

Commission slide features in the reinsurance agreements are estimated at each reporting period and recorded as an adjustment to commission income, net.

For ceded reinsurance, risk transfer requirements must be met for reinsurance accounting to apply. If risk transfer requirements are not met, the contract is accounted for as a deposit, resulting in the recognition of cash flows under the contract through a deposit asset or liability and not as revenue or expense. To meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of both underwriting and timing risk, and a reasonable possibility of a significant loss for the assuming entity. Similar risk transfer criteria are used to determine whether directly written insurance contracts should be accounted for as insurance or as a deposit.

Prepaid reinsurance premiums represents the unearned portion of premiums ceded to reinsurers.

Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contract.

Deferred Policy Acquisition Costs, net of Ceding Commissions

Incremental direct costs of acquiring insurance contracts and certain costs related directly to the acquisition process are deferred within other assets on the consolidated balance sheets and amortized over the term of the policies or reinsurance treaties to which they relate. Those costs include commissions, premium taxes, and board and bureau fees. Ceding commissions relating to reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro-rata share of acquisition costs based on quota share percentage is recorded as an offset to the direct deferred acquisition costs. Any portion of the ceding commission that exceeds the deferrable acquisition costs of the business ceded is recorded as a deferred liability and amortized over the same period in which the related premiums are earned. The amortization of deferred policy acquisition costs is included in insurance related expenses on the consolidated statements of operations and comprehensive loss.

The Company amortized deferred policy acquisition costs of $32.3 million and $17.8 million for the years ended December 31, 2023 and 2022, respectively.

Premium Deficiency

A premium deficiency is recognized if the sum of expected losses and LAE, unamortized acquisition costs, and policy maintenance costs exceeds the remaining unearned premiums. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency was greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. The Company considers anticipated investment income when determining if a premium deficiency exists. The Company did not recognize a premium deficiency at December 31, 2023 and 2022.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and is reflected within other assets on the consolidated balance sheets. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of thirty-nine years for buildings, five years for furniture, fixtures, and equipment, and three years for computer equipment. Leasehold improvements are also depreciated using the straight-line method and are amortized over the shorter of the remaining term of the lease or the useful life of the improvement. Depreciation expense totaled $2.3 million and $0.9 million for the years ended December 31, 2023 and 2022, respectively.

Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed as incurred. Upon sale or retirement, the cost and related accumulated depreciation is removed from the related accounts, and the resulting gain or loss, if any, is reflected in other (income) expense in the consolidated statements of operations and comprehensive loss.

Leases

Leases arise from contractual obligations that convey the right to control the use of an identified property, plant or equipment for a stated time period in exchange for consideration. The Company determines if an arrangement is, or contains a lease at contract inception. Lease classification is determined at the lease commencement date, on which the leased assets are available for the Company's use. The Company recognizes a right-of-use asset ("ROU") and a corresponding lease liability at commencement date for operating leases. ROU assets are presented under other assets, and lease liabilities are presented under accrued expenses and other liabilities in the consolidated balance sheets. The Company did not have any material finance leases in the periods presented.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make payments during the lease term. ROU assets are recognized at the lease commencement date for the lease liability amount, adjusted for initial direct costs incurred and lease incentives received. Lease liabilities are recognized at commencement based on the present value of the future lease payments over the lease term. Lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that the Company will exercise such options. Since the implicit discount rate for operating leases is not readily determinable, the Company uses an estimate of its incremental borrowing rate ("IBR") on the lease commencement date in determining the present value of lease payments. IBR is determined based on information available at lease commencement including interest rates, credit ratings, credit spreads, and lease term. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company accounts for lease and non-lease components as a single lease component. Accordingly, the Company includes fixed non-lease components with lease payments for the purpose of calculating lease right-of-use assets and liabilities. Non-lease components that are not fixed are expensed as incurred as variable lease payments. The Company does not record leases on the balance sheet that have a term of 12 months or less at the lease commencement date.

Capitalized Internal Use Software

The Company capitalizes the costs to develop its internal use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of five years. Costs incurred prior to meeting these criteria, in addition to costs incurred for training and maintenance, are expensed as incurred. The amortization expense is recognized within insurance related expenses in the Company's statement of operations and comprehensive loss.

Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date on the consolidated balance sheets. Any excess of purchase price over the fair value of net assets acquired is recorded as goodwill. The determination of estimated fair value requires the Company to make significant estimates and assumptions. Transaction costs associated with business combinations are expensed as they are incurred.

Included in the purchase price of an acquisition may be an estimation of the fair value of liabilities associated with contingent consideration. The fair value of contingent consideration is based upon the present value of the expected future payments to be made to the sellers of an acquired business in accordance with the provisions contained in the respective purchase agreements. Subsequent changes in the fair value of contingent consideration are recorded in the consolidated statements of operations and comprehensive loss.

When the Company determines net assets acquired does not meet the definition of a business combination under the acquisition method of accounting, the transaction is accounted for as an acquisition of assets and, therefore, no goodwill is recorded.

Amortization and Impairment

Intangible assets with finite useful lives are amortized over their estimated useful lives in the consolidated statements of operations and comprehensive loss. The amortization expense is included in technology and development expenses for developed technology and sales and marketing expenses for customer relationships, agency relationships, carrier relationships, and other.

Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently if necessary. Indefinite-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to the asset's carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. There were no material impairment losses recognized on indefinite-lived intangible assets during the years ended December 31, 2023 and 2022. Refer to Note 5 for impairment charges related to goodwill recorded during the year ended December 31, 2022.

The Company evaluates the recoverability of long-lived assets, excluding goodwill and indefinite-lived intangible assets, whenever events or changes in circumstances indicate the carrying value of such asset may not be recoverable. Should there be an indication of impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss. There were no material impairment losses recognized on long-lived assets during the years ended December 31, 2023 and 2022.

Loss and Loss Adjustment Expense Reserve

The reserve for unpaid losses and loss adjustment expenses include estimates for unpaid claims, claims adjustment expenses on reported losses and estimates of losses incurred but not reported (IBNR), net of salvage and subrogation recoveries. The liability is based on the Company's best estimate of the amounts yet to be paid for all loss and loss adjustment expenses that will be paid on claims that occurred during the period and prior, whether those claims are currently known or unknown.

Loss and loss adjustment reserves are the amount of ultimate loss and loss adjustment expense less the paid amounts as of the balance sheet date.

Ultimate loss and loss adjustment expense is the sum of the following items:

1. Loss and loss adjustment expense paid through a given evaluation date

2. Case reserves for loss and loss adjustment expense for losses that have been reported but not yet paid as of a given evaluation date

3. IBNR for loss and loss adjustment expense include an estimate for future loss payments on incurred claims not yet reported and for expected development on reported claims

Case reserves are established within the claims adjustment process based on all known circumstances of a claim at the time. In addition, IBNR reserves are established by the Company based on reported loss and loss adjustment expenses and estimates of ultimate loss and loss adjustment expenses based on generally accepted actuarial reserving techniques that consider quantitative loss experience data and qualitative factors as appropriate.

The most significant assumptions used in the determination of the recorded reserve for loss and loss adjustment expenses are historical aggregate claim reporting and payment patterns, which is assumed to be indicative of future loss development and trends. Additionally, claim counts are used for analyses relating to natural disasters, such as hurricanes, earthquakes, and wildfires as losses from these events are inherently more difficult to estimate due to the potential exposure of the catastrophic events. Other assumptions considered include information developed from internal and independent external sources such as premium, rate and cost trends, litigation and regulatory trends, legislative activity, climate change, social and economic patterns.

Inherent in the estimates of ultimate loss and loss adjustment expenses are expected trends in claims severity and frequency among other factors that could vary significantly as claims are settled. The Company's loss and loss adjustment expense reserves are continually reviewed, and adjustments, if any, are reflected in current operations in the consolidated statements of operations and comprehensive loss in the period in which they become known. The establishment of new loss and loss adjustment expense reserves or the adjustment of previously recorded loss and loss adjustment expense reserves could result in significant positive or negative changes to the Company's financial condition for any particular period. While the Company believes that it has made a reasonable estimate of loss and loss adjustment expense reserves, the ultimate loss experience may not be as reliably predicted as may be the case with other insurance expenses, and it is possible that actual loss and loss adjustment expenses will be higher or lower than the loss and loss adjustment reserve amount recorded by the Company.

Provision for Commission

Provision for commission includes return commission payable to insurers, or commission slide, based on the actual performance of insurance policies placed by the Company against a contractual range of performance targets. The Company's reserve estimation is based on current and historical performance of the portfolio of insurance policies placed with the insurance carriers.

Provision for commission also includes cancellation reserves which represent the Company's estimate of return commission payable to insureds based on policy cancellations after the effective date. The Company's estimation for the reserve uses historical policy cancellation.

The return commission payable to insurers and cancellation reserves are based on assumptions and estimates, and while management believes the amount recorded is the Company's best estimate, the ultimate liability may differ from the amount recorded. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the period in which they become known.

Revenue Recognition

Net Earned Premium

Net earned premium represents the earned portion of the Company's gross written premium for insurance policies written or assumed by the Company and less the earned portion of ceded written premium (any portion of the Company's gross written premium that is ceded to third-party reinsurers under the Company's reinsurance agreements). The Company earns written premiums on a pro-rata basis over the term of the policies.

Commission Income, net

Commission income, net includes:

1. Managing General Agent ("MGA") Commission: The Company operates as an MGA for multiple insurers. The Company designs and underwrites insurance products on behalf of the insurers culminating in the sale of insurance policies. The Company earns recurring commission and policy fees associated with the

policies they sell. The Company has underwriting authority and responsibility for administering claims, (see Claim Processing Fees below) and works with affiliated and unaffiliated carrier platforms who pay the Company a commission in exchange for the opportunity to take that risk on their balance sheets. The Company's performance obligation associated with these contracts is the placement of the policy, which is met on the effective date. Upon issuance of a new policy, the Company charges policy fees and inspection fees (see Service and Fee Income below), retains its share of commission, and remits the balance to the respective insurers. Subsequent commission adjustments arising from policy changes such as endorsements are recognized in the period when the adjustments occur. Cash received in advance of policy effective dates is recorded on the consolidated balance sheets, representing the Company's portion of commission and premium due to insurers and reinsurers, and hold this cash in trust for the benefit of the insurers and reinsurers as fiduciary liabilities.

The MGA commission is subject to adjustments, higher or lower (commonly referred to as "commission slide"), depending on the underwriting performance of the policies placed by us. The Company is required to return a portion of its MGA commission due to commission slide on the policies placed as an MGA if the underwriting performance varies due to higher Hippo programs' loss ratio from provisional performance of the Hippo programs' loss ratio. The Company also returns a portion of its MGA commission if the policies are cancelled before the term of the policy. Accordingly, the Company reserves for commission slide using estimated Hippo programs' loss ratio performance, or a cancellation reserve as a reduction of revenue for each period presented in its statements of operations and comprehensive loss.

2. Agency Commission: The Company also operates licensed insurance agencies that are engaged solely in the sale of policies, including non-Hippo policies. For these policies, the Company earns a recurring agency commission from the carriers whose policies the Company sells, which is recorded in the commission income, net line in the consolidated statements of operations and comprehensive loss. Similar to the MGA businesses, the performance obligation from the agency contracts is placement of the insurance policies. For both MGA and insurance agency activities, the Company recognizes commission received from insurers for the sale of insurance contracts as revenue at a point in time on the policy effective dates.

3. Ceding Commission: The Company receives commission based on the premium it cedes to third-party reinsurers for the reimbursement for the Company's acquisition and underwriting services. Excess ceding commission over the cost of acquisition is included in the commission income, net line on the Company's consolidated statements of operations and comprehensive loss. For the policies that the Company writes on its own carrier as MGA, the Company recognizes this commission as ceding commission on the consolidated statements of operations and comprehensive loss. The Company earns commission on ceded reinsurance premium in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies reinsured. The Company records the portion of ceding commission income which represents reimbursement of successful direct acquisition costs related to the underlying policies as an offset to the applicable direct acquisition costs.

4. Carrier Fronting Fees: Through the Company's Insurance-as-a-Service business the Company earns fronting fees from the MGA programs it supports. The Company earns fronting fees in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro-rata basis over the terms of the policies. This revenue is included in the commission income, net line on its statements of operations and comprehensive loss.

5. Claim Processing Fees: As an MGA the Company receives a fee that is calculated as a percent of the premium, from the insurers in exchange for providing claims adjudication services. The claims adjudication services are provided over the term of the policy and recognized ratably over the same period. This revenue is included in the commission income, net line on the Company's consolidated statements of operations and comprehensive loss.

Service and Fee Income

Service and fee income mainly represent policy fees and other revenue. The Company directly bills policyholders for policy fees and collects and retains fees per the terms of the contracts between the Company and its insurers. Similar to the commission revenue, the Company estimates a cancellation reserve for policy fees using historical information. The performance obligation associated with these fees is satisfied at a point in time upon completion of the underwriting process, which is the policy effective date. Accordingly, the Company recognizes all fees as revenue on the policy effective date.

Net Investment Income

Net investment income represents interest earned from fixed maturity securities, short-term investments and other investments, and the gains or losses from the sale of investments. The Company's cash and invested assets primarily consist of fixed-maturity securities, and may also include cash and cash equivalents, equity securities, and short-term investments. The principal factors that influence net investment income are the size of the Company's investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of the Company's investment portfolio is mainly a function of the Company's invested equity capital along with premium the Company receives from its customers less payments on customer claims.

Net investment income also includes an insignificant amount of net realized gains (losses) on investments, which are a function of the difference between the amount received by us on the sale of a security and the security's amortized cost, as well as any allowances for credit losses recognized in earnings, if any.

Disaggregated Revenue

The following table disaggregates the Company's revenues by major source (in millions):

	Year Ended December 31,	
	2023	**2022**
Net earned premium	$ 107.5	$ 42.5
Agency commissions, net	23.8	16.7
Ceding commissions, net	38.9	37.6
Policy fees	12.0	11.1
MGA commissions, net	0.1	—
Claims processing fees	0.6	—
Other revenue	3.7	2.8
Net investment income	23.1	9.0
Total revenue, net	$ 209.7	$ 119.7

Materially all revenues for the years ended December 31, 2023 and 2022 are from business conducted in the United States.

Insurance-Related Expenses

Insurance related expenses primarily consist of amortization of direct acquisition commission costs and premium taxes incurred on the successful acquisition of business written on a direct basis and credit card processing fees not charged to our customers. Insurance related expenses also include employee compensation (including stock-based compensation and benefits) of our underwriting teams, amortization of capitalized internal use software, as well as allocated occupancy costs and related overhead based on headcount. Insurance related expenses are offset by a portion of ceding commission income, which represents reimbursement of successful acquisition costs related to the underlying policies. Additionally, insurance related expenses include the costs of providing bound policies and delivering claims services to our customers. These costs include underwriting technology service costs including software, data services used for performing underwriting, and third-party call center costs in addition to personnel-related costs.

Technology and Development

Technology and development expenses primarily consist of employee compensation (including stock-based compensation and benefits) for the Company's technology staff, which includes technology development, infrastructure support, actuarial, and third-party services. Technology and development also includes allocated facility costs and related overhead based on headcount.

Sales and Marketing

Sales and marketing expenses primarily consist of sales commissions, advertising costs, and marketing expenditures, as well as employee compensation (including stock-based compensation and benefits) for employees engaged in sales, marketing, data analytics, and customer acquisition. The Company expenses advertising costs as incurred. Sales and marketing also include allocated facility costs and related overhead based on headcount. Advertising costs were $10.2 million and $26.9 million for the years ended December 31, 2023 and 2022, respectively.

General and Administrative

General and administrative expenses primarily consist of employee compensation (including stock-based compensation and benefits) for the Company's finance, human resources, legal, and general management functions as well as facilities, insurance, and professional services.

Impairment and Restructuring Charges

Impairment and restructuring charges consist of non-cash impairment charges relating to goodwill. The Company reviews goodwill for impairment annually on October 1 and more frequently if events or changes in circumstances indicate that an impairment may exist. If the carrying value of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is calculated and an impairment loss equal to the excess is recorded. It also consists of severance and other personnel costs associated with exit and disposal activities as well as reductions in workforce.

Other (Income) Expense

Other (income) expense primarily consists of certain fair value adjustments and other non-operating income expenses.

Stock-Based Compensation Expense

The Company recognizes stock-based compensation expense based on the estimated fair value of equity-based payment awards on the date of grant using the Black-Scholes-Merton option-pricing model or Monte Carlo valuation model for market-based awards. The Company recognizes stock-based compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards in the Company's consolidated statements of operations and comprehensive loss. The Company has elected to record forfeitures as they occur.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company accounts for application of the U.S. Global Intangible Low Taxed Income rules by recognizing the tax in the period in which it is incurred.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency.

Net Loss Per Share Attributable to Common Stockholders of Hippo Holdings Inc.

Basic and diluted net loss per share attributable to common stockholders of Hippo Holdings Inc. is presented in conformity with the two-class method required for common stock and participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. The Company considers all series of its convertible preferred stock and unvested common stock, which includes early exercised stock options and restricted stock awards, to be participating securities as holders of such securities have non-forfeitable dividend rights in the event of the Company's declaration of a dividend for shares of common stock.

Under the two-class method, the net loss attributable to common stockholders of Hippo Holdings Inc. is not allocated to the convertible preferred stock and unvested common stock as these securities do not have a contractual obligation to share in the Company's losses.

Distributed and undistributed earnings allocated to participating securities are subtracted from net loss in determining net loss attributable to common stockholders. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average shares used in computing net loss per share attributable to common stockholders.

For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Emerging Growth Company

The Company currently qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). Accordingly, the Company is provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to non-emerging growth companies or (2) within the same time periods as private companies.

The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless management determines that it is preferable to take advantage of early adoption provisions offered within the applicable guidance. The Company's utilization of these transition periods may make it difficult to compare the Company's financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

Recent Accounting Pronouncements

Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, *Improvements to Reportable Segment Disclosures.* The ASU includes requirements that an entity disclose the title of the chief operating decision maker (CODM) and on an interim and annual basis, significant segment expenses and the composition of other segment items for each segment's reported profit. The standard also permits disclosure of additional measures of segment profit. This ASU is effective for public companies with annual periods beginning after December 15, 2023, and interim periods within annual period beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the ASU on its disclosures..

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures,* which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This ASU is effective for public companies with annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the ASU on its disclosures.

2. Investments

The amortized cost and fair value of fixed maturities securities and short-term investments are as follows (in millions):

	December 31, 2023			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Fixed maturities available-for-sale:				
U.S. government and agencies	$ 18.6	$ —	$ (0.2)	$ 18.4
States and other territories	9.3	—	(0.4)	8.9
Corporate securities	91.3	1.1	(1.3)	91.1
Foreign securities	0.9	—	—	0.9
Residential mortgage-backed securities	20.7	0.1	(1.3)	19.5
Commercial mortgage-backed securities	7.7	—	(0.6)	7.1
Asset backed securities	16.1	—	(0.3)	15.8
Total fixed maturities available-for-sale	$ 164.6	$ 1.2	$ (4.1)	$ 161.7
Short-term investments:				
U.S. government and agencies	137.7	—	—	137.7
Commercial paper	34.5	—	—	34.5
Corporate securities	14.9	—	—	14.9
Total short-term investments	187.1	—	—	187.1
Total	$ 351.7	$ 1.2	$ (4.1)	$ 348.8

	December 31, 2022			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Fixed maturities available-for-sale:				
U.S. government and agencies	$ 21.6	$ —	$ (0.5)	$ 21.1
States and other territories	8.9	—	(0.6)	8.3
Corporate securities	54.8	0.1	(2.4)	52.5
Foreign securities	0.9	—	(0.1)	0.8
Residential mortgage-backed securities	20.4	0.1	(1.6)	18.9
Commercial mortgage-backed securities	6.5	—	(0.7)	5.8
Asset backed securities	14.2	—	(0.5)	13.7
Total fixed maturities available-for-sale	$ 127.3	$ 0.2	$ (6.4)	$ 121.1
Short-term investments:				
U.S. government and agencies	$ 129.1	$ —	$ (0.2)	$ 128.9
Commercial paper	147.1	—	(0.6)	146.5
Corporate securities	49.4	—	—	49.4
Total short-term investments	325.6	—	(0.8)	324.8
Total	$ 452.9	$ 0.2	$ (7.2)	$ 445.9

The following tables present the gross unrealized losses and related fair values for the Company's investments in available-for-sale debt securities, grouped by duration of time in a continuous unrealized loss position as of December 31, 2023 and December 31, 2022 (in millions):

| | **December 31, 2023** | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities available-for-sale:						
U.S. government and agencies	$ 4.3	$ —	$ 10.5	$ (0.2)	$ 14.8	$ (0.2)
States and other territories	1.5	—	7.4	(0.4)	8.9	(0.4)
Corporate securities	5.7	—	37.4	(1.3)	43.1	(1.3)
Foreign securities	—	—	0.9	—	0.9	—
Residential mortgage-backed securities	—	—	11.6	(1.3)	11.6	(1.3)
Commercial mortgage-backed securities	0.4	—	5.8	(0.6)	6.2	(0.6)
Asset backed securities	1.6	—	8.2	(0.3)	9.8	(0.3)
Short-term investments:						
U.S. government and agencies	137.7	—	—	—	137.7	—
Commercial paper	34.5	—	—	—	34.5	—
Corporate securities	14.9	—	—	—	14.9	—
Total	$ 200.6	$ —	$ 81.8	$ (4.1)	$ 282.4	$ (4.1)

| | **December 31, 2022** | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities available-for-sale:						
U.S. government and agencies	$ 17.9	$ (0.4)	$ 1.1	$ (0.1)	$ 19.0	$ (0.5)
States and other territories	3.6	(0.1)	4.6	(0.5)	8.2	(0.6)
Corporate securities	30.5	(1.5)	11.1	(0.9)	41.6	(2.4)
Foreign securities	—	—	0.8	(0.1)	0.8	(0.1)
Residential mortgage-backed securities	6.3	(0.3)	7.6	(1.3)	13.9	(1.6)
Commercial mortgage-backed securities	1.9	—	3.9	(0.7)	5.8	(0.7)
Asset backed securities	5.5	(0.2)	3.7	(0.3)	9.2	(0.5)
Short-term investments:						
U.S. government and agencies	129.1	(0.2)	—	—	129.1	(0.2)
Commercial paper	147.1	(0.6)	—	—	147.1	(0.6)
Total	$ 341.9	$ (3.3)	$ 32.8	$ (3.9)	$ 374.7	$ (7.2)

The Company has determined that unrealized losses as of December 31, 2023 and December 31, 2022 resulted from the interest rate environment, rather than a deterioration of the creditworthiness of the issuers.

Therefore, an allowance for credit losses was not necessary as it is more likely than not that the Company will not be required to sell the investments before the recovery of the amortized cost basis or until maturity.

The amortized cost and fair value of fixed maturities securities by contractual maturity are as follows (in millions):

	December 31, 2023	
	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 29.9	$ 29.6
After one year through five years	76.3	75.2
After five years	13.9	14.5
Residential mortgage-backed securities	20.7	19.5
Commercial mortgage-backed securities	7.7	7.1
Asset backed securities	16.1	15.8
Total fixed maturities available-for-sale	$ 164.6	$ 161.7

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Net realized gains on fixed maturity securities were insignificant for the years ended December 31, 2023 and 2022, respectively.

The Company's net investment income is comprised of the following (in millions):

	Year Ended December 31,	
	2023	2022
Interest on cash and cash equivalents	$ 7.3	$ 2.4
Fixed maturities income	5.9	2.9
Short-term investment income	10.4	3.9
Total investment income	23.6	9.2
Investment expenses	(0.5)	(0.2)
Net investment income	$ 23.1	$ 9.0

Pursuant to certain regulatory requirements, the Company is required to hold assets on deposit with various state insurance departments for the benefit of policyholders. These special deposits are included in cash and cash equivalents or fixed maturities available-for-sale on the consolidated balance sheets. The carrying value of securities on deposit with state regulatory authorities total $12.9 million and $12.6 million as of December 31, 2023 and 2022, respectively.

3. Cash, Cash Equivalents, and Restricted Cash

The following table sets forth the cash, cash equivalents, and restricted cash (in millions):

| | December 31 | |
	2023	2022
Cash and cash equivalents:		
Cash	$ 54.3	$ 65.7
Money market funds	77.8	87.1
Commercial paper	10.0	26.8
U.S. government and agencies	—	14.9
Total cash and cash equivalents	142.1	194.5
Restricted cash:		
Fiduciary assets	32.5	30.6
Letters of credit and cash on deposit	20.5	19.4
Total restricted cash	53.0	50.0
Total cash, cash equivalents, and restricted cash	$ 195.1	$ 244.5

4. Fair Value Measurement

The following table summarizes the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis (in millions):

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash, cash equivalents, and restricted cash	$ 195.1	$ —	$ —	$ 195.1
Fixed maturities available-for-sale:				
U.S. government and agencies	18.4	—	—	18.4
States and other territories	—	8.9	—	8.9
Corporate securities	—	91.1	—	91.1
Foreign securities	—	0.9	—	0.9
Residential mortgage-backed securities	—	19.5	—	19.5
Commercial mortgage-backed securities	—	7.1	—	7.1
Asset backed securities	—	15.8	—	15.8
Total fixed maturities available-for-sale	18.4	143.3	—	161.7
Short-term investments				
U.S. government and agencies	137.7	—	—	137.7
Commercial paper	—	34.5	—	34.5
Corporate securities	—	14.9	—	14.9
Total short-term investments	137.7	49.4	—	187.1
Total financial assets	$ 351.2	$ 192.7	$ —	$ 543.9
Financial liabilities:				
Contingent consideration liability	$ —	$ —	$ 13.6	$ 13.6
Public warrants	0.1	—	—	0.1
Private placement warrants	—	0.1	—	0.1
Total financial liabilities	$ 0.1	$ 0.1	$ 13.6	$ 13.8

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash, cash equivalents, and restricted cash	$ 244.5	$ —	$ —	$ 244.5
Fixed maturities available-for-sale:				
U.S. government and agencies	21.1	—	—	21.1
States and other territories	—	8.3	—	8.3
Corporate securities	—	52.5	—	52.5
Foreign securities	—	0.8	—	0.8
Residential mortgage-backed securities	—	18.9	—	18.9
Commercial mortgage-backed securities	—	5.8	—	5.8
Asset backed securities	—	13.7	—	13.7
Total fixed maturities available-for-sale	21.1	100.0	—	121.1
Short-term investments				
U.S. government and agencies	128.9	—	—	128.9
Commercial paper	—	146.5	—	146.5
Corporate securities	—	49.4	—	49.4
Total short-term investments	128.9	195.9	—	324.8
Total financial assets	$ 394.5	$ 295.9	$ —	$ 690.4
Financial liabilities:				
Contingent consideration liability	$ —	$ —	$ 11.9	$ 11.9
Public warrants	0.2	—	—	0.2
Private placement warrants	—	0.1	—	0.1
Total financial liabilities	$ 0.2	$ 0.1	$ 11.9	$ 12.2

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. There were no transfers between levels in the fair value hierarchy during the years ended December 31, 2023 and December 31, 2022.

Contingent Consideration

The contingent consideration, relating to the Company's 2019 acquisition of North American Advantage Insurance Services, LLC is re-valued to fair value at the end of each reporting period using the present value of future payments based on an estimate of revenue and customer renewals of the acquiree. North American Advantage Insurance Services, LLC's ultimate parent company was Lennar Corporation, a related party of the Company. There is no limit to the maximum potential contingent consideration as the consideration is based on acquired customer retention. The table below presents the changes in the contingent consideration liability valued using Level 3 inputs (in millions):

	2023	2022
Balance as of January 1,	$ 11.9	$ 11.6
Payments of contingent consideration	(4.3)	(3.8)
Changes in fair value	6.0	4.1
Balance as of December 31,	$ 13.6	$ 11.9

Warrant Liability

The public and private warrants are measured at fair value on a recurring basis at the end of each reporting period within accrued expenses and other liabilities in the consolidated balance sheet.

The Public Warrant Liability is classified as a Level 1 fair value measurement due to the use of an observable market quote in an active market. The Private Placement Warrants are classified as Level 2 fair value measurement Level 2 fair value measurement.

The following table presents the changes in the fair value of the warrant liability (Public Warrants and Private Placement Warrants) (in millions):

	2023		**2022**	
Balance as of January 1,	$	0.3	$	4.3
Changes in fair value		(0.1)		(4.0)
December 31,	$	0.2	$	0.3

5. Goodwill

The following table represents the changes in goodwill (in millions):

Balance at January 1, 2022	$	53.5
Impairment charges		(53.5)
Balance at December 31, 2022	$	—
Impairment charges		—
Balance at December 31, 2023	$	—

The Company historically reviewed goodwill for impairment annually on October 1 and more frequently if events or changes in circumstances indicated that an impairment may exist ("a triggering event"). During the third quarter of 2022, management identified quantitative and qualitative factors that indicated a triggering event, mainly due to the sustained decrease in stock price and continued deterioration of general macroeconomic conditions. The Company performed a valuation at the reporting unit level using an income-based approach. These forecasts and assumptions are highly subjective. Given the results of the Company's quantitative assessment, the Company determined that all the reporting units' goodwill was impaired and the Company recorded impairment charges of $53.5 million, which are included in impairment and restructuring charges in the accompanying consolidated statements of operations and comprehensive loss. There is no goodwill as of December 31, 2023.

6. Intangible Assets

	Weighted-Average Useful Life Remaining (in years)	December 31,					
		2023			2022		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in millions)			(in millions)		
Agency and carrier relationships	4.9	$ 13.5	$ (5.1)	$ 8.4	$ 13.5	$ (3.4)	$ 10.1
State licenses and domain name	Indefinite	10.5	—	10.5	10.5	—	10.5
Customer relationships	4.9	18.5	(10.9)	7.6	13.7	(8.5)	5.2
Other	5.6	1.7	(0.9)	0.8	1.7	(0.6)	1.1
Total intangible assets, net		$ 44.2	$ (16.9)	$ 27.3	$ 39.4	$ (12.5)	$ 26.9

Amortization expense related to intangible assets for the years ended December 31, 2023 and 2022 was $4.4 million and $5.3 million, respectively. The amortization expense is included in technology and development expenses for developed technology, sales and marketing expenses for customer relationships, agency relationships, carrier relationships and other.

As of December 31, 2023, the projected annual amortization expense for the Company's intangible assets for the next five years is as follows (in millions):

Years Ending December 31,	
2024	4.8
2025	3.2
2026	2.5
2027	2.5
2028	2.3
Thereafter	1.5
Total	$ 16.8

7. Capitalized Internal Use Software

	December 31,	
	2023	2022
	(in millions)	
Capitalized internal use software	$ 79.1	$ 56.4
Less: accumulated amortization	(30.7)	(17.6)
Total capitalized internal use software	$ 48.4	$ 38.8

Amortization expense related to capitalized internal use software for the years ended December 31, 2023 and 2022 was $13.1 million and $9.0 million, respectively.

8. Other Assets

	December 31,		
	2023		**2022**
	(in millions)		
Property and equipment	$	34.9	$ 5.4
Prepaid expenses		11.3	17.4
Claims receivable		5.6	9.0
Lease right-of-use assets		10.6	27.6
Other		6.8	4.2
Total other assets	$	69.2	$ 63.6

On April 18, 2023, the Company closed on the purchase of an office building, which included certain real property, improvements, and personal property, located at 701 E. 5th Street, Austin, Texas 78701. The Company capitalized $30.5 million to building and land related to the purchase. The building is used as office space for employees of the Company and affiliated companies. Prior to the purchase, the Company was leasing a portion of the building and had recorded a lease right-of use asset and lease liability. After the purchase, the Company reclassified the right-of-use asset and adjusted the carrying value by the difference between the purchase price and the lease liability immediately before the purchase. The Company will depreciate the building, excluding the land, over its estimated useful life of 39 years.

9. Accrued Expenses and Other Liabilities

	December 31,		
	2023		**2022**
	(in millions)		
Claim payments outstanding	$	26.3	$ 27.7
Lease liability		14.8	28.9
Advances from customers		9.8	10.2
Deferred revenue		3.8	11.0
Employee related accruals		7.3	6.2
Premium refund liability		12.2	8.2
Fiduciary liability		6.0	6.6
Contingent consideration liability		13.6	11.9
Other		19.7	17.5
Total accrued expenses and other liabilities	$	113.5	$ 128.2

10. Loss and Loss Adjustment Expense Reserves

The reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses, net of reinsurance is summarized as follows for the years ended December 31, (in millions):

	2023	**2022**
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE as of beginning of the period	$ 293.8	$ 260.8
Reinsurance recoverables on unpaid losses and LAE	(228.8)	(216.8)
Reserve for losses and LAE, net of reinsurance recoverables as of beginning of the period	65.0	44.0
Add: Incurred losses and LAE, net of reinsurance, related to:		
Current year	183.7	113.2
Prior years	(2.0)	(11.8)
Total incurred	181.7	101.4
Deduct: Loss and LAE payments, net of reinsurance, related to:		
Current year	127.5	56.7
Prior year	18.1	23.7
Total paid	145.6	80.4
Reserve for losses and LAE, net of reinsurance recoverables at end of period	101.1	65.0
Add: Reinsurance recoverables on unpaid losses and LAE at end of period	221.4	228.8
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE as of end of the period	$ 322.5	$ 293.8

Loss development occurs when actual losses incurred vary from the Company's previously developed estimates, which are established through the Company's loss and LAE reserve estimate processes.

Net incurred losses and LAE experienced favorable development of $2.0 million and $11.8 million for the years ended December 31, 2023 and 2022, respectively. The prior period development in 2023 of $2.0 million was driven primarily by favorable net loss development relating to the 2022 accident year, resulting in a net release of $2.1 million from catastrophe reserves. These changes are primarily a result of ongoing analysis of claims emergence patterns and loss trends. The prior period development in 2022 of $11.8 million was driven primarily by favorable net loss development relating to the 2021 accident year, resulting in a net release of $5.8 million from attritional reserves and $6.0 million from catastrophe reserves. These changes are primarily a result of ongoing analysis of claims emergence patterns and loss trends.

The following tables present information about incurred and paid loss development as of December 31, 2023, net of reinsurance, as well as cumulative claim frequency and the total of IBNR reserves. For the purpose of defining claims frequency, the number of reported claims is by loss occurrence and does not include claims that do not result in indemnification of loss. The Company presents incurred and paid claims development consistent with its GAAP reportable segments (Refer to Note 22, Segments). The information about incurred and paid claims development for the years ended prior to December 31, 2023 is presented as unaudited supplementary information.

In addition, the following tables show incurred loss and LAE by accident year in aggregate (in millions, except for number of claims):

Insurance-as-a-Service Incurred Loss and LAE, Net of Reinsurance

						December 31, 2023	
	2019*	**2020***	**2021***	**2022***	**2023**	**IBNR**	**Cumulative Number of Reported Claims**
Accident Year							
2019	4.8	4.8	4.7	4.8	4.9	—	7,963
2020		7.6	7.4	9.3	8.9	0.1	16,667
2021			6.9	3.8	3.5	0.2	16,481
2022				13.7	12.4	0.8	21,422
2023					15.4	5.3	22,380
Total incurred Loss and Loss Adjustment Expenses, net					$ 45.1	$ 6.4	84,913

* Presented as unaudited required supplementary information

Insurance-as-a-Service Cumulative Paid Loss and LAE, Net of Reinsurance

	2019*	**2020***	**2021***	**2022***	**2023**
Accident Year					
2019	3.2	4.4	4.6	4.7	4.7
2020		4.6	8.0	8.4	8.6
2021			0.4	2.8	3.1
2022				5.0	10.7
2023					7.9
Total paid losses and LAE, net					$ 35.0
Total unpaid loss and LAE reserves, net					10.1
Unpaid loss and LAE reserves for years prior to 2019, net					$ 0.3
Ceded unpaid loss and LAE					$ 135.4
Gross unpaid loss and LAE					$ 145.8

* Presented as unaudited required supplementary information

Insurance-as-a-Service Average Annual Percentage Payout of Incurred Loss By Age, Net of Reinsurance (Unaudited Supplementary Information)

The following table presents the average annual percentage payout of incurred losses by age, net of reinsurance as of December 31, 2023:

Years	1	2	3	4	5
Property and Casualty	50%	40%	3%	3%	4%

Hippo Home Insurance Program Incurred Loss and LAE, Net of Reinsurance

	December 31,					December 31, 2023	
	2019*	**2020***	**2021***	**2022***	**2023**	**IBNR**	**Cumulative Number of Reported Claims**
Accident Year							
2019	—	—	—	—	—	—	6,973
2020		20.9	20.7	20.6	20.7	0.2	13,555
2021			69.9	59.7	58.0	2.6	24,459
2022				80.6	81.5	30.3	24,109
2023					153.2	32.9	21,079
Total incurred Loss and Loss Adjustment Expenses, net					$ 313.4	$ 66.0	90,175

* Presented as unaudited required supplementary information

Hippo Home Insurance Program Cumulative Paid Loss and LAE, Net of Reinsurance

	2019*	**2020***	**2021***	**2022***	**2023**
Accident Year					
2019	—	—	—	—	—
2020		12.5	18.8	20.1	20.2
2021			34.9	53.0	54.3
2022				33.3	43.5
2023					104.7
Total paid losses and LAE, net					$ 222.7
Total unpaid loss and LAE reserves, net					90.7
Ceded unpaid loss and LAE					$ 83.7
Gross unpaid loss and LAE					$ 174.4

* Presented as unaudited required supplementary information

Hippo Home Insurance Program Average Annual Percentage Payout of Incurred Loss By Age, Net of Reinsurance (Unaudited Supplementary Information)

The following table presents the average annual percentage payout of incurred losses by age, net of reinsurance as of December 31, 2023:

Years	1	2	3	4	5
Property and Casualty	55%	23%	18%	2%	2%

The reconciliation of the net incurred and paid loss information in the loss reserve rollforward table and development tables with respect to the current accident year is as follows (in millions):

	2023 Current Accident Year		2022 Current Accident Year	
	Incurred	**Paid**	**Incurred**	**Paid**
Development table				
Insurance-as-a-Service	15.4	7.9	13.7	5.0
Hippo Home Insurance Program	153.2	104.7	80.6	33.3
Unallocated loss adjustment expense				
Insurance-as-a-Service	0.9	0.9	—	—
Hippo Home Insurance Program	14.1	14.1	18.9	18.9
Other	0.1	(0.1)	—	(0.5)
Rollforward table	$ 183.7	$ 127.5	$ 113.2	$ 56.7

Reconciliation of Reinsurance Recoverables

	As of December 31, 2023
Net outstanding liabilities from development tables	
Insurance-as-a-Service	$ 10.4
Hippo Home Insurance Program	90.7
Reserve for losses and LAE, net of reinsurance recoverables at end of period	101.1
Recoverables	
Insurance-as-a-Service	135.4
Hippo Home Insurance Program	83.7
Unallocated loss adjustment expense	2.3
Reinsurance recoverables on unpaid losses and LAE at end of period	221.4
Reserve for losses and LAE gross of reinsurance recoverables on unpaid losses and LAE as of end of the period	$ 322.5

11. Reinsurance

The Company purchases reinsurance to help manage exposure to property and casualty insurance risks, including attritional and catastrophic risks. The Company's insurance company subsidiaries have entered into proportional and non-proportional reinsurance treaties, under which a significant portion of the liabilities have been ceded to third-party reinsurers. The Company also assumes risk from non-affiliated insurance carriers.

Proportional Reinsurance Treaties — Hippo Home Insurance Program

For the Company's primary homeowners reinsurance treaty commencing in 2023, the Company secured proportional reinsurance from a diverse panel of third-party reinsurers. All reinsurers are either rated "A-" Excellent or better by AM Best, or the reinsurance is appropriately collateralized. In 2023, the Company retains approximately 40% of the premium through its insurance company subsidiaries or its captive reinsurance company, RHS, before purchasing catastrophe protection. Additionally, the reinsurance contracts are subject to contingent commission adjustments and loss participation features, which align the Company's interests with those of its reinsurers. Loss participation features may increase the amount of losses retained by the Company's insurance company subsidiaries in excess of its pro rata participation.

For business produced through the Company's builder channel, the Company purchased proportional reinsurance from three third-party reinsurers. All reinsurers are rated "A-" Excellent or better by AM Best, or the reinsurance is appropriately collateralized. In 2023, the Company is retaining approximately 58% of the premium produced through the Company's insurance company subsidiaries or RHS, before purchasing catastrophe protection. The reinsurance contracts are subject to contingent commission adjustments and limited loss participation features, which align the Company's interests with those of the reinsurers.

For the Company's primary homeowners reinsurance treaty commencing in 2022, the Company secured quota share reinsurance from a diverse panel of third-party reinsurers. All reinsurers are either rated "A-" Excellent or better by AM Best, or the reinsurance is collateralized. In 2022, the Company retained approximately 10% of the premium through the Company's insurance company subsidiaries, including the Company's captive reinsurance company, RHS. Additionally, the reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss ratio caps and loss corridors, which align the Company's interests with those of its reinsurers. The Company saw increased use of loss participation features in the 2022 reinsurance agreements, which increased the amount of losses retained by its insurance company subsidiaries in excess of the Company's pro rata participation in both the 2022 and 2023 fiscal years.

For the Company's primary homeowners reinsurance treaty that commenced in 2021, the Company secured proportional reinsurance from a diverse panel of third-party reinsurers with AM Best ratings of "A-" Excellent or better. A total of approximately 12% of the premium was retained either by Spinnaker or RHS, which aligns the Company's interests with third-party reinsurers. Two of the reinsurers, representing approximately one-third of the programs, provided three-year agreements.

The Company also seeks to further reduce its risk retention through purchases of non-proportional reinsurance described below.

Non-Proportional Reinsurance — Hippo Home Insurance Program

The Company also purchases non-proportional excess of loss catastrophe coverage ("XOL") reinsurance which includes traditional reinsurance protection, catastrophe bonds, and industry loss warranty products. Through the Company's insurance company subsidiaries, the Company is exposed to the risk of natural catastrophe events that could occur on the risks arising from policies underwritten by the Company or other managing general agents ("MGAs"). The Company is also exposed to this risk through its captive reinsurer, which takes on a share of the risk underwritten by the Company's MGA business.

In May 2023, the Company secured new catastrophe protection through a per occurrence XOL reinsurance agreement with Mountain Re Ltd. ("Mountain Re"), an independent Bermuda company, licensed as a Special Purpose Insurer. The reinsurance agreement meets the requirements to be accounted for as reinsurance in accordance with the guidance for reinsurance contracts. In connection with the reinsurance agreement, Mountain Re issued notes (generally referred to as "catastrophe bonds") to investors, consistent with the amount of coverage provided under the reinsurance agreement. The reinsurance agreement provides the Company with coverage through June 2026, and pursuant to the agreement, Mountain Re provides XOL reinsurance coverage to the Company for losses from a variety of perils, including named storms, fire following an earthquake, severe thunderstorms, and winter storms on business produced through the Hippo MGA. Under the terms of the reinsurance agreement, the Company is obligated to pay annual reinsurance premiums to Mountain Re for the reinsurance coverage. Amounts payable under the reinsurance agreement with respect to any covered event cannot exceed the Company's actual losses from such event.

In June 2023, the Company's captive reinsurance company, RHS, entered into an Industry Loss Warranty (ILW) with a third party under which loss payments are triggered by reference to the level of losses incurred by the insurance industry as whole for pre-defined events, rather than by losses incurred by the Company. RHS entered into the ILW in order to hedge the risk of the Company experiencing a catastrophic hurricane loss on business assumed.

The Company's XOL program provides protection to the Company from catastrophes that could impact a large number of insurance policies. The Company buys XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1 in 250 year return period when considered with the corporate catastrophe XOL described below under "Other Reinsurance". This reinsurance protects the Company from all but the most severe catastrophic events.

Other Reinsurance

Spinnaker also purchases reinsurance for programs written by MGAs other than Hippo through its Insurance-as-a-Service business. The reinsurance treaties are a mix of proportional and XOL in which approximately 75% to 100% of the risk is ceded. The reinsurance contracts are subject to variable commission adjustments and loss participation features, including loss caps, and may increase the amount of losses retained by the Company in excess of the Company's pro-rata participation. Such provisions are recognized in the period based on the experience to date under the agreement.

Spinnaker purchases a corporate catastrophe XOL program that attaches above the reinsurance programs protecting the business written by Hippo as well as the other MGAs. This treaty has a floating retention and attaches at the exhaustion point of the underlying programs' specific reinsurance. The catastrophe bonds described above inures to the benefit of this contract. This program provides protection to the Company from catastrophes that could impact a large number of insurance policies underwritten by the Company or other MGAs. The Company buys XOL so that the probability of losses from a single occurrence exceeding the protection purchased is no more than 0.4%, or equivalent to a 1 in 250 year return period. This reinsurance protects the Company from all but the most severe catastrophic events.

Spinnaker also purchases reinsurance from the State Board of Administration in Florida via the Florida Hurricane Catastrophe Fund (the "FHCF") and the Reinsurance to Assist Policyholders (the "RAP") program for residential hurricane losses in Florida. This coverage is provided and required by the State of Florida and protects business written by Hippo as well as other MGAs. The Company currently purchases reimbursement protection at the maximum level (90%) of mandatory coverage offered by the FHCF.

With all reinsurance programs, the Company's wholly owned insurance carriers are not relieved of their primary obligations to policyholders in the event of a default or the insolvency of its reinsurers. As a result, a credit exposure exists to the extent that any reinsurer fails to meet its obligations assumed in the reinsurance agreements. To mitigate this exposure to reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and, in certain circumstances, holds substantial collateral (in the form of funds withheld, qualified trusts, and letters of credit) as security under the reinsurance agreements. No allowance has been recorded in the years ended

December 31, 2023 and 2022 for amounts anticipated to be uncollectible or for the anticipated failure of a reinsurer to meet its obligations under the contracts.

The following table reflects amounts affecting the consolidated statements of operations and comprehensive loss for ceded reinsurance (in millions):

| | For the Year Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
	Written Premiums	Earned Premiums	Loss and LAE Incurred	Written Premiums	Earned Premiums	Loss and LAE Incurred
Direct	$ 834.6	$ 760.5	$ 531.8	$ 628.3	$ 541.1	$ 409.6
Assumed	12.7	8.8	11.7	1.6	0.4	0.1
Gross	847.3	769.3	543.5	629.9	541.5	409.7
Ceded	(687.7)	(661.8)	(361.8)	(580.3)	(499.0)	(308.3)
Net	$ 159.6	$ 107.5	$ 181.7	$ 49.6	$ 42.5	$ 101.4

As of December 31, 2023 and December 31, 2022, a provision for sliding scale commissions of $23.8 million and $3.5 million, respectively, is included in provision for commission on the consolidated balance sheets. As of December 31, 2023 and December 31, 2022, a receivable for sliding scale commissions of $5.8 million and $4.5 million, respectively, is included in ceding commissions receivable on the consolidated balance sheets.

As of December 31, 2023 and December 31, 2022, a provision for loss participation features of $112.8 million and $51.3 million, respectively, was recorded as a contra-asset in reinsurance recoverable on the consolidated balance sheets.

Amounts recoverable from reinsurers are recognized in a manner consistent with the claims liabilities associated with the reinsurance placement and presented on the balance sheet as reinsurance recoverable on paid and unpaid losses and LAE. Such balance is presented in the table below (in millions).

| | December 31, | |
	2023	2022
Reinsurance recoverable on paid loss	$ 59.9	$ 57.5
Ceded unpaid loss and LAE	221.4	228.8
Total reinsurance recoverable	$ 281.3	$ 286.3

The Company evaluates the financial condition of its reinsurers and, in certain circumstances, holds collateral in the form of funds withheld and letters of credit. This collateral serves as security under the terms of its reinsurance contracts to reduce credit exposure to reinsurance recoverable and prepaid reinsurance premium

balances. The Company has the following unsecured reinsurance recoverable and prepaid reinsurance premium balances from reinsurers (in millions):

		December 31,	
AM Best Rating	**Reinsurer**	**2023**	**2022**
A+	Munich Reinsurance America, Inc.	$ 60.0	$ 34.3
A+	Hannover Rück SE	56.9	49.9
A+	Everest Reinsurance Company	41.6	55.3
A+	Digital Advantage Insurance Company	24.1	19.4
A+	Swiss Reinsurance America Corporation	18.3	14.0
A+	Partner Reinsurance Company of the U.S.	14.9	15.0
A+	Sirius America Insurance Company	12.5	7.8
		$ 228.3	$ 195.7
	Other reinsurers	143.1	160.3
		$ 371.4	$ 356.0

12. Geographical Breakdown of Gross Written Premium

Gross written premium by state is as follows (in millions):

	Year Ended December 31,			
	2023		2022	
	Amount	**% of**	**Amount**	**% of**
State				
Texas	$ 151.6	17.9 %	$ 155.6	24.7 %
California	156.7	18.5 %	116.3	18.5 %
Florida	111.5	13.2 %	55.4	8.8 %
Georgia	37.7	4.4 %	29.3	4.7 %
Illinois	25.9	3.1 %	22.7	3.6 %
Colorado	23.4	2.8 %	19.3	3.1 %
Missouri	15.8	1.9 %	15.0	2.4 %
Arizona	18.3	2.2 %	14.3	2.3 %
Ohio	15.2	1.8 %	13.8	2.2 %
New Jersey	17.2	2.0 %	14.0	2.2 %
Other	274.0	32.3 %	174.2	27.7 %
Total	$ 847.3	100 %	$ 629.9	100 %

13. Public Warrants and Private Placement Warrants

In November 2020, in connection with the RTPZ IPO, RTPZ issued 4.6 million warrants (the “Public Warrants”) to purchase its Class A ordinary shares at $287.50 per share. Concurrently, RTPZ also issued 4.4 million warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Public and Private Placement Warrants”) to its Sponsor to purchase its Class A ordinary shares at $287.50 per share. In connection with the Business Combination, the Public and Private Placement warrants converted, on a one-for-one basis, into warrants to purchase Company common stock. All of the Public and Private Placement Warrants were outstanding as of December 31, 2023.

The Company classified the Public and Private Placement Warrants as other liabilities on its consolidated balance sheets as these instruments are precluded from being indexed to the Company’s own stock. In certain events outside of the Company’s control, the Public Warrant and Private Placement Warrant holders are entitled to receive

cash, while in certain scenarios, the holders of the common stock are not entitled to receive cash or may receive less than 100% of any proceeds in cash, which precludes these instruments from being classified within equity. The Public and Private Placement Warrants were initially recorded at fair value and are subsequently adjusted to fair value at each subsequent reporting date. Changes in the fair value of these instruments are recognized within other (income) expense, net in the Consolidated Statements of Operations and Comprehensive Loss. See Note 4, Fair Value Measurement for additional information on valuation.

14. Commitments and Contingencies

Purchase Commitments

As of December 31, 2023, the Company has total minimum purchase commitments, which must be made during the next three years, of $1.7 million.

Legal Proceedings

From time to time, the Company may become involved in litigation or other legal proceedings. The Company is routinely named in litigation involving claims from policyholders. Legal proceedings relating to claims are reserved in the normal course of business. The Company does not believe it is a party to any pending litigation or other legal proceedings that is likely to have a material adverse effect on the Company's business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The Company records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Company accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the litigation and indicate that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Company discloses the nature and estimate of the possible loss of the litigation. The Company does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on our liquidity, results of operations, business, or financial condition

On November 19, 2021, Hippo and Assaf Wand, the Company's co-founder, were named in a civil action in San Francisco Superior Court brought by Eyal Navon. Mr. Navon alleged six causes of action against Mr. Wand for breach of fiduciary duty, breach of contract, promissory estoppel, fraud, negligent misrepresentation, and constructive fraud surrounding a loan and call option entered into between Innovius Capital Canopus I, L.P. ("Innovius") and Mr. Navon, as well as alleged promises made by Mr. Wand to Mr. Navon while Mr. Navon was an employee of Hippo. Innovius was an investor in the Company prior to its transaction with Mr. Navon. Mr. Navon alleges a fraud claim against Hippo and also alleges a claim for declaratory judgment, requesting that the Court declare that Mr. Navon properly revoked the call option he entered into with Innovius.

On May 2, 2022, Mr. Navon amended his complaint, naming Hippo in his breach of contract, promissory estoppel, negligent misrepresentation, and constructive fraud causes of action (in addition to re-pleading the declaratory relief and fraud causes of action). On February 28, 2023, Mr. Navon filed a Third Amended Complaint alleging 18 claims for relief. In addition to the original allegations, the Third Amended Complaint alleges fraud, insider-trading, and aiding-and-abetting claims based on the theory that Hippo and Mr. Wand provided Innovius and its principal, Justin Moore, with material nonpublic information about Hippo's business, as well as, conversion claims against Hippo related to the transfer of his shares to Innovius after Innovius exercised the call option.

On February 2, 2024, Mr. Navon filed a Fourth Amended Complaint alleging 19 claims for relief. In addition to the previous allegations, the Fourth Amended Complaint alleges securities fraud by affirmative false statements and aiding-and-abetting claims against Hippo, Mr. Wand, Innovius, and Mr. Moore on the theory that Mr. Wand purposely misled Mr. Navon into selling his Hippo shares, and that all defendants were aware of Mr. Wand's plan to mislead Mr. Navon in an effort to convince him to sell his Hippo shares. On February 16, 2024,

Innovius filed eight cross claims against Hippo and Mr. Wand, claiming breach of contract, promissory fraud and aiding and abetting fraud, and Hippo filed three cross claims against Mr. Navon including fraud, fraudulent inducement, negligent misrepresentation, and breach of contract.

All claims asserted are based on alleged conduct that occurred prior to Hippo becoming a publicly traded company. Hippo engaged counsel to defend both Hippo and Mr. Wand, and Hippo and Mr. Wand have denied all claims. As a result of the new allegations in the Third Amended Complaint, Hippo moved to have the court designate the case as complex. The court granted this motion, took the previously scheduled trial date off the calendar, and trial is now expected to take place in September 2024.

The parties are engaged in fact discovery, and Hippo intends to move for summary judgment against the claims alleged in the Fourth Amended Complaint. Any potential losses associated with Mr. Navon's claims cannot be estimated at this time.

15. Leases

Operating Leases

The Company leases office space under non-cancelable operating leases with various expiration dates through 2027, some of which include options to extend the leases for up to 5 years. The Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably certain. For the year ended December 31, 2023, the Company recognized $2.9 million of ROU asset impairments associated with the Company's abandonment of leased space used in our business operations. The Company recognized operating lease expenses of $6.1 million and $5.2 million for the year's ended December 31, 2023 and December 31, 2022 respectively.

The weighted average remaining lease term and the weighted average discount rate for operating leases as of December 31, 2023 and 2022 were:

	December 31,	
	2023	**2022**
Weighted average remaining lease term	2.88	5.05
Weighted average discount rate	4.3%	4.9%

Maturities of operating lease liabilities by fiscal year as of December 31, 2023 are (in millions):

Year Ending December 31,

2024	5.7
2025	5.2
2026	3.9
2027	1.0
Thereafter	—
Total undiscounted lease payments	$ 15.8
Less: Imputed interest	(1.0)
Present value of lease payments	$ 14.8

Supplemental cash flow information about the Company's operating leases (in millions):

	For the Year Ended December 31,	
	2023	**2022**
Cash paid for operating lease liabilities	$ 5.7	$ 4.4
Right-of-use assets obtained in exchange for new operating liabilities	—	15.0

16. Stockholders' Equity

Common Stock

The Company's common stock and warrants trade on the New York Stock Exchange ("NYSE") under the ticker symbols "HIPO" and "HIPO.WS," respectively. Pursuant to Certificate of Incorporation, the Company is authorized to issue 80 million shares of common stock, with a par value of $0.0001 per share. Each share of common stock is entitled to one vote. The holders of the common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors. No dividends have been declared or paid since inception.

Stock-Based Compensation Plans

2019 Stock Option and Grant Plan

Adopted in 2019, the 2019 Stock Option and Grant Plan ("the 2019 Stock Plan") provides for the direct award or sale of shares, the grant of options to purchase shares, and the grant of restricted stock units ("RSUs") to employees, consultants, and outside directors of the Company. Stock options under the plan may be either incentive stock options ("ISOs") or non-qualified stock options ("NSOs"), with an exercise price of not less than 100% of fair market value on the grant date, with a term less than or equal to ten years. The vesting period of each option and RSU shall be as determined by a committee of the Company's board of directors but is generally over four years. Upon the closing of the Business Combination, the remaining unallocated share reserve under the 2019 Plan was cancelled and no new awards will be granted under such plan. Awards outstanding under the 2019 Plan were assumed by the Company upon the Closing and continue to be governed by the terms of the 2019 Plan.

2021 Incentive Award Plan

Adopted in 2021, the 2021 Incentive Award Plan (the "2021 Plan"), which authorized for issuance 3.1 million shares of common stock. The 2021 Plan provides for the issuance of a variety of stock-based compensation awards, including stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock unit awards, performance bonus awards, performance stock unit awards, dividend equivalents, or other stock or cash-based awards. The vesting period of each option and award shall be as determined by a committee of the Company's board of directors but is generally over two to four years. This reserve increases on January 1 of each year through 2031, by an amount equal to the smaller of: (i) 5% of the number of shares of common stock issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) an amount determined by the board of directors.

Stock Options

The following table summarizes option activity under the plans:

| | Options Outstanding | | Weighted-Average Remaining | Aggregate Intrinsic Value |
	Number of Shares	Weighted Average Exercise Price	Contract Term (In Years)	(In Millions)
Outstanding as of January 1, 2022	1,901,163	$ 33.05	8.3	$ 84.8
Granted	625,578	45.07		—
Exercised	(145,525)	13.80		3.7
Cancelled/Expired	(394,328)	41.61		2.2
Outstanding as of December 31, 2022	1,986,978	$ 36.54	7.8	$ 1.3
Granted	—	—		
Exercised	(103,047)	11.89		0.5
Cancelled/Expired	(294,402)	24.07		0.2
Outstanding as of December 31, 2023	1,589,529	$ 16.13	6.8	$ 0.2
Vested and exercisable as of December 31, 2023	1,386,891	$ 16.16	6.7	$ 0.2

The weighted-average grant date fair value of options granted during the year ended December 31, 2022 was $15.24 per share.

Total unrecognized compensation cost of $4.0 million as of December 31, 2023 is expected to be recognized over a weighted-average period of 1.1 years.

Valuation Assumptions of Stock Options

The fair value of granted stock options was estimated as of the date of grant using the Black-Scholes-Merton option-pricing model, based on the following inputs:

	December 31, 2022
Expected term (in years)	5.0 - 6.7
Expected volatility	29.6% - 30.9%
Risk-free interest rate	2.7% - 3.0%
Expected dividend yield	—%

Expected Term – The expected term represents the period that the Company's stock-based awards are expected to be outstanding. The Company has opted to use the simplified method for estimating the expected term of options. Accordingly, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected Volatility – Due to the Company's limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of peer companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies' shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the grant's expected term.

Expected Dividend Yield – The Company has never paid dividends and does not currently expect to pay dividends.

Fair value of common stock – The Company determined the value of its common stock based on the observable daily closing price of its common stock (ticker symbol "HIPO").

Early Exercises of Stock Options

In 2020 and 2021, certain employees early exercised stock options with cash. On December 31, 2023 and 2022, the Company had $0.7 million and $1.4 million, respectively, recorded in accrued expenses and other liabilities related to early exercises of the stock options, and the related number of unvested shares subject to repurchase was 26 thousand and 0.1 million, respectively.

Stock Option Repricing

On March 1, 2023, the Board approved a one-time repricing of certain stock option awards. The repricing will impact out-of-the-money stock options held by all employees who remain employed through March 6, 2023 (the "Repricing Date"), including our executive officers. Each stock option was repriced to have a per share exercise price equal to the closing price of the Company's common stock on the Repricing Date, except that the per share exercise price of each stock option held by any of our executive officers that was repriced is subject to a premium. The premium will be in effect from the Repricing Date through the first anniversary of the Repricing Date (the "Premium End Date"). In the event the applicable executive officer (i) exercises his/her stock options prior to the Premium End Date or (ii) does not provide services to the Company as an employee or a consultant through the Premium End Date, the per share exercise price applicable to his/her stock options will be two times the closing price of the Company's common stock on the Repricing Date. There were no changes to the number of shares, the vesting schedule or the expiration date of the repriced stock options. As a result of the repricing, the Company will record incremental share-based compensation charges of $3.6 million, of which $1.4 million was recognized on the Repricing Date, and $2.2 million will be recognized over the remaining term of the repriced options.

Restricted Stock Units and Performance Restricted Stock Units

The Company grants service based RSUs and performance based RSUs ("PRSUs") as part of the Company's equity compensation plans.

The Company measures RSU and PRSU expense for awards granted based on the estimated fair value of those awards at grant date. To estimate the fair value of PRSUs containing a market condition, the Company used the Monte Carlo valuation model. The fair value of all other awards is based on the closing price of the Company's common stock as reported on the NYSE on the date of grant. The RSUs generally vest over a period of two to four years. The PRSUs vest based on the level of achievement of the performance goals and continued employment with the Company over a one to four year performance period.

Stock-based compensation expense for RSUs are recognized based on the straight-line basis over the employee requisite service period. Stock-based compensation expense for PRSUs are recognized on a graded accelerated basis over the employee requisite service period. The Company accounts for forfeitures as they occur.

During the year ended December 31, 2022, the Company granted 1.1 million PRSUs. Half of the PRSUs granted are subject to the achievement of market-based performance goals and the remaining PRSUs subject to vesting pursuant to internal financial measures. The actual number of units that ultimately vest will range from 0% to 100% of the granted amount, based on the level of achievement of the performance goals and continued employment with the Company.

The following table presents the assumptions utilized in the Monte Carlo valuation model for market-based awards for the period indicated:

	December 31,
	2022
Expected term (in years)	4.1
Expected volatility	95.0 %
Risk-free interest rate	2.9 %
Expected dividend yield	— %

The following table summarizes the RSU and PRSU activity years ended December 31, 2023 and 2022:

	Number of Shares	Weighted Average Grant-Date Fair Value per Share
Unvested and outstanding as of December 31, 2021	1,165,571	$ 99.85
Granted	2,829,774	30.49
Vested	(444,105)	87.10
Canceled and forfeited	(669,256)	67.89
Unvested and outstanding as of December 31, 2022	2,881,984	$ 41.15
Granted	1,579,871	16.89
Vested	(1,139,308)	39.41
Canceled and forfeited	(787,864)	36.26
Unvested and outstanding as of December 31, 2023	2,534,683	$ 28.28

Total unrecognized compensation cost of unvested RSUs and PRSUs is $45.9 million as of December 31, 2023, and it is expected to be recognized over a weighted-average period of 1.7 years.

2021 Employee Stock Purchase Plan

The Company adopted the 2021 Employee Stock Purchase Plan (the "2021 ESPP"), which authorized 0.5 million shares of common stock for issuance. The 2021 ESPP became effective on October 25, 2021. The 2021 ESPP is designed to allow eligible employees of the Company to purchase shares of common stock with their accumulated payroll deductions at a price equal to 85% of the lesser of the fair market value on the first business day of the offering period or on the designated purchase date of the offering period up to $25,000 during the calendar year. The ESPP offers a six-month look-back feature as well as an automatic reset feature that provides for an offering period to be reset to a new lower-priced offering if the offering price of the new offering period is less than that of the current offering period. During the year ended December 31, 2023 and 2022, 142,297 and 46,000 shares were issued under the plan, respectively. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in 2031, by an amount equal to the lesser of (i) one percent of the shares outstanding (on a converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares as may be determined by the board of directors.

Stock-Based Compensation

Total stock-based compensation expense, classified in the accompanying consolidated statements of operations and comprehensive loss was as follows (in millions):

	Year Ended December 31,			
	2023		**2022**	
Losses and loss adjustment expenses	$	1.2	$	2.6
Insurance related expenses		4.9		5.4
Technology and development		12.5		19.2
Sales and marketing		13.1		13.7
General and administrative		25.8		21.0
Total stock-based compensation expense	$	57.5	$	61.9

Stock Repurchases

In March 2023, the Company's Board of Directors authorized the repurchase of up to $50.0 million of its common stock, with no expiration date. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the amount and timing of repurchases to be determined at the Company's discretion depending on market conditions and corporate needs. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its common stock under this authorization. This program does not obligate the Company to acquire any particular amount of its common stock, and may be modified, suspended or terminated at any time at the Company's discretion. During the year ended December 31, 2023, the Company repurchased 0.1 million shares of its common stock for $1.8 million under this program. Shares repurchased by the Company are accounted for when the transaction is settled. As of December 31, 2023, there were no unsettled share repurchases. Direct costs incurred to acquire the shares are included in the total cost of the shares.

17. Income Taxes

Income tax expense

The Company and its U.S. subsidiaries file a consolidated federal income tax return. Tax liabilities and benefits realized by the consolidated group are allocated on a separate return basis. The Company's international subsidiaries file various income tax returns in their respective jurisdictions.

Income (loss) before tax consists of the following (in millions):

	Year Ended December 31,	
	2023	**2022**
United States	$ (274.0)	$ (333.5)
Foreign	1.4	1.4
Loss before income taxes attributable to Hippo	$ (272.6)	$ (332.1)
Income before tax attributable to noncontrolling interests	10.1	6.9
Loss before income taxes	$ (262.5)	$ (325.2)

The components of the total provision for income taxes are as follows (in millions):

	Year Ended December 31,	
	2023	**2022**
Loss before income taxes attributable to Hippo	$ (272.6)	$ (332.1)
Income tax benefit from statutory rate	(57.2)	(69.8)
Effect of:		
Meals, entertainment & parking	0.2	0.2
Deferred compensation	7.4	6.6
State taxes	(9.1)	(9.0)
Goodwill impairment	—	8.0
Increase in valuation allowance	64.2	66.8
Foreign taxes	0.1	1.2
Other	(5.1)	(2.7)
Income taxes expense	$ 0.5	$ 1.3

The components of the provision for income taxes are as follows (in millions):

	Year Ended December 31,	
	2023	**2022**
Income tax applicable to:		
Current		
Federal	$ —	$ —
State	0.4	0.1
Foreign	0.8	1.2
Total current provision	$ 1.2	$ 1.3
Deferred		
Federal	$ —	$ —
State	—	—
Foreign	(0.7)	—
Total deferred provision	$ (0.7)	$ —
Total provision for income taxes	$ 0.5	$ 1.3

Deferred tax

Significant components of the Company's deferred tax assets and liabilities are as follows (in millions):

	As of December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryforward	$ 171.6	$ 127.7
Intangible assets	10.2	8.5
Research and development credit	10.5	6.7
Deferred compensation	9.7	6.2
Unearned premium reserve	4.1	1.6
Loss reserve discount	1.1	0.8
Unrealized losses	2.0	1.7
Lease liability	3.5	5.6
Deferred revenue	5.9	4.3
Capitalized software	13.7	5.8
Other accruals	3.2	0.7
Total deferred tax assets	$ 235.5	$ 169.6
Valuation allowance	(226.0)	(161.5)
Total deferred income tax assets	$ 9.5	$ 8.1
Deferred tax liabilities		
Property and equipment	$ 0.9	$ 0.5
Provision for commission slide and cancellation	—	0.2
Deferred acquisition costs	5.0	1.7
Right-of-use asset	2.4	5.4
Other	0.4	0.3
Total deferred tax liabilities	$ 8.7	$ 8.1
Deferred income tax assets, net	$ 0.8	$ —

Valuation Allowance

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of all available evidence, with primary focus on the Company's history of recent losses, the Company has concluded that it is not more likely than not that the recorded federal and state deferred tax assets will be realized. As a result, the Company has recorded a full valuation allowance against its federal and state deferred tax assets recorded as of December 31, 2023 and 2022.

Unrecognized Tax Benefits

The Company recognizes the tax benefit of tax positions taken in the consolidated financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the tax technical merits of the position. The tax benefit of a position that meets this standard is measured at the largest amount of benefit that is expected to be more likely than not to be realized on settlement. A liability is established for the difference between the tax benefit of positions taken in a tax return and the tax benefit of tax positions recognized in the consolidated financial statements.

Below is a reconciliation of unrecognized tax benefits (in millions):

| | Year Ended December 31, | |
	2023	2022
Beginning unrecognized tax benefits	$ 2.9	$ 1.1
Increases related to tax positions from prior years	0.8	0.7
Increases related to tax positions taken in the current year	1.4	1.1
Ending unrecognized tax benefits	$ 5.1	$ 2.9

The balances at December 31, 2023 and 2022 were fully offset by a valuation allowance. No interest or penalties were incurred during the years ended December 31, 2023 and 2022.

As of December 31, 2023, there were no material positions for which the Company believes it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

Net Operating Losses

As of December 31, 2023, the Company has U.S. federal and state net operating loss ("NOL") carryforwards of $719.8 million and $326.7 million, respectively. The Company has $166.2 million of Dual Consolidated Losses in RHS, a 953(d) company. The provisions of the Tax Cuts and Jobs Act of 2017 eliminated the 20-year carryforward period and made it indefinite for federal NOLs generated in tax years after December 31, 2017. For such amounts generated prior to 2018, the 20-year carryforward periods continue to apply.

In general, a corporation's ability to utilize its NOL carryforwards may be subject to a substantial limitation due to ownership changes that may have occurred or that could occur in the future, as required by section 382 of the Internal Revenue Code of 1986 (the "Code"), as amended, as well as similar state provisions. These ownership changes may limit the amount of NOL and research & development ("R&D") credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change," as defined by section 382 of the Code, results from transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the capital (as defined) of a company by certain stockholders or public groups. The Company has performed a section 382 analysis and experienced two historical ownership changes in 2016 and 2018, and the Company's tax attributes subject to such limitations under section 382 have been considered. Components of the NOL carryforwards are as follows (in millions):

	20-year Carryforward Expires in 2035 - 2043		Indefinite Carryforward Period		Total	
U.S. Federal	$	175.3	$	544.5	$	719.8
U.S. State		326.7		—		326.7
Balance as of December 31, 2023	$	502.0	$	544.5	$	1,046.5

Tax credit carryforwards

As of December 31, 2023, the Company has U.S. federal R&D credit carryforwards of $10.0 million, which have a 20-year carryforward and expire 2038-2043, as well as state R&D credit carryforwards of $6.6 million, which have an indefinite carryforward period.

Taxing Authority Audits

The Company's income tax returns are subject to federal and state tax examinations. There are no pending tax examinations as of December 31, 2023. For U.S. federal purposes, the Company is open to examination for the 2020 – 2022 tax years and for state purposes, the Company is open for from 2019 – 2022 tax years. No interest or penalties were incurred during the years ended December 31, 2023 and 2022.

18. Net Loss Per Share Attributable to Common Stockholders

Net loss per share attributable to common stockholders was computed as follows:

	Year Ended December 31,			
	2023		2022	
Numerator:				
Net loss attributable to Hippo – basic and diluted (in millions)	$	(273.1)	$	(333.4)
Denominator:				
Weighted-average shares used in computing net loss per share attributable to Hippo — basic and diluted		23,578,922		22,747,101
Net loss per share attributable to Hippo — basic and diluted	$	(11.58)	$	(14.66)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	December 31,	
	2023	2022
Outstanding options	1,589,529	1,986,978
Warrants to purchase common shares	360,000	360,000
Common stock subject to repurchase	26,058	76,364
RSU and PRSUs	2,534,683	2,881,984
Total	4,510,270	5,305,326

19. Acquisitions

Asset Acquisitions

In the fourth quarter of fiscal 2023, the Company acquired two insurance agencies for a purchase consideration totaling $5.9 million and consisting of $4.3 million in cash, of which $0.7 million is deferred until the first and second anniversary of the transaction date, and $1.6 million related to the fair value of the previously held interest. Both acquisitions were determined to be asset acquisitions for accounting purposes. Of the total purchase consideration, $4.8 million has been recorded to acquired intangible assets and primarily relate to customer relationships and have a useful life of seven years. The remaining net assets acquired consisted of $1.1 million of net working capital.

Prior to the acquisition, the Company accounted for its ownership interest under the equity method of accounting. The acquisition of the controlling financial interest was accounted for as a step acquisition. The Company's previously held interest was remeasured to fair value and resulted in a gain of $1.3 million. The gain was reflected in other (income) expense, net line of the consolidated statements of operations and comprehensive loss.

Acquisition of noncontrolling interests in subsidiaries

In the fourth quarter of 2023, the Company purchased all of the noncontrolling interest in two insurance agencies for $3.2 million in cash. In connection therewith, the Company recognized a $2.7 million adjustment to equity for the difference between the $3.2 million of cash consideration allocated to the noncontrolling interest and its $0.5 million carrying value. The Company had previously consolidated these agencies as they were VIEs and the Company was the primary beneficiary.

20. Statutory Financial Information

The Company's insurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. U.S. state insurance laws and regulations prescribe accounting practices for determining statutory net income and capital and surplus for insurance companies. In addition, state regulators may permit statutory accounting practices (SAP) that differ from prescribed practices. The principal differences between SAP and GAAP as they relate to the financial statements of the Company's insurance subsidiaries are (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining surplus under SAP, (c) investments in fixed income securities are carried at amortized cost under SAP whereas such securities are carried at fair value under GAAP, and (d) the criteria for recognizing net DTAs and the methodologies used to determine such amounts are different under SAP and GAAP.

Risk-Based Capital ("RBC") requirements promulgated by the National Association of Insurance Commissioners require property/casualty insurers to maintain minimum capitalization levels determined based on formulas incorporating various business risks of the insurance subsidiaries. As of December 31, 2023 and 2022, the Company's insurance subsidiaries capital and surplus exceeds its authorized control level.

The statutory net income and statutory capital and surplus of the Company's insurance subsidiaries in accordance with regulatory accounting practices were as follows (in millions):

	Statutory Net Income (Loss)		Statutory Capital and Surplus	
	2023	**2022**	**2023**	**2022**
U.S. insurance subsidiaries	$ 21.2	$ 1.0	$ 191.0	$ 164.9
International insurance subsidiary	(53.9)	(35.8)	24.1	26.9
Total	$ (32.7)	$ (34.8)	$ 215.1	$ 191.8

21. Dividend Restrictions

Spinnaker Insurance Company

The maximum amount of dividends that can be paid by all property and casualty insurance companies within the group without prior approval of their respective insurance commissioner in a 12 month period, measured retrospectively from the date of payment, is $26.3 million and $21.3 million as of December 31, 2023 and 2022.

RH Solutions Insurance (Cayman) Ltd.

The Company's insurance subsidiary in the Cayman Islands, RHS, is regulated by the Cayman Islands Monetary Authority ("CIMA"). CIMA must be given advanced notice of any dividend payments. At December 31, 2023 and 2022, approximately $18.4 million and $24.4 million, respectively, of excess capital were available for the payment of dividends contingent on receiving the prior approval of CIMA. Dividend distributions to RH Solutions' stakeholders are recognized in the period in which the dividends are declared by the Directors. In accordance with the terms of the Insurance (Capital and Solvency) (Class B, C, and D Insurers) Regulations, 2012, as a Class B(iii) insurer under the Law, RHS is required to maintain the Prescribed Capital Requirement ("PCR") of $5.7 million, which is based on net earned premium during the fiscal year.

22. Segments

Starting with the first quarter of 2023, the Company realigned its internal reporting to reflect how the Company now manages and monitors its operating results. As a result of these changes, the Company now has three reportable segments: Services, Insurance-as-a-Service, and Hippo Home Insurance Program.

The Company's Services segment earns fees and/or commission income without assuming underwriting risk or need for reinsurance. The Company also partners with home builders, as well as independent agencies, to source insureds seeking a product for which the Company provides the best carrier for the insured whether it be of Hippo or a third-party carrier, including other insurance products like auto, rental, etc.

Insurance-as-a-Service is managed through the Company's subsidiary Spinnaker and is a platform to support third party MGAs. The Company rents its capital, 50 state licenses and the strong financial rating of Spinnaker (rated "A-" Excellent by A.M. Best) to earn fee-based revenues with the assumption of limited underwriting risk using quota-share reinsurance. The Company also earns a portion of the premiums paid to it for the risk the Company retains as well as generates investment income. The diversification of the Company's balance sheet allows it to carry less capital than the Company's MGA clients would be required to on their own.

The Hippo Home Insurance Program is the Company's Hippo-branded homeowners insurance business. The Company's main source of revenue is the premiums paid to it by the Company's homeowner customers. In addition, the Company's revenues include commissions for premiums the Company cedes to third parties, policy and services fees and investment income. The Company's strategy is to retain the portion of the underwriting risk where the Company believes its loss prevention strategies are the most effective.

The Company's Chief Executive Officer, who serves as the chief operating decision maker ("CODM"), evaluates the financial performance of the Company's segments based upon segment adjusted operating income or (loss) as the profitability measure. Items outside of adjusted operating income or (loss) are not reported by segment, since they are excluded from the single measure of segment profitability reviewed by the CODM. The Company's CODM does not use segment assets to allocate resources or to assess performance of the segments and, therefore, segment assets have not been reported separately.

The tables below present segment information reconciled to total net loss attributable to Hippo, for the periods indicated (in millions). Financial information for the period ended December 31, 2022 has been revised to conform with the current year presentation.

HIPPO HOLDINGS INC.
Notes to Consolidated Financial Statements

	Year Ended December 31, 2023				
	Services	Insurance-as-a-Service	Hippo Home Insurance Program	Intersegment Eliminations[1]	Total
Revenue:					
Net earned premium	$ —	$ 42.9	$ 64.6	$ —	$ 107.5
Commission income, net	43.7	19.8	7.3	(7.4)	63.4
Service and fee income	0.5	0.3	14.9	—	15.7
Net investment income	0.1	7.7	15.3	—	23.1
Total Revenue	44.3	70.7	102.1	(7.4)	209.7
Adjusted Operating Expenses:					
Loss and loss adjustment expense	—	15.6	165.0	—	180.6
Insurance related expense	—	22.8	37.9	(2.9)	57.8
Sales and marketing	42.5	—	16.9	(3.5)	55.9
Technology and development	16.6	0.5	17.2	—	34.3
General and administrative	11.9	5.8	30.0	—	47.7
Other expenses	0.7	—	0.1	—	0.8
Total adjusted operating expenses	71.7	44.7	267.1	(6.4)	377.1
Less: Net investment income	(0.1)	(7.7)	(15.3)	—	(23.1)
Less: Noncontrolling interest	(10.1)	—	—	—	(10.1)
Adjusted operating income (loss)	(37.6)	18.3	(180.3)	(1.0)	(200.6)
Net investment income					23.1
Depreciation and amortization					(19.8)
Stock-based compensation					(57.5)
Fair value adjustments					1.5
Contingent consideration charge					(6.0)
Other one-off transactions					(7.8)
Income tax expense					(0.5)
Restructuring charges					(2.6)
Impairment charges					(2.9)
Net loss attributable to Hippo					$ (273.1)
Income tax expense					0.5
Noncontrolling interest					10.1
Loss before income taxes					$ (262.5)

[1]Intersegment eliminations include commissions paid from Hippo Home Insurance Program for policies sold by the Company's Services segment (revenue, cost, and other adjustments in respective business units eliminated as part of consolidation).

	Year Ended December 31, 2022				
	Services	**Insurance-as-a-Service**	**Hippo Home Insurance Program**	**Intersegment Eliminations**[1]	**Total**
Revenue:					
Net earned premium	$ —	$ 22.5	$ 20.0	$ —	$ 42.5
Commission income, net	36.0	11.4	25.0	(18.1)	54.3
Service and fee income	0.9	—	13.0	—	13.9
Net investment income	—	3.1	5.9	—	9.0
Total Revenue	36.9	37.0	63.9	(18.1)	119.7
Adjusted Operating Expenses:					
Loss and loss adjustment expense	—	13.4	85.4	—	98.8
Insurance related expense	—	10.5	53.1	(18.1)	45.5
Sales and marketing	61.8	0.2	18.1	—	80.1
Technology and development	6.8	—	29.7	—	36.5
General and administrative	9.7	4.4	34.5	—	48.6
Other expenses	0.7	—	—	—	0.7
Total adjusted operating expenses	79.0	28.5	220.8	(18.1)	310.2
Less: Net investment income	—	(3.1)	(5.9)	—	(9.0)
Less: Noncontrolling interest	(6.9)	—	—	—	(6.9)
Adjusted operating income (loss)	(49.0)	5.4	(162.8)	—	(206.4)
Net investment income					9.0
Depreciation and amortization					(15.2)
Stock-based compensation					(61.9)
Fair value adjustments					4.0
Contingent consideration charge					(4.1)
Other one-off transactions					(2.2)
Income tax expense					(1.3)
Restructuring charges					(1.8)
Impairment charges					(53.5)
Net loss attributable to Hippo					$ (333.4)
Income tax expense					1.3
Noncontrolling interest					6.9
Loss before income taxes					$ (325.2)

[1]Intersegment eliminations include commissions paid from Hippo Home Insurance Program for policies sold by the Company's Services segment (revenue, cost, and other adjustments in respective business units eliminated as part of consolidation).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K were effective in providing reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 . In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013 framework). Based on our assessment under the framework in Internal Control—Integrated Framework (2013 framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2023. This Annual Report on Form 10-K does not include an attestation report of our independent registered accounting firm due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the three months ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

From time to time, our officers (as defined in Rule 16a-1(f) of the Exchange Act) and directors may enter into Rule 10b5-1 or non-Rule 10b5-1 trading arrangements (as each such term is defined in Item 408 of Regulation S-K).

During the three months ended December 31, 2023, none of the Company's directors or officers adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Document	Incorporated by Reference			Provided Herewith
		Form	Filing Date	Number	
2.1†	Agreement and Plan of Merger, dated as of March 3, 2021, by and among Reinvent Technology Partners Z, RTPZ Merger Sub Inc. and, Hippo Enterprises, Inc.	S-4	7/8/2021	2.1	
3.1	Amended and Restated Certificate of Incorporation of Hippo Holdings Inc.	10-Q	11/10/2021	3.1	
3.2	Certificate of Amendment to the Certificate of Incorporation of Hippo Holdings Inc.	8-K	9/29/2022	3.1	
3.3	Amended and Restated Bylaws of Hippo Holdings Inc.	10-Q	11/10/2021	3.2	
4.1	Specimen Warrant Certificate.	S-1	11/2/2020	4.4	
4.2	Warrant Agreement, dated November 18, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.	8-K	11/23/2020	4.1	
4.3	Description of Hippo Holdings Inc.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.				X
10.1	Form of Indemnification Agreement.	8-K	8/5/2021	10.1	
10.2	Sponsor Support Agreement, dated March 3, 2021, by and among the Sponsor, each officer and director of RTPZ, RTPZ, and Old Hippo.	S-4	7/8/2021	10.14	
10.3	Company Support Agreement, dated March 3, 2021, by and among RTPZ, Old Hippo, each officer and director of Old Hippo and certain stockholders of Old Hippo.	S-4	7/8/2021	10.15	
10.4	Sponsor Agreement, dated March 3, 2021, by and among the Sponsor, RTPZ, and Old Hippo.	S-4	7/8/2021	10.16	
10.5	Registration Rights Agreement by and among the Company, the Sponsor and the other holders of Class B ordinary shares, certain former stockholders of Old Hippo, and Reinvent Capital Fund LP.	8-K	8/5/2021	10.5	
10.6*	Hippo Holdings Inc. 2021 Employee Stock Purchase Plan.	8-K	8/5/2021	10.6	
10.7*	Hippo Holdings Inc. 2021 Incentive Award Plan.	8-K	8/5/2021	10.7	
10.8*	Form of Option Agreement under Hippo Holdings Inc. 2021 Incentive Award Plan.	8-K	8/5/2021	10.8	
10.9*	Form of Restricted Stock Unit Agreement under Hippo Holdings Inc. 2021 Incentive Award Plan.	8-K	8/5/2021	10.9	
10.10	Form of Subscription Agreement.	S-4	7/8/2021	10.21	
10.11*	Offer Letter Agreement, dated as of February 5, 2019, by and between Hippo Analytics Inc. and Stewart Ellis.	S-4	7/8/2021	10.22	
10.12*	Employment Agreement, dated as of December 9, 2015, by and between Hippo Analytics Inc. and Aviad Pinkovezky.	S-4	7/8/2021	10.23	

10.13*	Offer Letter Agreement, dated as of October 14, 2020, by and between Hippo Analytics, Inc. and Simon Fleming-Wood.	S-4	7/8/2021	10.24
10.14*	Employment Agreement, dated as of January 1, 2016, by and between Hippo Analytics Inc. and Assaf Wand.	S-4	7/8/2021	10.25
10.15*	Employment Agreement, dated as of January 26, 2017, by and between Hippo Analytics Inc. and Rick McCathron.	S-4	7/8/2021	10.26
10.16*	Hippo Holdings Inc. Non-Employee Director Compensation Program.	8-K	8/5/2021	10.17
10.17*	Separation Agreement, dated February 24, 2023 by and between Hippo Employee Services Inc. and Simon Fleming-Wood	10-K	3/2/2023	10.18
10.18	Lease Agreement by and between 601 Congress LP and Hippo Analytics Inc., dated as of January 30, 2019.	8-K	8/5/2021	10.18
10.19	First Amendment to Lease Agreement by and between 601 Congress LP and Hippo Analytics Inc., dated as of May 9, 2019.	8-K	8/5/2021	10.19
10.20	Second Amendment to Lease Agreement by and between 601 Congress LP and Hippo Analytics Inc., dated as of June 26, 2019.	8-K	8/5/2021	10.20
10.21	Lease Agreement by and between Tallwood Forest, LLC and Hippo Analytics Inc., dated as of June 14, 2019.	8-K	8/5/2021	10.21
10.22	Amendment to Lease Agreement by and between Tallwood Forest, LLC and Hippo Analytics Inc., dated as of November 24, 2020.	8-K	8/5/2021	10.22
10.23	Office Lease by and between Elevate Sabine, LLC and Hippo Analytics Inc., dated as of July 2, 2020.	8-K	8/5/2021	10.23
10.24	First Amendment to Office Lease by and between Elevate Sabine, LLC and Hippo Analytics Inc., dated as of October 29, 2020.	8-K	8/5/2021	10.24
10.25	Lease Agreement by and between 522 Congress, LP and Hippo Analytics Inc., dated as of December 15, 2017.	8-K	8/5/2021	10.25
10.26	First Amendment to Lease Agreement by and between 522 Congress LP and Hippo Analytics Inc., dated as of June 26, 2019.	8-K	8/5/2021	10.26
10.27	Second Amendment to Lease Agreement by and between 522 Congress LP and Hippo Analytics Inc., dated as of July 7, 2021.	8-K	8/5/2021	10.27
10.28	Purchase and Sale Agreement, dated February 24, 2022, by and between Spinnaker Insurance Company and Elevate Sabine Investors LP	10-Q	5/16/2022	10.1
10.29	First Amendment to Purchase and Sale Agreement, dated March 24, 2022, by and between Spinnaker Insurance Company and Elevate Sabine Investors LP	10-Q	5/16/2022	10.2
10.30	Second Amendment to Purchase and Sale Agreement, dated February 6, 2023, by and between Spinnaker Insurance Company and Elevate Sabine Investors LP.			X

10.31	Third Amendment to Purchase and Sale Agreement, dated March 8, 2023, by and between Spinnaker Insurance Company and Elevate Sabine Investors LP.				X
14.1	Code of Business Conduct and Ethics.	8-K	8/16/2021	14.1	
19.1	Hippo Employee Services Inc. Insider Trading Compliance Policy.				X
21.1	List of Subsidiaries.				X
23.1	Consent of Deloitte & Touche LLP.				X
23.2	Consent of Ernst & Young LLP.				X
24.1	Power of Attorney (see the signature page of this Form 10 K).				X
31.1	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*				X
31.2	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *				X
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *				X
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*				X
97.1	Hippo Holdings Inc. Policy for Recovery of Erroneously Awarded Compensation.				X
101.INS	XBRL Instance Document*				X
101.SCH	XBRL Taxonomy Extension Schema Document*				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*				X
104	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2021 formatted in Inline XBRL (included in Exhibit 101)				X

*   Indicates management or board of directors contract or compensatory plan or arrangement.

**   The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

†   This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally upon request by the SEC.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 6, 2024.

HIPPO HOLDINGS INC.
(Registrant)

By: /s/ Stewart Ellis

Name: Stewart Ellis

Title: Chief Financial Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stewart Ellis, his true and lawful attorneys-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

/s/ Assaf Wand	/s/ Richard McCathron
Assaf Wand	**Richard McCathron**
Chairperson of the Board	**President, Chief Executive Officer, & Director**
March 6, 2024	**(Principal Executive Officer)**
	March 6, 2024
/s/ Stewart Ellis	/s/ Mark Schaaf
Stewart Ellis	**Mark Schaaf**
Chief Financial Officer	**Director**
(Principal Accounting Officer)	**March 6, 2024**
March 6, 2024	
/s/ Eric Feder	/s/ Lori Dickerson Fouché
Eric Feder	**Lori Dickerson Fouché**
Director	**Director**
March 6, 2024	**March 6, 2024**
/s/ Hugh R. Frater	/s/ John Nichols
Hugh R. Frater	**John Nichols**
Director	**Director**
March 6, 2024	**March 6, 2024**
/s/ Sam Landman	/s/ Sandra Wijnberg
Sam Landman	**Sandra Wijnberg**
Director	**Director**
March 6, 2024	**March 6, 2024**